
capital


credit quality


community
NationalBank
AND TRUST COMPANY

NB&T
FINANCIAL GROUP, INC

2008 Annual Report

Company Values

For 136 years, The National Bank and Trust Company has been a pillar of the communities we serve. Today, our strength comes from National Bank and Trust's commitment to the five Cs, which together, form the foundation of our company's values. Our customers choose to do business with us because they have a personal relationship with the National Bank and Trust employees in their neighborhood that is built on mutual respect. More importantly, they trust that the decisions our banking professionals help them make will move them closer to their financial goals. Our customers are pleased with the products and services our Bank offers and they find added value from the investments National Bank and Trust has made in today's cutting edge personal financial management technology.

Our investors choose to support this institution because they are confident National Bank and Trust has been and remains well managed, and the company's leadership has the highest ethical standards. The company is dedicated to actively managing costs and preserving capital, upholding strict standards of credit quality and continuing to invest in products and services that keep our institution competitive in our communities.


NationalBank
AND TRUST COMPANY

capital

Capital is the financial foundation of the Bank. It is the long-term investment by our shareholders to provide the base for our taking deposits and making loans. Capital affords us the opportunity to meet the needs of our customers. Being one of the most highly capitalized banks in the state of Ohio allows us to meet those needs in both good times and bad.

credit quality

Maintaining credit quality requires adhering to principles and sound underwriting practices. Credit quality depends on making the right decision both for the customer and the Bank. Sometimes, saying no to a customer may be in their best interest even when others may be saying yes. More often than not, it's common sense lending.

community

Our heart is in our community. We proudly serve Brown, Clermont, Clinton, Highland and Warren counties with 19 locations and actively participate in the neighborhoods in which we live and work. Last year, our associates donated more than 700 hours of their time volunteering in the community. We believe that in order to help people reach their goals, first, we must build a relationship.

connection

The world moves fast. Our goal is to empower our customers with the products and services that allow them to reach their financial goals at their speed, from where ever they want to be. In 2009, National Bank and Trust will launch Mobile Banking and Account Messenger. Our customers will be able to manage their finances and receive real time alerts regarding account activity, directly from their Internet capable cell phone.

convenience

True community banking is about being able to offer small bank agility and big bank ability. Our customers appreciate that they can have all of the products, services and modern technology nationwide banks offer, including access to more than 37,000 surcharge free ATMs worldwide. And with National Bank and Trust, all decisions are made locally and there's a financial expert right down the street that they know and trust.

Letter from the President

Dear Fellow Shareholder:

It is rare for any company that reports lower year-over-year earnings to feel good about its performance. I believe, however, that our results, when measured against the overall financial services industry performance, reflect solid earnings despite unprecedented changes in our economic system.

Our 2008 financial results, a profit of $3.8 million, were $600,000, or 13.6%, below the prior year. The details of our 2008 results are outlined further in the following pages of this report, but I am pleased with our results.

The condensed version of our performance is that we were unable to find borrowers with the operating strength we require willing to pay the interest rates we deemed appropriate for the associated risk. As a result, our loan balances fell. To make use of excess funds, we invested in interest bearing deposits that earn a lower rate than what a loan would earn. Fortunately, as we begin 2009, this also improves our liquidity position and provides additional funds to meet the needs of our credit worthy customers.

The financial analysts looking at our results would say, "Their asset mix changed." They would be correct. I would quickly add that our asset quality stayed strong or improved modestly while other financial services companies experienced asset quality deterioration.





In my opinion, 2008 will go down in history as the most financially tumultuous year since 1929. I would like to highlight what I believe are the three critical areas for the financial services sector to focus on and how we are performing in these areas.

The three specific criteria are Capital, Credit Quality and Community.



Capital

In the banking world, "capital" refers to several things.

The general term we use for capital is shareholders equity. That is what the company owns when you subtract our liabilities from our assets. So when you see us use shareholders equity we really mean capital. At year-end our shareholders' equity stood at $58.8 million dollars.

As a member of the Federal Reserve System, we are subject to regulations and supervision of the Federal Reserve Board, which requires several minimum capital ratios. The ratios are calculated using risk-based capital guidelines that assign risk weightings to assets (loans have a higher risk than do most of our securities) and off balance sheet items (letters of credit, for instance).

Bank holding companies like NB&T Financial Group (NB&T) must maintain three different ratios. These minimums compared to NB&T at December 31, 2008 are:

	FED GUIDELINES	NB&T FINANCIAL
Total Risk Based	8%	18.80%
Tier 1 Risk Based	4%	17.85%
Tier 1 Leverage	3%	12.21%

You can see that NB&T greatly exceeds the required levels of capital. This capital position is the primary reason why we decided not to participate in the Treasury Department's Capital Purchase Program of The Troubled Asset Relief Program. Given our outstanding capital ratios, the possible restrictions on stock dividends and stock repurchases, having to issue preferred stock that carried common stock warrants and subjecting us to future unknown additional requirements and restrictions as periodically established by law, this was not a beneficial transaction for our shareholders.

Credit Quality

Unlike capital, credit quality does not generally carry a hard set of ratios or percentages to universally measure a bank's performance. Instead, several measures are produced and a review of these measures should provide the reader with a sense of the quality in a bank's loan portfolio.

In my opinion, the following 3 ratios, when viewed in total, help provide readers of bank financial statements with a snapshot of the strength of the bank's overall loan portfolio.

- Past due and non-performing loans to total loans – the lower the better.

- Loan loss allowance (funds set aside to cover losses from

Letter from the President

bad loans) to total loans- generally a ratio over 1.0% is considered adequate.

- Net charge-offs to average loans – the lower the better.

The following chart reflects NB&T's performance for the last two years compared to the most recent Ohio bank data provided by the FDIC.

	NB&T 2007	NB&T 2008	FDIC OHIO 2007	FDIC OHIO 9/08
Past due & non-performing loans to total loans	1.77%	1.46%	2.49%	2.50%
Loan loss allowance to total loans	1.00%	1.01%	1.01%	0.99%
Net charge-offs to average loans	0.34%	0.17%	0.13%	0.12%

Source: www.fdic.gov - Bank Analytics Ohio state profile

In general we compare most favorably to other Ohio banks. The year-over-year improvement in each of these categories did not just happen. It is the result of focusing on credit quality when loans are originated and sometimes making tough decisions when credit quality deteriorates. In the current economic climate, it will be difficult to maintain these quality results. Our goal is to outperform our Ohio competition.

Communities

Our bank currently operates in five southwestern Ohio counties. Within these counties, we have 19 offices in 15 different communities, having opened three new offices in Warren County during 2008. Each of these distinctive communities affords us different opportunities and challenges.

On May 28, 2008, DHL, an international package delivery company, and a large employer in Southwest Ohio, announced it was restructuring its business in a manner that would greatly reduce, if not eliminate, its workforce and much of the workforce of ABX Air and ASTAR in Wilmington, Ohio. At the time of the announcement, there were over 7,500 individuals employed at the Wilmington Air Park. These 7,500 individuals come from all over southwestern Ohio, and their potential job loss will impact each of our communities differently.

This economic event has created state, national and international attention. We have been and will continue to be active participants in efforts to retain as many jobs as possible in Clinton County and to redevelop the wonderful asset that is the Wilmington Air Park. As of late February 2009 the workforce is down to approximately 4,600 individuals. We expect this number to continue to decrease.

All of the communities we are fortunate to operate in have been impacted. The remarkable result of this action has been the "can do" attitude of virtually all of the displaced employees. Make no mistake; there are individuals and families that are more severely impacted than others. NB&T will work with any individual or business that has been impacted, regardless of their being our customer or not. We have committed both human and financial resources to assist our neighbors, friends and associates through this difficult period.

To date we have not experienced any significant deterioration in our credit portfolios or our deposit base. We monitor these portfolios with attention to averting any customer problem. I am confident that together we will all emerge from this stronger and more ready to face whatever challenge next comes our way.

Also under the area of community, I would be remiss if I did not recognize the retirement of our director Darleen M. Myers. Darleen served the bank as a director from April 18, 1995 until this past December 31, 2008. Over the years she served on every standing committee and was an advocate of the bank in all her endeavors. In addition to being an active board member, Darleen served Clinton County for seventeen years as a county extension agent in the home economics area, and then served as a county commissioner from 1995 to 1999. Thank you Darleen for all your contributions, and best wishes for a long and healthy retirement!

In summary, we had a successful 2008. The current year promises to bring bigger challenges, some of which have yet to emerge. The recent announcement by the FDIC of increased deposit insurance premiums is just such a challenge. The cost to NB&T will not be insignificant and is a large expense incurred as a result of the mistakes of others. These are tough times for the banking industry and many of our local communities. I cannot predict what the future results will be, but I do believe in one thing. The staff, management and directors are focused on working together to meet the challenges ahead for our clients, associates and shareholders.

I look forward to seeing you at our annual meeting on April 28, 2009.

Sincerely,

John J. Limbert
President & CEO
NB&T Financial Group, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

Commission file number 0-23134

SEC Mail Processing Section
MAR 25 2009
Washington, DC
105

NB&T FINANCIAL GROUP, INC

NB&T FINANCIAL GROUP, INC.
(Exact name of registrant as specified in its charter)

Ohio	**31-1004998**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

48 N. South Street, Wilmington, Ohio 45177
(Address of principal executive offices) (Zip Code)

Registrant's telephone number: (937) 382-1441

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value	**The NASDAQ Stock Market LLC (NASDAQ Capital Market)**

Securities registered pursuant to 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)			

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act) Yes ☐ No ☒

Based on the closing sales price of $15.06 per share on June 30, 2008, the aggregate market value of the issuer's shares held by nonaffiliates on such date was $33,073,341. For this purpose, shares held by nonaffiliates are all outstanding shares except those held by the directors and executive officers of the registrant and those held by The National Bank and Trust Company (the "Bank") as trustee with respect to which the Bank has sole or shared voting or dispositive power. As of March 2, 2009, 3,173,082 common shares were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The following sections of the definitive Proxy Statement for the 2009 Annual Meeting of Shareholders of NB&T Financial Group, Inc. (the "Proxy Statement"), are incorporated by reference into Part III of this Form 10-K:

1. Election of Directors;
2. Executive Officers;
3. Section 16(a) Beneficial Ownership Reporting Compliance;
4. Compensation of Executive Officers and Directors;
5. Voting Securities and Ownership of Certain Beneficial Owners and Management;
6. Certain Relationships and Related Transactions; and
7. Auditors.

NB&T FINANCIAL GROUP, INC.

For the Year Ended December 31, 2008

Table of Contents

PART I

Item 1. Description of Business

GENERAL

NB&T Financial Group, Inc. ("NB&T Financial" or the "Company"), an Ohio corporation, is a financial holding company which owns all of the issued and outstanding common shares of The National Bank and Trust Company, chartered under the laws of the United States (the "Bank"). The Bank is engaged in the commercial banking business in southwestern Ohio, providing a variety of consumer and commercial financial services. The primary business of the Bank consists of accepting deposits, through various consumer and commercial deposit products, and using such deposits to fund loans secured by residential and non-residential real estate, commercial and agricultural loans and consumer loans, including automobile loans. All of the foregoing deposit and lending services are available at each of the Bank's full-service offices. The Bank also has a trust department with assets under management of approximately $164.2 million. As of December 31, 2008, the Bank had 214 employees.

The Bank also operates its wholly-owned subsidiary, NB&T Insurance Agency, Inc. ("NB&T Insurance"). NB&T Insurance has three locations, with its principal office in Wilmington, Ohio. NB&T Insurance sells a full line of insurance products, including property and casualty, life, health, and annuities.

As a registered bank holding company and financial holding company under the Bank Holding Company Act, NB&T Financial is subject to regulation, examination and oversight by the Board of Governors of the Federal Reserve System (the "FRB"). The Bank, as a national bank, is subject to regulation, examination and oversight by the Office of the Comptroller of the Currency (the "OCC") and special examination by the FRB. The Bank is a member of the Federal Reserve Bank of Cleveland. In addition, since its deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC"), the Bank is also subject to some regulation, oversight and special examination by the FDIC. The Bank must file periodic financial reports with the FDIC, the OCC and the Federal Reserve Bank of Cleveland. Examinations are conducted periodically by these federal regulators to determine whether the Bank and NB&T Financial are in compliance with various regulatory requirements and are operating in a safe and sound manner.

Since its incorporation in 1980, NB&T Financial's activities have been limited primarily to holding the common shares of the Bank. Consequently, the following discussion focuses primarily on the business of the Bank.

Lending Activities

General. The Bank's income consists primarily of interest income generated by lending activities, including the origination of loans secured by residential and nonresidential real estate, commercial and agricultural loans, and consumer loans. Please refer to Table 7 on page 19, which summarizes the loan portfolio mix.

Commercial and Industrial Lending. The Bank originates loans to businesses in its market area, including "floor plan" loans to automobile and agricultural equipment dealers and loans guaranteed by the Small Business Administration. The typical commercial borrower is a small to mid-sized company with annual sales under $5,000,000. The majority of commercial loans are made at adjustable rates of interest tied to the prime rate. Commercial loans typically have terms of up to five years. Commercial and industrial lending entails significant risks. Such loans are subject to greater risk of default during periods of adverse economic conditions. Because such loans are secured by equipment, inventory, accounts receivable and other non-real estate assets, the collateral may not be sufficient to ensure full payment of the loan in the event of a default.

Commercial Real Estate. The Bank makes loans secured by commercial real estate located in its market area. Such loans generally are adjustable-rate loans for terms of up to 20 years. The types of properties securing loans in the Bank's portfolio include warehouses, retail outlets and general industrial use properties. Commercial real estate lending generally entails greater risks than residential real estate lending. Such loans typically involve larger balances and depend on the income of the property to service the debt. Consequently, the risk of default on such loans may be more sensitive to adverse economic conditions. The Bank attempts to minimize such risks through prudent underwriting practices.

Real Estate Construction. The Bank originates loans for the purpose of constructing both commercial and residential buildings. The Company offers both construction-phase-only and permanent financing.

Agricultural Loans. The Bank makes agricultural loans, which include loans to finance farm operations, equipment purchases, and land acquisition. The repayment of such loans is significantly dependent upon income from farm operations, which can be adversely affected by weather and other physical conditions, government policies and general economic conditions.

Residential Real Estate. The Bank makes loans secured by one- to four-family residential real estate and multi-family (over four units) real estate located in its market area. The Bank originates both fixed-rate mortgage loans and adjustable-rate mortgage loans ("ARMs") to meet the needs of its customers. The Bank will sell loans in the secondary market it does not intend to hold for the foreseeable future.

Installment Loans. The Bank makes a variety of consumer installment loans, including home equity loans, automobile loans, recreational vehicle loans, and overdraft protection. Beginning in the third quarter of 2006, the Company significantly reduced its indirect lending activities through automobile dealers. Consumer loans involve a higher risk of default than loans secured by one- to four-family residential real estate, particularly in the case of consumer loans which are unsecured or secured by rapidly depreciating assets, such as automobiles. Various federal and state laws, including federal and state bankruptcy and insolvency laws, may also limit the amount that can be recovered on such loans.

Credit Card Service. The Bank offers credit card services through a correspondent bank.

Loan Processing. Loan officers are authorized by the Board of Directors to approve loans up to specified limits. Loans exceeding the loan officers' approval authority are referred to the Bank's Senior Loan Committee. Any loans made by the Bank in excess of the limits established for the Senior Loan Committee must be approved by the Chairman of the Board and the President of the Bank as representatives of the Board of Directors. All loans in excess of $50,000 are reported to the Board on a monthly basis.

Loan Originations, Purchases and Sales. Although the Bank generally does not purchase loans, purchases could occur in the future. Residential real estate loans are originated for sale in the secondary market. From time to time, the Bank sells participation interests in loans it originates.

Allowance for Loan Losses. Federal regulations require that the Bank establish prudent general allowances for loan losses. Senior management, with oversight responsibility provided by the Board of Directors, reviews on a monthly basis the allowance for loan losses as it relates to a number of relevant factors, including but not limited to, historical trends in the level of non-performing assets and classified loans, current charge-offs and the amount of the allowance as a percent of the total loan portfolio. While management believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments, and net earnings could be significantly affected if circumstances differ substantially from the assumptions used in making the final determination.

Investment Activities

Funds not used in the Bank's lending or banking function are dedicated to the investment portfolio. Those funds will be placed in investment programs approved by the Asset/Liability Management Committee (ALCO).

The deployment of these funds will be consistent with the overall strategy and risk profile of the Bank. The Bank primarily invests in high-quality securities to provide sufficient liquidity, secure pledged deposits, minimize current tax liability, and increase earnings.

Trust Services

The Bank received trust powers in 1922 and had approximately $164.2 million in assets under management at December 31, 2008 in the Trust Department. These assets are not included in the Bank's balance sheet because, under federal law, neither the Bank nor its creditors can assert any claim against funds held by the Bank in its fiduciary capacity. In addition to administering trusts, the services offered by the Trust Department include investment purchase and management, estate planning and administration, tax and financial planning and employee benefit plan administration.

Deposits and Borrowings

General Deposits have traditionally been the primary source of the Bank's funds for use in lending and other investment activities. In addition to deposits, the Bank derives funds from interest payments and principal repayments on loans and income on earning assets. Loan payments are a relatively stable source of funds, while deposit inflows and outflows fluctuate more in response to general interest rates and money market conditions.

Deposits Deposits are attracted principally from within the Bank's market area through the offering of numerous deposit instruments, including checking accounts, savings accounts, money market deposit accounts, and term certificate accounts. Interest rates paid, maturity terms, service fees and withdrawal penalties for the various types of accounts are established periodically by the Bank's Asset/Liability Committee and the Executive Committee based on the Bank's liquidity requirements, growth goals and market trends. The Company has also used brokers, on a limited basis, to obtain deposits. Currently the amount of deposits from outside the Bank's market area is not significant.

Borrowings The Federal Reserve System functions as a central reserve bank providing credit for its member banks and certain other financial institutions. As a member in good standing of the Federal Reserve Bank of Cleveland, the Bank is authorized to apply for advances, provided certain standards of credit-worthiness have been met. The Bank is also a member of the Federal Home Loan Bank system. Short-term borrowings include federal funds purchased and U.S Treasury demand notes.

Competition

The Bank competes for deposits with other commercial banks, savings associations and credit unions and with the issuers of commercial paper and other securities, such as shares in money market mutual funds. The primary factors in competing for deposits are interest rates and convenience of office location. In making loans, the Bank competes with other commercial banks, savings associations, mortgage bankers, consumer finance companies, credit unions, leasing companies, insurance companies and other lenders. The Bank competes for loan originations primarily through the interest rates and loan fees it charges and through the efficiency and quality of services it provides to borrowers. Competition is affected by, among other things, the general availability of lendable funds, general and local economic conditions, current interest rate levels and other factors which are not readily predictable. For years the Bank has competed within its market area with several regional bank holding companies, each with assets far exceeding those of the Bank.

REGULATION

General

Because of its ownership of all the outstanding stock of the Bank, NB&T Financial is subject to regulation, examination and oversight by the FRB as a bank holding company and financial holding company under the Bank Holding Company Act. The Bank, as a national bank, is subject to regulation, examination and oversight by the OCC and special examination by the FRB. The Bank is a member of the Federal Reserve Bank of Cleveland and a member of the Federal Home Loan Bank of Cincinnati. In addition, since its deposits are insured by the FDIC, the Bank is also subject to some regulation, oversight and special examination by the FDIC. The Bank must file periodic financial reports with the FDIC, the OCC and the Federal Reserve Bank of Cleveland. Examinations are conducted periodically by these federal regulators to determine whether the Bank and NB&T Financial are in compliance with various regulatory requirements and are operating in a safe and sound manner. In general, the FRB may initiate enforcement actions for violations of law and regulations.

Bank Holding Company Regulation

The FRB has adopted capital adequacy guidelines for bank holding companies, pursuant to which, on a consolidated basis, NB&T Financial must maintain total capital of at least 8% of risk-weighted assets. Risk-weighted assets consist of all assets, plus credit equivalent amounts of certain off- balance sheet items, which are weighted at percentage levels ranging from 0% to 100%, based on the relative credit risk of the asset. At least half of the total capital to meet this risk-based requirement must consist of core or "Tier 1" capital, which includes common stockholders' equity, qualifying perpetual preferred stock (up to 25% of Tier 1 capital) and minority interests in the equity accounts of consolidated subsidiaries, less goodwill, certain other intangibles, and portions of certain non-financial equity investments. The remainder of total capital may consist of supplementary or "Tier 2 capital." In addition to this risk-based capital requirement, the FRB requires bank holding companies to meet a leverage ratio of a minimum level of Tier 1 capital to average total consolidated assets of 3%, if they have the highest regulatory examination rating, well-diversified risk and minimal anticipated growth or expansion. All other bank holding companies are expected to maintain a leverage ratio of at least 4% of average total consolidated assets. NB&T Financial was in compliance with these capital requirements at December 31, 2008. For NB&T Financial's capital ratios, see Note 15 to the Consolidated Financial Statements in Item 8.

A bank holding company is required by law to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" (defined in the regulations as not meeting minimum capital requirements) with the terms of the capital restoration plan filed by such subsidiary with its appropriate federal banking agency.

The Bank Holding Company Act restricts NB&T Financial's ownership or control of the outstanding shares of any class of voting stock of any company engaged in a nonbanking business, other than companies engaged in certain activities determined by the FRB to be closely related to banking. In addition, the FRB has the authority to require a bank holding company to terminate any activity or relinquish control of any nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the determination by the FRB that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company. NB&T Financial currently has no nonbank subsidiaries, except subsidiaries of the Bank. The ownership of subsidiaries of the Bank is regulated by the OCC, rather than the FRB.

The Financial Services Modernization Act of 1999 permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized under the Federal Deposit Insurance Corporation Act of 1991 prompt corrective action provisions, is well managed, and has at least a satisfactory rating under the Community Reinvestment Act, by filing a declaration that the bank holding company wishes to become a financial holding company. In October 2006, NB&T Financial Group, Inc. became a financial holding company. No regulatory approval is required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board.

The Financial Services Modernization Act defines "financial in nature" to include:

- securities underwriting, dealing and market making;
- sponsoring mutual funds and investment companies;
- insurance underwriting and agency;
- merchant banking; and
- activities that the Federal Reserve Board has determined to be closely related to banking.

A national bank also may engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development and real estate investment, through a financial subsidiary of the bank, if the bank is well capitalized, well managed and has at least a satisfactory Community Reinvestment Act rating. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must continue to be well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of the financial in nature subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a Community Reinvestment Act rating of satisfactory or better. NB&T Insurance is a financial subsidiary.

Transactions between NB&T Financial and the Bank are subject to statutory limits in Sections 23A and 23B of the Federal Reserve Act, which limit the amounts of such transactions and require that the terms of the transactions be at least as favorable to the Bank as the terms would be of a similar transaction between the Bank and an unrelated party. NB&T Financial and the Bank were in compliance with these requirements and restrictions at December 31, 2008.

The FRB must approve the application of a bank holding company to acquire any bank or savings association.

National Bank Regulation

Office of the Comptroller of the Currency. The OCC is an office in the Department of the Treasury and is subject to the general oversight of the Secretary of the Treasury. The OCC is responsible for the regulation and supervision of all national banks, including the Bank. The OCC issues regulations governing the operation of national banks and, in accordance with federal law, prescribes the permissible investments and activities of national banks. The Bank is authorized to exercise trust powers in accordance with OCC guidelines. National banks are subject to regulatory oversight under various consumer protection and fair lending laws. These laws govern, among other things, truth-in-lending disclosure, equal credit opportunity, fair credit reporting and community reinvestment.

The Bank is required to meet certain minimum capital requirements set by the OCC. These requirements consist of risk-based capital guidelines and a leverage ratio, which are substantially the same as the capital requirements imposed on NB&T Financial. The Bank was in compliance with those capital requirements at December 31, 2008. For the Bank capital ratios, see Note 15 to the Consolidated Financial Statements in Item 8. The OCC may adjust the risk-based capital requirement of a national bank on an individualized basis to take into account risks due to concentrations of credit or nontraditional activities.

The OCC has adopted regulations governing prompt corrective action to resolve the problems of capital deficient and otherwise troubled national banks. At each successively lower defined capital category, a national bank is subject to more restrictive and numerous mandatory or discretionary regulatory actions or limits, and the OCC has less flexibility in determining how to resolve the problems of the institution. In addition, the OCC generally can downgrade a national bank's capital category, notwithstanding its capital level, if, after notice and opportunity for hearing, the national bank is deemed to be engaging in an unsafe or unsound practice, because it has not corrected deficiencies that resulted in it receiving a less than satisfactory examination rating on matters other than capital or it is deemed to be in an unsafe or unsound condition. The Bank's capital at December 31, 2008, met the standards for the highest capital category, a well-capitalized bank.

A national bank is subject to restrictions on the payment of dividends, including dividends to a holding company. The Bank may not pay a dividend if it would cause the Bank not to meet its capital requirements. In addition, the dividends that a Bank subsidiary can pay to its holding company without prior approval of regulatory agencies is limited to net income plus its retained net income for the preceding two years. Based on the current financial condition of the Bank, the Bank does not expect these provisions to affect the current ability of the Bank to pay dividends to NB&T Financial in an amount customary for the Bank.

OCC regulations generally limit the aggregate amount that a national bank can lend to one borrower or aggregated groups of related borrowers to an amount equal to 15% of the bank's unimpaired capital and surplus. A national bank may loan to one borrower an additional amount not to exceed 10% of the association's unimpaired capital and surplus, if the additional amount is fully secured by certain forms of "readily marketable collateral." Loans to executive officers, directors and principal shareholders and their related interests must conform to the OCC lending limits. All transactions between national banks and their affiliates, including NB&T Financial, must comply with Sections 23A and 23B of the Federal Reserve Act.

Federal Deposit Insurance Corporation. The FDIC is an independent federal agency that insures the deposits, up to prescribed statutory limits, of federally insured banks and thrifts and safeguards the safety and soundness of the banking and thrift industries. The FDIC is authorized to establish annual assessment rates for deposit insurance. The FDIC has established a risk-based assessment system for members. Under this system, assessments vary based on the risk the institution poses to its deposit insurance fund. The risk level is determined based on the institution's capital level and the FDIC's level of supervisory concern about the institution. Insurance of deposits may be terminated by the FDIC if it finds that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition enacted or imposed by the institution's regulatory agency.

Federal Reserve Board. The Federal Reserve Act requires national banks to maintain reserves against their net transaction accounts (primarily checking and NOW accounts). The amounts are subject to adjustment by the FRB. At December 31, 2008, the Bank was in compliance with its reserve requirements.

Federal Home Loan Banks. The Federal Home Loan Banks (the FHLBs) provide credit to their members in the form of advances. As a member, the Bank must maintain an investment in the capital stock of the FHLB of Cincinnati in an amount equal to the greater of 1% of the aggregate outstanding principal amount of the Bank's residential real estate loans, home purchase contracts and similar obligations at the beginning of each year, or 5% of its advances from the FHLB. The Bank is in compliance with this requirement with an investment in FHLB of Cincinnati stock having a book value of $8.6 million at December 31, 2008. The FHLB advances are secured by collateral in one or more specified categories. The amount a member may borrow from the FHLB is limited based upon the amounts of various assets held by the member.

Ohio Department of Insurance. The Bank's insurance agency operating subsidiary is subject to the insurance laws and regulations of the State of Ohio and the Ohio Department of Insurance. The insurance laws and regulations require education and licensing of agencies and individual agents, require reports and impose business conduct rules.

Item 1A. Risk Factors

Like all financial companies, NB&T Financial's business and results of operations are subject to a number of risks, many of which are outside of our control. In addition to the other information in this report, readers should carefully consider that the following important factors, among others, could materially impact our business and future results of operations.

Changes in interest rates could adversely affect our financial condition and results of operations.

Our results of operations depend substantially on our net interest income, which is the difference between (i) the interest earned on loans, securities and other interest-earning assets and (ii) the interest paid on deposits and borrowings. These rates are highly sensitive to many factors beyond our control, including general economic conditions, inflation, recession, unemployment, money supply and the policies of various governmental and regulatory authorities. If the interest we pay on deposits and other borrowings increases at a faster rate than the interest we receive on loans and other investments, our net interest income and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest we receive on loans and other investments falls more quickly than the interest we pay on deposits and borrowings. While we have taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that these measures will be effective in avoiding undue interest rate risk.

Increases in interest rates also can affect the value of loans and other assets, including our ability to realize gains on the sale of assets. We originate loans for sale and for our portfolio. Increasing interest rates may reduce the origination of loans for sale and consequently the fee income we earn on such sales. Further, increasing interest rates may adversely affect the ability of borrowers to pay the principal or interest on loans and leases, resulting in an increase in non-performing assets and a reduction of income recognized.

Changes in national and local economic and political conditions could adversely affect our earnings, as our borrowers' ability to repay loans and the value of the collateral securing our loans decline and as loans and deposits decline.

There are inherent risks associated with our lending activities, including credit risk, which is the risk that borrowers may not repay outstanding loans or the value of the collateral securing loans will decrease. Conditions such as inflation, recession, unemployment, changes in interest rates and money supply and other factors beyond our control may adversely affect the ability of our borrowers to repay their loans and the value of collateral securing the loans, which could adversely affect our earnings. Because we have a significant amount of real estate loans, a decline in the value of real estate could have a material adverse affect on us. As of December 31, 2007, 65% of our loan portfolio consisted of commercial and industrial, commercial real estate, real estate construction, installment and agricultural loans, all of which are generally viewed as having more risk of default than residential real estate loans and all of which, with the exception of installment loans, are typically larger than residential real estate loans. Residential real estate loans held in the portfolio are typically originated using conservative underwriting standards that does not include sub-prime lending. We attempt to manage credit risk through a program of underwriting standards, the review of certain credit decisions and an on-going process of assessment of the quality of the credit already extended. Economic and political changes could also adversely affect our deposits and loan demand, which could adversely affect our earnings and financial condition. Since substantially all of our loans are to individuals and businesses in Ohio, any decline in the economy of this market area could have a materially adverse effect on our credit risk and on our deposit and loan levels.

Changes in our local economy resulting from the departure of a large employer.

DHL Express (USA), Inc. and DHL Network Operations (USA), Inc. (collectively, "DHL") and ABX Air, Inc. ("ABX Air") employ more people in Clinton County than any other employer. DHL has decided to outsource its United States transportation and sorting services to another company. As a result, DHL and ABX Air are significantly reducing their operations in Wilmington and Clinton County, Ohio. Thousands of local jobs are expected to be eliminated. We expect the loss of jobs to have a negative short-term and potentially negative long-term impact on the local economy. Its impact on property values and other businesses in the community is unknown at this time. This reduction could impact the available opportunities to lend and to raise deposits. In addition, it could result in increased delinquencies, defaults and losses on existing loans and result in a decrease in deposits as customers use savings to pay bills or move to find different jobs. The Trust Department could also lose accounts as residents leave the area, reducing the Bank's income from the Trust Department.

Recent developments in the residential mortgage and related markets and the economy may adversely affect our business.

Recently, the residential mortgage market in the United States, including Ohio, has been negatively impacted by several economic factors. Included among those factors are increasing rates and payments on adjustable-rate mortgages, decreasing housing values and increased credit standards for borrowers. As a result, across Ohio and the United States, delinquencies, foreclosures and losses with respect to residential construction and mortgage loans have increased and may continue to increase. Additionally, the lower housing prices and appraisal values may result in additional delinquencies and loan losses. While the residential real estate loans held in our portfolio are typically originated using conservative underwriting standards and do not include sub-prime loans, we do originate and hold fixed- and adjustable-rate loans and residential construction loans. If the residential loan market continues to deteriorate, especially in Ohio and our local markets, our financial condition and results of operation could be adversely affected.

Difficult conditions in the financial markets may adversely affect our business and results of operations.

Our financial performance depends on the quality of loans in our portfolio. That quality may be adversely affected by several factors, including underwriting procedures, collateral quality or geographic or industry conditions, as well as the recent deterioration in the financial markets. Many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers, including other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies and defaults, lack of consumer confidence, increased market volatility and widespread reduction of business activity. In addition, our credit risk may be increased when our collateral cannot be sold or is sold at prices not sufficient to recover the full amount of the loan balance. Deterioration in our ability to collect our loans receivable may adversely affect our profitability and financial condition.

Federal and state governments could adopt laws responsive to the current credit conditions that would adversely affect our ability to collect on loans.

Federal or state governments might adopt legislation or regulations reducing the amount that our customers are required to pay under existing loan contracts or limit our ability to foreclose on collateral. Additionally, legislation has been proposed to give judges the ability to adjust the principal and interest payments on a mortgage to allow homeowners to avoid foreclosure.

FDIC insurance premiums may increase materially.

The FDIC insures deposits at FDIC insured financial institutions, including the Bank. The FDIC charges the insured financial institutions premiums to maintain the Deposit Insurance Fund at a certain level. Current economic conditions have increased bank failures and expectations for further failures, in which case the FDIC insures payments of deposits up to insured limits from the Deposit Insurance Fund. During 2008, the Company fully utilized its one-time FDIC insurance credits and recognized approximately $99,000 in FDIC insurance expense. In late 2008, the FDIC announced an increase in insurance premium rates of seven basis points for the first quarter of 2009. On February 27, 2009, the FDIC announced adoption of an interim final rule imposing a one-time special assessment of 20 basis points and a final rule adjusting the risk-based calculation used to determine the premiums due by each insured institution. Management of the Company expects that the special assessment and the changes to the premium calculation could increase the Company's FDIC insurance expense for 2009 by $1.3 million to $1.8 million.

In addition, the FDIC has adopted the Temporary Liquidity Guarantee Program, pursuant to which it provides unlimited insurance on deposits in noninterest-bearing transaction accounts not otherwise covered by the existing deposit insurance limit of $250,000. Any institution wishing to participate will pay a 10 basis point surcharge on the insured deposits. The Company has chosen to participate. Such participation will increase our expenses and decrease net income.

Concern of customers over deposit insurance may cause a decrease in deposits at the Bank.

With recent increased concerns about bank failures, customers increasingly are concerned about the extent to which their deposits are insured by the FDIC. Customers may withdraw deposits from the Bank in an effort to ensure that the amount they have on deposit at the Bank is fully insured. Decreases in deposits may adversely affect our funding costs and net income.

We operate in an extremely competitive market, and our business will suffer if we are unable to compete effectively.

In our market area, we encounter significant competition from other banks, savings and loan associations, credit unions, mortgage banking firms, securities brokerage firms, asset management firms and insurance companies. The increasingly competitive environment is a result primarily of changes in regulation and the accelerating pace of consolidation among financial service providers. NB&T Financial is smaller than many of our competitors. Many of our competitors have substantially greater resources and lending limits than we do and may offer services that we do not or cannot provide.

Legislative or regulatory changes or actions could adversely impact the financial services industry.

The financial services industry is extensively regulated. Banking laws and regulations are primarily intended for the protection of consumers, depositors and the deposit insurance fund, not to benefit our shareholders. Changes to laws and regulations or other actions by regulatory agencies may negatively impact us, possibly limiting the services we provide, increasing the ability of non-banks to compete with us or requiring us to change the way we operate. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the ability to impose restrictions on the operation of an institution and the ability to determine the adequacy of an institution's allowance for loan losses. Failure to comply with applicable laws, regulations and policies could result in sanctions being imposed by the regulatory agencies, including the imposition of civil money penalties, which could have a material adverse effect on our operations and financial condition. The significant federal and state banking regulations that affect us are described in this annual report under the heading "Regulation."

Our ability to pay cash dividends is limited.

We are dependent primarily upon the earnings of our operating subsidiaries for funds to pay dividends on our common shares. The payment of dividends by us and our subsidiaries is subject to certain regulatory restrictions. As a result, any payment of dividends in the future will be dependent, in large part, on our ability to satisfy these regulatory restrictions and our subsidiaries' earnings, capital requirements, financial condition and other factors. Although our financial earnings and financial condition have allowed us to declare and pay periodic cash dividends to our shareholders, there can be no assurance that our dividend policy or size of dividend distribution will continue in the future.

The preparation of financial statements requires management to make estimates about matters that are inherently uncertain.

Management's accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods in order to ensure that they comply with generally accepted accounting principles and reflect management's judgment as to the most appropriate manner in which to record and report our financial condition and results of operations. One of the most critical estimates is the level of the allowance of loan losses. Due to the inherent nature of these estimates, we cannot provide absolute assurance that we will not significantly increase the allowance for loan losses or sustain loan losses that are significantly higher than the provided allowance.

Trading in our common shares is very limited, which may adversely affect the time and the price at which you can sell your NB&T Financial common shares.

Although the common shares of NB&T Financial are quoted on The NASDAQ Capital Market, trading in NB&T Financial's common shares is not active, and the spread between the bid and the asked price is often wide. As a result, you may not be able to sell your shares on short notice, and the sale of a large number of shares at one time could temporarily depress the market price. The price at which you may be able to sell your common shares may be significantly lower than the price at which you could buy NB&T Financial common shares at that time.

Our organizational documents and the large percentage of shares controlled by management and family members of management may have the effect of discouraging a third party from acquiring us.

Our articles of incorporation and code of regulations contain provisions that make it more difficult for a third party to gain control or acquire us without the consent of the board of directors. These provisions could also discourage proxy contests and may make it more difficult for dissident shareholders to elect representatives as directors and take other corporate actions. Moreover, as of March 2, 2009, directors and executive officers controlled the vote of 19.9% of the outstanding common shares of NB&T Financial in addition to the 4.7% of the outstanding shares with respect to which the Bank controls the vote as trustee and an additional 29.9% owned by relatives of a director. The provisions in our articles and code of regulations and the percentage of voting control by NB&T Financial affiliates and relatives could have the effect of delaying or preventing a transaction or a change in control that a shareholder might deem to be in the best interests of that shareholder.

Item 1B. Unresolved Staff Comments

Not applicable

Item 2. Properties

NB&T Financial and the Bank own and occupy their main offices located at 48 North South Street, Wilmington, Ohio. The Bank also owns or leases 20 full-service branch offices and one remote drive-through ATM facility, all of which are located in Brown, Clermont, Clinton, Highland, and Warren Counties in Ohio. The Bank owns a building at 1600 West Main Street, Wilmington, Ohio, which serves as an operation center for the Bank and houses the Bank's insurance agency.

Item 3. Legal Proceedings

Neither NB&T Financial nor the Bank is presently involved in any legal proceedings of a material nature. From time to time, the Bank is a party to legal proceedings incidental to its business to enforce its security interest in collateral pledged to secure loans made by the Bank.

Item 4. Submission of Matters to a Vote of Security Holders

None

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

There were 3,174,747 common shares of the Company outstanding on December 31, 2008 held of record by approximately 383 shareholders of record, and approximately an additional 435 beneficial owners holding their shares in the names of brokers, banks and depositories. Dividends per share declared were $0.29 per share in each quarter in 2008 and were $0.28 per share in each quarter in 2007.

The Company's shares trade on the NASDAQ Capital Market under the symbol NBTF. The following table summarizes the quarterly common stock prices and dividends declared for the last two years.

	2008			2007		
	High	Low	Dividend	High	Low	Dividend
Fourth Quarter	$19.99	$12.97	$0.29	$20.52	$19.39	$0.28
Third Quarter	18.81	12.25	0.29	21.15	19.51	0.28
Second Quarter	19.25	15.04	0.29	21.85	20.75	0.28
First Quarter	21.00	18.67	0.29	21.48	19.72	0.28

As a national bank, the Bank is subject to restrictions on the payment of dividends to the Company, which could restrict the ability of the Company to pay dividends. The Bank may not pay a dividend if it would cause the Bank not to meet its capital requirements. In addition, without regulatory approval, the Bank is limited to paying dividends equal to net income to date in the fiscal year plus its retained net income for the preceding two years.

The Company has an equity plan under which the Company may grant options, restricted stock and stock appreciation rights to selected directors and employees for up to 270,000 common shares of the Company. The Company also has a stock option plan that has been terminated but under which options to purchase shares remain exercisable. Finally, an option to purchase 30,000 shares was awarded to Mr. Limbert upon his employment. These options may be exercised at $20.88, vest over five years and expire in 2016. The following table summarizes the securities authorized for issuance at December 31, 2008 under all equity compensation plans in existence at that date:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:			
2007 Equity Plan	105,500	$19.93	164,500
1992 Nonqualified Stock Option Plan (Terminated 2007)	89,000	24.35	0
Equity compensation plans not approved by security holders	30,000	20.88	0
Total	224,500	$21.81	164,500

Unregistered Sales of Equity Securities and Use of Proceeds

The Company sold 5,871 shares of treasury stock to NB&T Financial Group, Inc. ESOP plan on December 31, 2008 for $66,871. The shares were needed to meet dividend reinvestment requirements of the plan. The sale was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 as they were sold to the ESOP Trust, of which the Bank is the Trustee. The proceeds of the sale have been used for general corporate purposes.

Issuer Purchases of Equity Securities

The Company has one publicly announced stock repurchase plan. No shares were repurchased under the plan during the fourth quarter of 2008. The repurchase plan was announced April 24, 2007 and authorized the repurchase of up to 170,000 shares of common stock. Through December 31, 2008, 66,556 shares have been repurchased under the plan, which expires April 2009.

Performance Graph

The following line graph compares the yearly percentage change in NBTF's cumulative total shareholder return against the cumulative return of The NASDAQ Composite Index, which includes all Nasdaq domestic and international based common type stocks listed on The NASDAQ Stock Market, and an index of banks with total assets of $500 million to $1 billion. The graph assumes the investment of $100 on December 31, 2003. Cumulative total shareholder return is measured by dividing (i) the sum of (A) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (B) the difference between the price of NBTF's common shares at the end and at the beginning of the measurement period; by (ii) the price of NBTF's common shares at the beginning of the measurement period.

NB&T Financial Group, Inc.


Total Return Performance
NB&T Financial Group, Inc.
NASDAQ Composite
SNL Bank $500M-$1B
Index Value
175
150
125
100
75
50
25
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08

Index	Period Ending 12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
NB&T Financial Group, Inc.	100.00	92.88	71.63	73.26	75.13	59.38
NASDAQ Composite	100.00	108.59	110.08	120.56	132.39	78.72
SNL Bank $500M-$1B	100.00	113.32	118.18	134.41	107.71	69.02

Item 6. Selected Financial Data
(Dollars and shares in thousands, except per share data)

	2008	2007	2006	2005	2004
Consolidated Statements of Income					
Interest income	$ 28,828	$ 32,947	$ 34,096	$ 32,886	$ 32,135
Interest expense	10,353	14,276	15,795	13,768	11,904
Net interest income	18,475	18,671	18,301	19,118	20,231
Provision for loan losses	400	135	1,330	775	1,900
Non-interest income	8,236	8,240	7,852	8,367	9,239
Non-interest expense	21,679	21,316	23,312	21,868	21,552
Income before income taxes	4,632	5,460	1,511	4,842	6,018
Income taxes	801	1,028	(345)	737	1,064
Net income	$ 3,831	$ 4,432	$ 1,856	$ 4,105	$ 4,954
Per Share Data					
Basic earnings per share	$ 1.22	$ 1.39	$ 0.58	$ 1.30	$ 1.57
Diluted earnings per share	1.22	1.39	0.58	1.30	1.56
Dividends per share	1.16	1.12	1.08	1.04	1.00
Book value at year end	18.52	18.52	18.01	18.10	18.16
Weighted average shares outstanding—basic	3,143	3,188	3,175	3,162	3,148
Weighted average shares outstanding—diluted	3,143	3,190	3,176	3,168	3,166
Consolidated Balance Sheets (Year End)					
Total assets	$524,841	$518,922	$555,182	$650,248	$645,323
Securities	87,908	89,285	82,896	171,567	169,745
Loans	336,184	357,763	410,221	417,623	402,839
Allowance for loan losses	3,411	3,594	4,762	4,058	4,212
Deposits	420,728	420,254	453,268	447,626	452,593
Long-term debt	39,810	34,810	36,748	109,039	111,673
Total shareholders' equity	58,791	58,883	58,223	58,498	58,601
Selected Financial Ratios					
Return on average assets	0.73%	0.82%	0.30%	0.63%	0.75%
Return on average equity	6.49	7.53	3.21	6.98	8.57
Dividend payout ratio	95.08	80.58	186.21	80.00	63.69
Net interest margin	3.84	3.78	3.26	3.16	3.31
Non-interest expense to total revenue	81.16	79.21	89.14	79.56	78.17
Average loans to average total assets	65.19	71.62	69.34	62.26	61.80
Average equity to average total assets	11.21	10.94	9.48	8.99	8.74
Total risk-based capital ratio (at year end)	18.80	17.69	15.69	14.96	15.06
Ratio of non-performing loans to total loans	0.95	0.55	2.04	1.96	0.71
Ratio of loan loss allowance to total loans	1.01	1.00	1.16	0.97	1.05
Ratio of loan loss allowance to non-performing loans	107	181	57	50	147
Net charge-offs to average loans	0.17	0.34	0.15	0.23	0.62

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis comparing 2008 to prior years should be read in conjunction with the audited consolidated financial statements at December 31, 2008 and 2007 and for the three years ended December 31, 2008.

FORWARD-LOOKING STATEMENTS

Statements preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates," "plans," "may increase," "may fluctuate," "will likely result," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could" are generally forward-looking in nature and not historical facts. Results could differ materially from those expressed in such forward-looking statements due to a number of factors, including (1) changes in interest rates; (2) changes in national and local economic and political conditions; (3) competitive pressures in the retail banking, financial services, insurance and other industries; (4) changes in laws and regulations, including changes in accounting standards; (5) changes in policy by regulatory agencies; and (6) changes in the securities markets. Any forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, and actual results could differ materially from those contemplated by those forward-looking statements. Many of the factors that will determine these results are beyond the Company's ability to control or predict. The Company disclaims any duty to update any forward-looking statements, all of which are qualified by the statements in this section. See Item 1.A. "Risk Factors" in this annual report for further discussion of the risks affecting the business of the Company and the value of an investment in its shares.

RESULTS OF OPERATIONS

EXECUTIVE SUMMARY

Net income for 2008 was $3.8 million, or $1.22 per diluted share, compared to $4.4 million, or $1.39 per diluted share, for 2007. In 2008, the Bank opened three new branches, increasing expenses approximately $750,000 over last year. The Bank also took advantage of its well-capitalized position to expand into contiguous markets. In addition, the provision for loan losses increased $265,000 in 2008 due to a higher level of nonperforming loans and increased credit risk inherent in the current economic climate.

Net income for 2007 was $4.4 million, or $1.39 per diluted share, compared to net income of $1.9 million, or $.58 per diluted share, for 2006. The earnings improvement was across the board with increases in net interest income and non-interest income, and decreases in the loan loss provision and non-interest expenses.

NET INTEREST INCOME

Net interest income, the difference between interest income earned on interest-earning assets and interest expense incurred on interest-bearing liabilities, is the most significant component of the Company's earnings. Net interest income is affected by changes in the volumes, rates and composition of interest-earning assets and interest-bearing liabilities. Table 1 reflects the components of the Company's net interest income for each of the three years ended December 31, 2008, setting forth: (i) average assets, liabilities and shareholders' equity, (ii) interest income earned on interest-earning assets and interest expense incurred on interest-bearing liabilities, (iii) average yields earned on interest-earning assets and interest expense incurred on interest-bearing liabilities, and (iv) the net interest margin (i.e., net interest income divided by average interest-earning assets). Non-accrual loans have been included in the average loan balances.

TABLE 1—NET INTEREST INCOME AND NET INTEREST MARGIN
(Dollars in thousands)

	2008			2007			2006		
	Average Outstanding Balance	Yield/ Rate	Interest Earned/ Paid	Average Outstanding Balance	Yield/ Rate	Interest Earned/ Paid	Average Outstanding Balance	Yield/ Rate	Interest Earned/ Paid
Loans (1)	$343,453	6.67%	$22,894	$385,857	7.18%	$27,699	$422,452	6.74%	$28,460
Securities	99,588	5.01	5,001	91,504	4.87	4,453	135,119	4.03	5,441
Deposits in banks	26,808	2.60	700	1,160	4.43	51	266	5.57	15
Federal funds sold	11,672	1.99	233	15,146	4.91	744	3,658	4.91	180
Total interest-earning assets	481,521	5.99	28,828	493,667	6.67	32,947	561,495	6.07	34,096
Non-earning assets	45,340			44,382			47,794		
Total assets	$526,861			$538,049			$609,289		
Non-interest-bearing demand deposits	$ 60,238	—	—	$ 56,571	—	—	$ 62,059	—	—
Interest-bearing demand deposits	79,237	.46	362	83,572	.93	781	97,417	.87	848
Savings deposits	112,195	1.43	1,601	119,484	2.73	3,267	108,077	2.17	2,348
Time deposits	172,696	3.66	6,316	180,373	4.53	8,175	199,753	4.02	8,022
Short-term borrowings	726	1.31	10	870	4.72	41	34,641	4.75	1,645
Junior subordinated debentures	10,310	7.07	729	9,344	7.96	744	8,248	8.65	713
FHLB advances	29,322	4.56	1,335	25,738	4.93	1,268	44,263	5.01	2,219
Total interest-bearing liabilities	404,486	2.56	10,353	419,381	3.40	14,276	492,399	3.21	15,795
Non-interest bearing liabilities	63,327			59,387			59,112		
Capital	59,048			59,281			57,778		
Total liabilities and capital	$526,861			$538,049			$609,289		
Net interest income			$18,475			$18,671			$18,301
Net interest margin		3.84%			3.78%			3.26%	

(1) Includes nonaccrual loans and loan fees.

Net interest income was $18.5 million for 2008, a decrease of $196,000 compared to $18.7 million for 2007. Net interest margin increased to 3.84% for 2008 from 3.78% last year. Average interest-earning assets decreased approximately 2.5% to $481.5 million during 2008 compared to 2007 and interest income decreased $4.1 million. Also, the average yield on earning assets decreased from 6.67% for 2007 to 5.99% for 2008 due to lower loan volumes, reinvestment in lower-yielding interest bearing deposits and declining market rates. Offsetting the decrease in interest income, interest expense decreased $3.9 million to $10.4 million during 2008 from $14.3 million last year. Average interest-bearing liabilities decreased 3.6% from last year to $404.5 million, and their cost decreased to 2.56% during 2008 from 3.40% last year.

Net interest income increased to $18.7 million in 2007 from $18.3 million in 2006 with an increase in the Company's net interest margin from 3.26% in 2006 to 3.78% in 2007. Interest income was $32.9 million for 2007 compared to $34.1 million in 2006, which is the result of lower loan volumes. Total interest expense decreased $1.5 million to $14.3 million in 2007 from $15.8 million last year. The decrease is primarily the result of the reduction in Federal Home Loan Bank advances, short-term borrowings and time deposits. These liability decreases, along with reductions in the investment and indirect loan portfolios, were part of the balance sheet restructuring in 2006 to improve the Company's net interest margin.

Net interest income may also be analyzed by segregating the volume and rate components of interest income and interest expense. Table 2 presents an analysis of increases and decreases in interest income and expense in terms of changes in volume and interest rates during the three years ended December 31, 2008. Changes attributable to rate and volume are allocated to both rate and volume on an equal basis.

TABLE 2—NET INTEREST INCOME—RATE/VOLUME ANALYSIS
(Dollars in thousands)

	Years ended December 31, 2008 vs. 2007 Increase (decrease) due to			Years ended December 31, 2007 vs. 2006 Increase (decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
Interest income attributable to:						
Loans	$(3,097)	$(1,708)	$(4,805)	$(2,527)	$1,766	$ (761)
Securities	406	143	549	(1,939)	951	(988)
Deposits in banks	903	(255)	648	45	(8)	37
Federal funds sold	(120)	(391)	(511)	564	—	564
Total interest-earning assets	(1,908)	(2,211)	(4,119)	(3,857)	2,709	(1,148)
Interest expense attributable to:						
Interest-bearing deposits	(511)	(3,433)	(3,944)	(650)	1,655	1,005
Short-term borrowings	(5)	(27)	(32)	(1,600)	(4)	(1,604)
Junior subordinated debentures	73	(88)	(15)	91	(60)	31
FHLB advances	170	(102)	68	(921)	(30)	(951)
Total interest-bearing liabilities	(273)	(3,650)	(3,923)	(3,080)	1,561	(1,519)
Net interest income	$(1,635)	$ 1,439	$ (196)	$ (724)	$1,095	$ 371

NON-INTEREST INCOME

Table 3 details the components of non-interest income, excluding securities gains and losses, and the percentage change from the two previous years. Total non-interest income was $8.2 million in 2008 and 2007, and $ 9.2 million in 2006. The non-interest income in 2006 included a $1.1 million gain on sale of a branch. Service charges on deposits increased slightly in 2008 due to increased business checking accounts and a lower average earnings credit on such balances. Service charges on deposits decreased 3.6% in 2007 largely due to decreased fees on overdrawn accounts and an increase of $6.6 million in average free checking account balances. Other service charges and fees increased in 2008 and 2007 due to additional fee income on debit card transactions. Insurance agency commissions declined to $2.3 million in 2008 due to a decline in insurance policies and decreased commissions on sales of non-deposit investment products. Bank owned life insurance ("BOLI") income decreased to $492,000 in 2008 compared to $511,000 in 2007, due to a decrease in the yield on the underlying investments. Other income increased to $1,125,000 in 2008 due to a gain of approximately $116,000 on the mandatory redemption of Visa shares as a result of the Visa initial public offering as well as a gain of $135,000 on the liquidation of a long-term investment held by the Bank's insurance agency subsidiary. These gains were partially offset by decreased gains on loan sales. Other income increased to $1,067,000 in 2007 due to increased gains on loan sales and fee income on cash management sweep services.

TABLE 3—NON-INTEREST INCOME
(Dollars in thousands)

				Percent Change	
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Trust	$ 937	$ 939	$ 944	(.21)%	(.53)%
Service charges on deposits	2,352	2,347	2,435	.21	(3.61)
Other service charges	1,063	976	926	8.91	5.40
Insurance agency commissions	2,252	2,400	2,436	(6.17)	(1.48)
Income from BOLI	492	511	465	(3.72)	9.89
Gain on sale of branch	—	—	1,099	NM	NM
Other	1,125	1,067	889	5.44	20.02
Total	$8,221	$8,240	$9,194	(.23)%	(10.38)%

Gross gains of $15,000 were realized on premium calls of approximately $1,600,000 in municipal bonds in 2008. There were no security sales in 2007. In 2006, securities of $66.3 million were sold at a net loss of $1.3 million in order to reduce long-term borrowings and fund the sale of a branch.

NON-INTEREST EXPENSE

Table 4 details the components of non-interest expense and the percentage change from the two previous years.

TABLE 4—NON-INTEREST EXPENSE
(Dollars in thousands)

				Percent Change	
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Salaries & employee benefits	$11,847	$11,584	$11,572	2.27%	.10%
Occupancy	1,992	1,687	1,699	18.08	(.71)
Equipment	1,639	1,541	1,689	6.36	(8.76)
Data processing	1,207	1,009	910	19.62	10.88
Professional fees	1,336	1,514	1,588	(11.76)	(4.66)
Marketing	511	546	941	(6.41)	(41.98)
Printing, postage and supplies	803	787	872	2.03	(9.75)
State franchise tax	786	751	746	4.66	.67
Prepayment penalty on FHLB debt	—	—	1,363	NM	NM
Amortization of intangibles	225	474	665	(52.53)	(28.72)
Other	1,333	1,423	1,267	(6.32)	12.31
Total	$21,679	$21,316	$23,312	1.70%	(8.56)%

Total non-interest expense in 2006 included prepayment penalties of $1.4 million on the payoff of $47.2 million in long-term FHLB advances. Salaries and benefits expense, which is the largest component of non-interest expense, remained relatively unchanged in 2006 and 2007. The expense increased to $11.8 million in 2008 due to increased personnel at three branch locations opened in 2008. Occupancy expense also increased in 2008 due to the opening of the three new branches. Data processing fees have increased over the last two years due to increased debit card processing fees. Professional fees, marketing and printing, postage and supplies expenses were $554,000 higher in 2006, compared to 2007, due to the launch of the Company's new corporate brand. Professional fees were lower in 2008, compared to 2007, due to recovery of approximately $68,000 in legal fees related to problem loans and approximately $82,000 in recruiting fees incurred in 2007. Amortization expense declined in 2007 and 2006 due to sale of a previously acquired branch in 2006. In addition, the expense continued to decline in 2008 due to the full amortization of an intangible related to a 2001 insurance agency acquisition. Other expenses were higher in the last two years due to net losses on other real estate owned sales of $87,000 and $205,000 in 2008 and 2007, respectively.

During 2008, the Company fully utilized its one-time FDIC insurance credits and recognized approximately $99,000 in FDIC insurance expense. In late 2008, the FDIC announced an increase in insurance premium rates of seven basis points for the first quarter of 2009. On February 27, 2009, the FDIC announced adoption of an interim final rule imposing a one-time special assessment of 20 basis points and a final rule adjusting the risk-based calculation used to determine the premiums due by each insured institution. Management of the Company expects that the special assessment and the changes to the premium calculation could increase the Company's FDIC insurance expense for 2009 by $1.3 million to $1.8 million.

INCOME TAXES

In 2008, the effective tax rate was 17.3%, compared to 18.8% in 2007. Due to the security losses and prepayment penalty on FHLB advances with relatively the same level of tax-exempt income and tax-deductible expenses, the Company had a tax benefit for 2006.

FINANCIAL CONDITION

ASSETS

Total assets increased from $518.9 million at December 31, 2007 to $524.8 million at December 31, 2008. Loan volume continued to decline in 2008 with total loans decreasing from $357.8 million at December 31, 2007 to $336.0 million at December 31, 2008. The excess funds from the decline in loan volume were reinvested in short-term interest-bearing deposits, which increased to $43.4 million at December 31, 2008 from $10.7 million at December 31, 2007.

SECURITIES

The following table sets forth the composition of the Bank's securities portfolio, based on amortized cost, at the dates indicated:

TABLE 5—SECURITIES PORTFOLIO
(Dollars in thousands)

	At December 31,		
	2008	2007	2006
Securities available for sale:			
U.S. Government sponsored entities	$10,576	$14,581	$28,796
U.S. Government agency and sponsored entity mortgage-backed securities	2,676	2,400	3,185
Other mortgage-backed securities	50,254	38,570	17,155
Municipals	24,156	32,725	33,623
Total securities available for sale	$87,662	$88,286	$82,769

At December 31, 2008, the securities portfolio was down only slightly to $87.7 million from $88.3 million at December 31, 2007. The Company experienced increased calls of municipal securities in 2008 with approximately $8.6 million in bonds called with the proceeds reinvested in mortgage-backed securities. The Company increased its securities portfolio from $82.8 million at December 31, 2006 to $88.3 million at December 31, 2007 as loan demand declined. Excess liquid funds were invested in mortgage-backed securities.

The following table sets forth the amortized cost of the Bank's securities portfolio at December 31, 2008. Expected maturities of individual securities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities are presented in the table based on current prepayment assumptions. U.S. Government agency and sponsored entity notes, as well as municipal securities, are categorized based on contractual maturity. Yields do not include the effect of income taxes.

TABLE 6—SECURITIES PORTFOLIO REPRICING
(Dollars in thousands)

	One Year or Less		Over 1 Year Through 5 Years		Over 5 Years Through 10 Years		Over 10 Years		Total	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Securities available for sale:										
U.S. Government sponsored entity notes	$10,576	2.92%	$ —	— %	$ —	— %	$ —	— %	$10,576	2.92%
U.S. Government agency and sponsored entity mortgage-backed securities	198	4.46	2,478	5.05	—	—	—	—	2,676	5.00
Other mortgage-backed securities	23,663	5.71	24,217	5.45			2,374	4.99	50,254	5.55
Municipals	5,724	5.92	3,632	4.06	5,963	4.81	8,837	5.00	24,156	5.03
Total securities available for sale	$40,161	5.00	$30,327	5.25	$5,963	4.81	$11,211	5.00	$87,662	5.07

LOANS

Table 7 shows loans outstanding at period end by type of loan. Commercial and industrial loans declined from $90.1 million in 2004 to $52.5 million in 2008. The decline in the commercial and industrial loan portfolio has been largely offset by an increase in commercial real estate loans, which increased from $55.6 million in 2004 to $96.8 million in 2008. At December 31, 2008, total commercial and industrial and commercial real estate loans were down $9.0 million from December 31, 2007 due to loan payoffs and decreased loan demand. Loan demand was lower in 2008 due to a slowing economy and commercial borrowers trying to reduce their debt obligations. Commercial construction loans also decreased in 2008 by approximately $3.2 million. There was an increase in agricultural loan balances in 2008 of approximately $1.4 million. One of the Bank's primary target markets continues to be commercial lending to small- to medium-sized companies with established track records in the Company's market area.

Residential real estate loans increased $5.2 million to $130.1 million in 2008. One- to-four-family real estate loans increased due to increased originations of adjustable-rate mortgages retained in the Company's portfolio, while home equity loans remained relatively unchanged at December 31, 2008 and December 31, 2007.

Currently, the Company has approximately $13.9 million in residential real estate loans with a loan-to-value ratio greater than 80% for which private mortgage insurance has not been required. The Company does not offer residential real estate loan products with negative amortization.

Installment loans decreased $16.2 million to $24.4 million in 2008 from $40.6 million at December 31, 2007. Most of this decline is the result of the Company discontinuing its indirect lending activity in the third quarter of 2006 due to profit margins not meeting expectations. Installment loans have declined from 18.1% of the total loan portfolio at the end of 2004 to 7.3% of the total portfolio at the end of 2008.

The Company has avoided concentration of commercial lending in any one industry. As of December 31, 2008, the highest commercial lending concentration was in commercial rental real estate properties at 10.1% of the total commercial loan portfolio.

TABLE 7—LOAN PORTFOLIO
(Dollars in thousands)

	At December 31,				
	2008	2007	2006	2005	2004
Commercial & industrial	$ 52,490	$ 62,455	$ 76,182	$ 82,898	$ 90,136
Commercial real estate	96,755	95,801	87,018	82,616	55,565
Real estate construction	6,064	9,203	19,958	9,743	13,114
Agricultural	26,265	24,910	22,916	23,468	22,210
Residential real estate	130,091	124,849	140,083	148,358	149,120
Installment	24,440	40,552	64,204	70,696	72,926
Other	—	—	—	—	—
Deferred net origination costs	(89)	(7)	(140)	(156)	(232)
Total	$336,016	$357,763	$410,221	$417,623	$402,839

Table 8 shows the amount of commercial, construction and agricultural loans outstanding as of December 31, 2008, which, based on contractual maturities, are due in the periods indicated. The table also sets forth the amounts of loans due after one year from December 31, 2008, which have predetermined rates and which have floating or adjustable rates.

TABLE 8—LOAN MATURITIES AND PRICE SENSITIVITY
(Dollars in thousands)

	Due in 1 Year or Less	Due After 1 Year to 5 Years	Due after 5 Years	Total
Commercial and industrial	$14,802	$ 14,098	$ 23,590	$ 52,490
Commercial real estate	14,176	2,667	79,912	96,755
Real estate construction	948	903	4,213	6,064
Agricultural	11,133	3,241	11,891	26,265
Total	$41,059	$ 20,909	$119,606	$181,574

	Predetermined Rates	Floating or Adjustable Rates	Total
Commercial and industrial	$12,212	$ 40,278	$ 52,490
Commercial real estate	4,477	92,278	96,755
Real estate construction	1,123	4,941	6,064
Agricultural	6,531	19,734	26,265
Total	$24,343	$157,231	$181,574

NON-PERFORMING ASSETS

Table 9 shows the amount of non-performing assets outstanding as of December 31 for each of the last five years:

TABLE 9—NON-PERFORMING ASSETS
(Dollars in thousands)

	2008	2007	2006	2005	2004
Non-accrual loans	$2,982	$1,729	$8,365	$8,178	$2,874
Accruing loans 90 days or more past due	200	253	0	0	0
Renegotiated loans	0	0	0	0	0
Other real estate owned	321	176	1,154	334	389
Total non-performing assets	$3,503	$2,158	$9,519	$8,512	$3,263
RATIOS					
Non-performing assets to total loans and other real estate owned	1.04%	.60%	2.31%	2.04%	.81%
Ratio of loan loss allowance to non-performing loans	107%	181%	57%	50%	147%

The Company's policy is to place a commercial loan on non-accrual status when it reaches 90 days past due and any of the following conditions exist: 1) the borrower cannot meet the payment obligations under the loan; 2) full payment of principal and interest is not expected; 3) the borrower has filed for bankruptcy and a plan of reorganization or liquidation is not imminent; or 4) foreclosure action has been initiated. All other loans are typically placed on non-accrual status when legal action or charge-off is anticipated but no later than 120 days past due. The amount of non-accrual loans was $3.0 million at year-end 2008, compared to $1.7 million at year-end 2007. The increase is primarily due to one large commercial loan relationship of $1.1 million secured by a gas station/convenience store. The decrease of $6.6 million between December 31, 2006 and December 31, 2007 is primarily due to the return to accrual status of one $4.6 million relationship and the charge-off of $680,000 on one commercial real estate relationship.

At December 31, 2008, other real estate owned consisted of four residential properties. Other real estate owned decreased in 2007 primarily due to selling one residential property acquired in 2006 for $745,000 associated with the relocation of the Company's new Chief Executive Officer.

No interest income was recognized in 2008 on non-accrual loans outstanding at December 31, 2008. Had the non-accrual loans been accruing, the interest income recognized would have been approximately $195,000.

ALLOWANCE FOR LOAN LOSSES

The provision for loan losses was increased to $400,000 in 2008 from $135,000 in 2007 due to a higher level of nonperforming loans and increased credit risk inherent in the current economic climate. Non-performing loans totaled $3.2 million at December 31, 2008, compared to $2.0 million at December 31, 2007. In addition, other real estate owned increased to $321,000 at December 31, 2008, from $176,000 at December 31, 2007. The allowance for loan losses to total loans was 1.01% at December 31, 2008, compared to 1.00% at December 31, 2007.

The provision for loan losses was decreased to $135,000 in 2007 from $1.3 million in 2006. The lower provision for loan losses in 2007 is a result of two factors. First, non-performing loans were down approximately $6.4 million at December 31, 2007 compared to December 31, 2006. As a result, the ratio of non-performing loans to total loans dropped to 0.55% at December 31, 2007 from 2.04% last year. Secondly, actual loan balances at December 31, 2007 were down $52.5 million from December 31, 2006 with the largest decrease in consumer loans, which had the highest historical loss experience. The percentage of the allowance for loan losses to total loans was 1.00% at December 31, 2007.

Table 10 shows selected information relating to the Company's allowance for loan losses. The allowance is maintained to absorb potential losses in the portfolio. If, as a result of charge-offs or increases in risk characteristics of the loan portfolio, the reserve is below the level considered by management to be adequate to absorb possible future loan losses, the provision for loan losses is increased. Loans deemed not collectible are charged off and deducted from the reserve. Recoveries on loans previously charged off are added to the reserve.

TABLE 10—ALLOWANCE FOR LOAN LOSSES
(Dollars in thousands)

	December 31,				
	2008	2007	2006	2005	2004
Balance at beginning of period	$ 3,594	$ 4,762	$ 4,058	$ 4,212	$ 4,830
Charge-offs:					
Commercial and industrial	(69)	(140)	(39)	(93)	(514)
Commercial real estate	(155)	(826)	(195)	(27)	(501)
Real estate construction	—	—	—	—	—
Agricultural	—	(17)	(29)	(77)	(173)
Residential real estate	(124)	(123)	(148)	(178)	(625)
Installment	(530)	(658)	(806)	(1,133)	(1,385)
Other	—	—	—	—	—
Total charge-offs	(878)	(1,764)	(1,217)	(1,508)	(3,198)
Recoveries:					
Commercial and industrial	22	39	55	39	119
Commercial real estate	50	118	94	89	51
Real estate construction	—	—	—	—	—
Agricultural	34	13	22	11	41
Residential real estate	32	76	37	40	88
Installment	157	215	383	400	271
Other	—	—	—	—	110
Total recoveries	295	461	591	579	680
Net charge-offs	(583)	(1,303)	(626)	(929)	(2,518)
Provision for possible loan losses	400	135	1,330	775	1,900
Balance at end of period	$ 3,411	$ 3,594	$ 4,762	$ 4,058	$ 4,212
Ratio of net charge-offs to average loans outstanding during the period	0.17%	0.34%	0.15%	0.23%	0.62%
Average loans outstanding	$343,453	$385,370	$422,452	$407,766	$408,779

In 2006, the loan loss provision was increased $1.3 million for two large commercial loan relationships. One relationship was subsequently charged off in 2007 for approximately $680,000, and the other relationship was subsequently resolved with no loss to the Company. The allowance for loan losses as a percent of total loans at December 31 was 1.01% in 2008, 1.00% in 2007, and 1.16% in 2006.

The allowance is maintained to absorb losses in the portfolio. Management's determination of the adequacy of the reserve is based on reviews of specific loans, loan loss experience, general economic conditions and other pertinent factors. If, as a result of charge-offs or increases in risk characteristics of the loan portfolio, the reserve is below the level considered by management to be adequate to absorb possible loan losses, the provision for loan losses is increased. Loans deemed not collectible are charged off and deducted from the reserve. Recoveries on loans previously charged off are added to the reserve.

The Company allocates the allowance for loan losses to specifically classified loans and non-classified loans generally based on the one- and three-year net charge-off history. In assessing the adequacy of the allowance for loan losses, the Company considers three principal factors: (1) the one- and three-year rolling average charge-off percentage applied to the current outstanding balance by portfolio type; (2) specific percentages applied to individual loans estimated by management to have a potential loss; and (3) estimated losses attributable to economic conditions. Economic conditions considered include estimated changes in real estate values, unemployment levels, the condition of the agricultural business, and other local economic factors. Specifically, the Company also considered during the year the impact of DHL and ABX Air significantly reducing their operations in Wilmington and Clinton County, Ohio. DHL and ABX Air combined employed more people than any other employer in Clinton County. DHL has decided to outsource its United States transportation and sorting services to another company. ABX Air has announced that thousands of local jobs will be eliminated. Not all the individuals with these jobs live in Clinton County. We do, however, expect this job reduction to have a negative short-term and potentially negative long-term impact on the local economy. While the Company has no direct relationship with either DHL or ABX Air, the Company did estimate its direct exposure, both loans and deposits, from employees of DHL and ABX Air and considered this in evaluating the allowance.

Table 11 shows the allocation of the allowance for loan losses as of December 31, 2008. In 2008, more of the allowance was specifically allocated to the residential real estate portfolio due to declining real estate values and increased uncertainties around the ability of certain borrowers to repay their mortgage loans, resulting in no unallocated balances at December 31, 2008.

TABLE 11—ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
(Dollars in thousands)

	December 31,				
	2008	2007	2006	2005	2004
Commercial and industrial	$ 194	$ 221	$ 989	$ 854	$ 679
Commercial real estate	1,688	2,064	2,265	1,094	1,064
Real estate construction	4	3	36	59	73
Agricultural	39	20	44	20	105
Residential real estate	1,210	621	369	547	556
Installment	276	362	721	1,062	1,201
Unallocated	—	303	338	422	534
Total	$3,411	$3,594	$4,762	$4,058	$4,212
Percent of loans in each category to total loans					
Commercial and industrial	15.0%	17.0%	19.0%	20.0%	22.0%
Commercial real estate	29.0	27.0	21.0	20.0	14.0
Real estate construction	2.0	3.0	5.0	2.0	3.0
Agricultural	8.0	7.0	5.0	5.0	6.0
Residential real estate	39.0	35.0	34.0	36.0	37.0
Installment	7.0	11.0	16.0	17.0	18.0
Other	0.0	0.0	0.0	0.0	0.0
Total	100.0%	100.0%	100.0%	100.0%	100.0%

OTHER ASSETS

In September 2000, $10 million was used to purchase bank owned life insurance with a cash surrender value that increases tax-free at an adjustable rate. At December 31, 2008, the cash surrender value was $14.1 million. The intangible assets consisted of core deposit intangibles of $880,000, which is amortized over the expected life of the related core deposits, and goodwill of $3.8 million, which is tested annually for impairment in accordance with SFAS No. 141. The Ada branch, which was acquired in 2001 as part of the Sabina Bank acquisition, was sold in the fourth quarter of 2006, and approximately $419,000 in associated core deposit intangibles was expensed.

In 2008 and 2007, no goodwill was expensed due to impairment of value. In 2008, most publicly-traded financial institutions experienced a significant decline in the market value of their stock due to the global financial crisis, including the Company. Management considered the market value of the stock in evaluating goodwill impairment, but also evaluated the economic value of equity using discounted cash flows and recent acquisition prices for community-oriented banks. Both the economic value calculation and comparison with acquisition prices exceeded the book value of the Company, including the goodwill. As a result, management concluded no goodwill needed to be expensed due to impairment of value.

DEPOSITS

Table 12 presents a summary of period end deposit balances. Total deposits increased to $420.7 million in 2008 from $420.3 million in 2007. Non-interest bearing checking accounts have remained relatively stable at 14% to 16% of total deposits over the past three years. NOW accounts have declined in average over the last three years. Year-to-date average NOW account balances were $79.2 million in 2008, $83.6 million in 2007 and $97.4 million in 2006. Much of the decrease is due to several public fund customers using the Company's cash management sweep product, introduced in late 2006. Savings accounts have remained relatively stable at 8% of total deposits at December 31, 2008. Money market balances declined in 2008 as customers reacted to the decreases in money market account yields. Certificates of deposit less than $100,000 increased $4.8 million in 2008 and represented 34% of deposits at the end of 2008. Certificates of $100,000 and over are primarily short-term public funds and brokered deposits. Balances of such large certificates fluctuate depending on the Company's pricing strategy and funding needs at any particular time and remained at 7% of total deposits in 2008.

During 2008, the Federal Reserve Board promoted a significant decline in interest rates throughout the country. The accounts immediately affected by lower rates were NOW and money market accounts. For certificates of deposit, the decline in rates did not occur as quickly due to the timing of maturities. Additionally, other banks in some of our markets maintained higher rates to meet their liquidity needs. Although we experienced some loss in accounts due to higher competitive rates, the impact on our core deposits was minimal. Core deposits remained at 92.8% of total deposits at December 31, 2008 and 2007. Deposits are attracted principally from within the Company's market area through the offering of numerous deposit instruments. Interest rates, maturity terms, service fees, and withdrawal penalties for the various types of accounts are established periodically by management based on the Company's liquidity requirements, growth goals and market trends. The Company had approximately $13.7 million of brokered deposits at December 31, 2008 through the Certificate of Deposit Account Registry Service ("CDARS"). CDARS allows the Bank to offer FDIC insurance to local certificate customers in excess of the $250,000 limit through a national relationship with other banks. The amount of deposits currently from outside the Company's market area is not significant.

TABLE 12—DEPOSITS

	2008		2007		2006	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Demand	$ 65,969	16%	$ 59,804	14%	$ 66,479	15%
NOW	81,516	19	75,924	18	88,464	19
Savings	32,535	8	30,534	7	32,512	7
Money market	66,038	16	85,837	21	75,953	17
CD's less than $100,000	142,730	34	137,964	33	144,370	32
CD's $100,000 and over	31,940	7	30,191	7	45,490	10
Total	$420,728	100%	$420,254	100%	$453,268	100%

The following table sets forth the dollar amount of time deposits maturing in the periods indicated:

TABLE 13—MATURITY OF TIME DEPOSITS
(Dollars in thousands)

	$100,000 or More	Less than $100,000	Total
Three months or less	$ 5,693	$ 26,971	$ 32,664
Over 3 months to 6 months	7,763	29,982	37,745
Over 6 months to 12 months	5,776	22,785	28,561
Over twelve months	12,708	62,992	75,700
Total	$31,940	$142,730	$174,670

OTHER BORROWINGS

At December 31, 2008, the Bank had outstanding $29.5 million of total borrowings from the FHLB. Advances of $24.5 million have interest rates from 4.81% to 4.99% and are subject to restrictions or prepayment penalties. In addition, the FHLB has at its option the ability to convert $24.5 million of advances to variable rate three-month Libor advances. If the FHLB exercises this option, the Bank may repay the advances at interest rate reset dates with no penalty. In addition, the Bank has a $5.0 million advance at a fixed rate of interest of 2.82%, which matures on January 14, 2015. Until maturity, the Federal Home Loan Bank has the option quarterly to terminate the advance and require full payment. During 2006, the Company paid off approximately $72.3 million in FHLB advances with a prepayment penalty of $1.4 million.

At December 31, 2008, the Company's short-term borrowings consisted of $1.7 million in treasury demand notes. Securities sold under repurchase agreements are no longer issued by the Company due to the introduction of a third-party cash management sweep. Table 14 sets forth certain information regarding the Company's outstanding short-term borrowings at the dates and for the periods indicated:

TABLE 14—SHORT-TERM BORROWINGS
(Dollars in thousands)

	December 31,		
	2008	2007	2006
Amount of short-term borrowings outstanding at end of period	$1,693	$ 722	$ 2,864
Maximum amount of short-term borrowings outstanding at any month end during period	$1,777	$2,014	$77,869
Average amount of short-term borrowings outstanding during period	$ 675	$ 870	$34,641
Weighted average interest rate of short-term borrowings during period	1.31%	4.72%	4.75%
Weighted average interest rate of short-term borrowings at end of period	.12%	3.69%	4.37%

In 2002, the Company participated in a securities sale commonly referred to as a "pooled trust preferred securities offering." In that offering, the Company issued to a trust controlled by the Company $8.2 million in thirty-year debt securities. These securities had a quarterly adjustable interest rate equal to the three-month LIBOR rate plus 3.45% (currently 7.97%), and the trust issued capital securities of $8.0 million to an unrelated party.

On June 25, 2007, the Company refinanced the above long-term debt with another "pooled trust preferred securities offering" of $10.3 million in thirty-year debt securities. These securities have a fixed rate of 7.071% through September 6, 2012 and thereafter at the rate of 1.50% over the three-month LIBOR rate. The securities issued by the Company are classified as Tier I capital for regulatory purposes, and the interest is deductible for federal income tax purposes.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CAPITAL

The Federal Reserve Board has adopted risk-based capital guidelines that assign risk weightings to assets and off-balance sheet items and also define and set minimum capital requirements (risk-based capital ratios). Bank holding companies must maintain total risk-based, Tier 1 risk-based and Tier 1 leverage ratios of 8%, 4% and 3%, respectively. At December 31, 2008, NB&T Financial met all of its capital requirements with a total risk-based capital ratio of 18.80%, a Tier 1 risk-based capital ratio of 17.85%, and a Tier 1 leverage ratio of 12.21%. For further information regarding NB&T Financial's capital, see Note 15 to the Financial Statements in Item 8 of this annual report.

In October 2008, President Bush signed into law The Emergency Economic Stabilization Act of 2008 (EESA) in response to the global financial crisis of 2008, authorizing the United States Secretary of the Treasury to spend up to $700 billion to purchase distressed assets, especially mortgage-backed securities, and make capital injections into banks. The Troubled Assets Relief Program (TARP) is a program within EESA by which the Treasury Department of the United States purchases assets and equity from financial institutions in order to strengthen the financial sector. Under the Capital Purchase Program of TARP (CPP), the Treasury has been purchasing preferred stock and warrants in American banks of all sizes. The equity investment by the Treasury qualifies as Tier 1 Capital.

The Company decided not to participate in the CPP for the following reasons:

- The Company and the Bank currently exceed all well-capitalized regulatory guidelines and will still exceed the capital ratios for many of the other institutions receiving the Treasury investment.
- The Bank currently has sufficient liquidity to meet the loan demands of creditworthy borrowers in the markets the Bank serves. The Bank continues to actively pursue good loans.
- Participation in the program could restrict future dividend payments to Company shareholders.
- Participation in the program could eliminate or restrict the Company's current stock repurchase program.
- The issuance of warrants to the Treasury could result in dilution of current shareholder interest in the Company without sufficient long-term return at this time.
- The Securities Purchase Agreement Standard Terms provides the Treasury "may unilaterally amend any provision" of the agreement after signing to comply with any changes in federal statutes. Management was unwilling to risk potential future changes.

LIQUIDITY

Effective liquidity management ensures that the cash flow requirements of depositors and borrowers, as well as Company cash needs, are met. The Company manages liquidity on both the asset and liability sides of the balance sheet. As part of the process, daily management reports are produced to monitor fluctuations in the balance sheet and liquidity ratios. As part of its monthly Asset/Liability Committee reporting, the Bank updates cash flow projections for investments, loans, deposits and significant borrowings. Additionally, the Asset/ Liability Committee reviews the Bank's liquidity position relative to available sources of funds, both on the balance sheet and from third parties, and deposits and short-term liabilities.

The loan to deposit ratio at December 31, 2008, was 79.9%, compared to 85.1% at December 31, 2007. Loans to total assets were 64.1% at the end of 2008, compared to 68.9% at the same time last year. At

December 31, 2008, the Company had $43.4 million in interest-bearing deposits, of which $26.0 million was held in fully-insured certificates of deposit with maturities laddered over ninety days to meet short-term funding needs. The securities portfolio is 100% available-for-sale securities that are readily marketable. Approximately 60.4% of the investment portfolio consists of mortgage-backed securities which provide monthly principal and interest cash flow. Approximately 35.1% of the available-for-sale portfolio is pledged to secure public deposits, short-term and long-term borrowings and for other purposes as required by law. The balance of the available-for-sale securities could be sold if necessary for liquidity purposes. Also, a stable deposit base, consisting of over 92.8% core deposits, makes the Company less susceptible to large fluctuations in funding needs. The Company has short-term borrowing lines of credit with several correspondent banks. The Company also has both short- and long-term borrowing available through the FHLB. The Company has the ability to obtain deposits in the brokered certificate of deposit market to help provide liquidity to fund loan growth.

INTEREST RATE RISK MANAGEMENT

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to interest rate risk, exchange rate risk, equity price risk and commodity price risk. The Company does not maintain a trading account for any class of financial instrument, and is not currently subject to foreign currency exchange rate risk, equity price risk or commodity price risk. The Company's market risk is composed primarily of interest rate risk.

The Bank manages its interest rate risk regularly through its Asset/Liability Committee. The Committee meets on a monthly basis and reviews various asset and liability management information, including but not limited to, the Bank's interest rate risk position, liquidity position, projected sources and used of funds and economic conditions.

The Bank uses simulation models to manage interest rate risk. In the Bank's simulation models, each asset and liability balance is projected over a one-year horizon. Net interest income is then projected based on expected cash flows and projected interest rates under a stable rate scenario and analyzed on a monthly basis. The results of this analysis are used in decisions made concerning pricing strategies for loans and deposits, balance sheet mix, securities portfolio strategies, liquidity and capital adequacy. The Bank's current one-year simulation model under stable rates indicates increasing yields on interest-earning assets will exceed increasing costs of interest-bearing liabilities. This position could have a positive effect on projected net interest margin over the next twelve months.

Simulation models are also performed for ramped 100, 200 and 300 basis point increases or decreases in interest rates over one year. The results of these simulation models are compared with the stable rate simulation. The model includes assumptions as to repricing and expected prepayments, anticipated calls, and expected decay rates of transaction accounts under the different rate scenarios. The results of these simulations include changes in both net interest income and market value of equity. At December 31, 2008, simulation models were not performed for 100, 200 and 300 basis point decreases. Due to the current rate environment where the federal funds target rate is between 0% and .25%, the simulated rate decreases would not provide meaningful results. ALCO guidelines that measure interest rate risk by the percent of change from stable rates, and capital adequacy, have been established, and as Table 16 indicates at December 31, 2008, the results of these simulations are within those guidelines.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the simulation modeling. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market rates. In addition, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawals from certificates of deposit may deviate significantly from those assumed in making the risk calculations. The Bank's rate ramp simulation models provide results in extreme interest rate environments and results are used accordingly. Reacting to changes in economic conditions, interest rates and market forces, the Bank has been able to alter the mix of short-and long-term loans and investments, and increase or decrease the emphasis on fixed- and variable-rate products in response to changing market conditions.

	One Year Net Interest Income Change		Economic Value of Equity Change	
Rate Ramp	**Year End 2008**	**ALCO Guideline**	**Year End 2008**	**ALCO Guideline**
+ 300	-.55%	±10%	11.5%	±50%
+ 200	-.27	±10	8.8	±30
+ 100	.07	±10	5.2	±15
- 100	NA	±10	NA	±15
- 200	NA	±10	NA	±30
- 300	NA	±10	NA	±50

IMPACT OF INFLATION AND CHANGING PRICES

The majority of a financial institution's assets and liabilities are monetary in nature. Changes in interest rates affect the financial condition of a financial institution to a greater degree than inflation. Although interest rates are determined in large measure by changes in the general level of inflation, they do not change at the same rate or in the same magnitude, but rather react in correlation to changes in expected rate of inflation and to changes in monetary and fiscal policy. The Company's ability to react to changes in interest rates has a significant impact on financial results. As discussed previously, management attempts to control interest rate sensitivity in order to protect against wide interest rate fluctuations.

RECENT LEGISLATION

On February 17, 2009, President Obama signed the American Recovery and Reinvestment Act of 2009 ("ARRA"). ARRA was passed with the intent to stimulate the economy, and includes significant legislation that applies to the financial services industry. At this time, the impact of ARRA on the financial services industry and specifically the Bank is unpredictable.

The United States and Ohio House of Representatives are also considering legislation allowing judges to reduce borrowers' mortgage loan principal repayment requirements. If such legislation is passed, the value of mortgage loans could decrease and interest rates on new mortgage loan originations could increase to compensate for future potential principal risk. Both these factors would reduce mortgage loan volume and potentially impact the value of mortgage loans and mortgage-backed securities held by the Bank.

CRITICAL ACCOUNTING POLICIES

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The Company's significant accounting policies are described in detail in the notes to the Company's consolidated financial statements for the year ended December 31, 2008. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company's financial condition and results, and they require management to make estimates that are difficult, subjective, or complex.

Allowance for Loan Losses—The allowance for loan losses provides coverage for probable losses inherent in the Company's loan portfolio. Management evaluates the adequacy of the allowance for loan losses each quarter based on changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management's estimates of specific and expected losses, including volatility of default probabilities, collateral values, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

The Company determines the amount of the allowance based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships and historical loss experience. The allowance recorded for homogeneous consumer loans is based on an analysis of loan mix, risk characteristics of the portfolio, and historical losses, adjusted for current trends, for each homogeneous category or group of loans. The allowance for loan losses relating to impaired loans is based on the loan's observable market price, the collateral for certain collateral-dependent loans, or the discounted cash flows using the loan's effective interest rate.

Regardless of the extent of the Company's analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors, including inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogenous groups of loans are among other factors. The Company estimates a range of inherent losses related to the existence of these exposures. The estimates are based upon the Company's evaluation of risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

Goodwill and Other Intangibles—The Company records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangibles, at fair value as required by SFAS 141. Goodwill is subject, at a minimum, to annual tests for impairment. Other intangible assets are amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The initial goodwill and other intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future. Events and factors that may significantly affect the estimates include, among others, customer attrition, changes in revenue growth trends, specific industry conditions and changes in competition. In 2008, most publicly-traded financial institutions experienced a significant decline in the market value of their stock due to the global financial crisis, including the Company. Management considered the market value of the stock in evaluating goodwill impairment, but also evaluated the economic value of equity using discounted cash flows and recent acquisition prices for community-oriented banks. Both the economic value calculation and comparison with acquisition prices exceeded the book value of the Company, including the goodwill. As a result, management concluded no goodwill needed to be expensed due to impairment of value.

EFFECT OF RECENT ACCOUNTING STANDARDS

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115 (SFAS No. 159). SFAS No. 159 permits us to choose to measure certain financial assets and liabilities at fair value that are not currently required to be measured at fair value (i.e. the Fair Value Option). Election of the Fair Value Option is made on an instrument-by-instrument basis and is irrevocable. At the adoption date, unrealized gains and losses on financial assets and liabilities for which the Fair Value Option has been elected would be reported as a cumulative adjustment to beginning retained earnings. If we elect the Fair Value Option for certain financial assets and liabilities, we will report unrealized gains and losses due to changes in their fair value in earnings at each subsequent reporting date. SFAS No. 159 is effective as of January 1, 2008. The Company has not elected the fair value option for any financial assets or liabilities at December 31, 2008.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). FAS 157 enhances existing guidance for measuring assets and liabilities using fair value. Prior to the issuance of FAS 157, guidance for applying fair value was incorporated in several accounting pronouncements. FAS 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. FAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under FAS 157, fair value measurements are disclosed by level within that hierarchy. While FAS 157 does not add any new fair value measurements, it does change current practice. Changes to practice include: (1) a requirement for an entity to include its own credit standing in the measurement of its liabilities; (2) a modification of the transaction price presumption; (3) a prohibition on the use of block discounts when valuing large blocks of securities for broker-dealers and investment companies; and (4) a requirement to adjust the value of restricted stock for the effect of the restriction even if the restriction lapses within one year. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

Effective October 10, 2008, and for prior periods, the FASB issued FASB Staff Position (FSP) FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset Is Not Active. The FSP clarifies the application of FASB Statement No. 157, Fair Value Measurements, in a market that is not active. As of December 31, 2008, the Company was able to obtain all market values using the Level II hierarchy measurements adopted under FAS 157.

In December 2007, the FASB issued Statement of Financial Accounting Standards 141 (revised 2007), Business Combinations, (FAS 141R), which changes accounting and reporting requirements for business acquisitions in fiscal years beginning on or after Dec. 15, 2008. FAS 141R replaces the original FAS 141 in its entirety. In general, FAS 141R will require measuring and recognizing the business acquired at full acquisition-date fair value. This replaces Statement 141's cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. FAS 141R also requires the direct costs of a business combination be recognized as expenses of the period in which they are incurred and no longer included in the measurement of the business acquired. In addition, in accordance with Statement 141, restructuring costs that the acquirer expected but was not obligated to incur were recognized as if they were a liability assumed at the acquisition date. FAS 141R requires the acquirer to recognize those costs separately from the business combination.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 8. Financial Statements and Supplementary Data

-INDEX-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Stockholders
NB&T Financial Group, Inc.
Wilmington, Ohio

We have audited the accompanying consolidated balance sheets of NB&T Financial Group, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NB&T Financial Group, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 22 to the financial statements, effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements."

/s/ BKD, LLP

Cincinnati, Ohio
February 23, 2009

NB&T Financial Group, Inc.

Consolidated Balance Sheets
December 31, 2008 and 2007
(Dollars in Thousands)

	2008	2007
Assets		
Cash and due from banks	$ 10,705	$ 12,707
Interest-bearing deposits	43,393	10,699
Federal funds sold	541	2,749
Cash and cash equivalents	54,639	26,155
Available-for-sale securities	87,908	89,275
Loans held for sale	169	1,503
Loans, net of allowance for loan losses of $3,411 and $3,594 at December 31, 2008 and 2007	332,605	354,169
Premises and equipment	16,452	15,453
Federal Reserve and Federal Home Loan Bank stock	9,362	9,023
Earned income receivable	3,042	3,288
Goodwill	3,825	3,825
Core deposits and other intangibles	880	1,105
Bank-owned life insurance	14,056	13,564
Other	1,903	1,562
Total assets	$524,841	$518,922
Liabilities and Stockholders' Equity		
Liabilities		
Deposits		
Demand	$ 65,969	$ 59,804
Savings, NOW and money market	180,089	192,295
Time	174,670	168,155
Total deposits	420,728	420,254
Short-term borrowings	1,693	722
Long-term debt	39,810	34,810
Interest payable and other liabilities	3,819	4,253
Total liabilities	466,050	460,039
Commitments and Contingencies		
Stockholders' Equity		
Preferred stock, no par value, authorized 100,000 shares; none issued		
Common stock, no par value; authorized 6,000,000 shares; issued—3,818,950 shares	1,000	1,000
Additional paid-in capital	10,513	10,380
Retained earnings	55,004	54,810
Unearned employee stock ownership plan (ESOP) shares	(551)	(749)
Accumulated other comprehensive income	162	658
Treasury stock, at cost Common; 2008—644,203 shares, 2007—640,638 shares	(7,337)	(7,216)
Total stockholders' equity	58,791	58,883
Total liabilities and stockholders' equity	$524,841	$518,922

See Notes to Consolidated Financial Statements.

NB&T Financial Group, Inc.

Consolidated Statements of Income
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands, except per share amounts)

	2008	2007	2006
Interest and Dividend Income			
Loans	$22,894	$27,699	$28,460
Securities			
Taxable	3,089	2,209	3,189
Tax-exempt	1,425	1,653	1,743
Federal funds sold	249	744	180
Dividends on Federal Home Loan and Federal Reserve Bank stock	488	591	509
Deposits with financial institutions	683	51	15
Total interest and dividend income	28,828	32,947	34,096
Interest Expense			
Deposits	8,279	12,223	11,218
Short-term borrowings	10	41	1,645
Long-term debt	2,064	2,012	2,932
Total interest expense	10,353	14,276	15,795
Net Interest Income	18,475	18,671	18,301
Provision for Loan Losses	400	135	1,330
Net Interest Income After Provision for Loan Losses	18,075	18,536	16,971
Noninterest Income			
Trust income	937	939	944
Service charges on deposits	2,352	2,347	2,435
Other service charges and fees	1,063	976	926
Insurance agency commissions	2,252	2,400	2,436
Net realized gains (losses) on sales of available-for-sale securities	15	—	(1,342)
Income from bank owned life insurance	492	511	465
Gain on sale of branch	—	—	1,099
Other	1,125	1,067	889
Total noninterest income	8,236	8,240	7,852
Noninterest Expense			
Salaries and employee benefits	$11,847	$11,584	$11,572
Net occupancy expense	1,992	1,687	1,699
Equipment expense	1,639	1,541	1,689
Data processing fees	1,207	1,009	910
Professional fees	1,336	1,514	1,588
Marketing expense	511	546	941
Printing, postage and supplies	803	787	872
State franchise tax	786	751	746
Prepayment penalty of FHLB debt	—	—	1,363
Amortization of intangibles	225	474	665
Other	1,333	1,423	1,267
Total non-interest expense	21,679	21,316	23,312
Income Before Income Tax	4,632	5,460	1,511
Provision (Benefit) for Income Taxes	801	1,028	(345)
Net Income	$ 3,831	$ 4,432	$ 1,856
Basic Earnings Per Share	$ 1.22	$ 1.39	$ .58
Diluted Earnings Per Share	$ 1.22	$ 1.39	$ .58

See Notes to Consolidated Financial Statements.

NB&T Financial Group, Inc.

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, January 1, 2006	$1,000	$10,134	$55,501	$(1,152)	$ (951)	$(6,034)	$58,498
Comprehensive income							
Net income			1,856				1,856
Change in unrealized gain on securities available for sale, net of reclassification adjustment and tax effect					1,036		1,036
Total comprehensive income							2,892
Dividends on common stock, $1.08 per share			(3,431)				(3,431)
Purchase of stock (3,681 shares)						(75)	(75)
Tax benefit on stock options exercised		3					3
Stock options exercised		29				37	66
Stock options expense		63					63
ESOP shares earned	—	7	—	200	—	—	207
Balance, December 31, 2006	1,000	10,236	53,926	(952)	85	(6,072)	58,223
Comprehensive income							
Net income			4,432				4,432
Change in unrealized gain on securities available for sale, net of reclassification adjustment and tax effect					573		573
Total comprehensive income							5,005
Dividends on common stock, $1.12 per share			(3,548)				(3,548)
Purchase of stock (57,120 shares)						(1,176)	(1,176)
Tax benefit on stock options exercised		(2)					(2)
Stock options exercised		20				32	52
Stock options expense		119					119
ESOP shares earned	—	7	—	203	—	—	210
Balance, December 31, 2007	1,000	10,380	54,810	(749)	658	(7,216)	58,883
Comprehensive income							
Net income			3,831				3,831
Change in unrealized gain on securities available for sale, net of reclassification adjustment and tax effect					(496)		(496)
Total comprehensive income							3,335
Dividends on common stock, $1.16 per share			(3,637)				(3,637)
Purchase of stock (9,436 shares)						(188)	(188)
Sale of treasury stock (5,871 shares)		13				67	80
Stock options exercised		—				—	—
Stock options expense		138					138
ESOP shares earned	—	(18)	—	198	—	—	180
Balance, December 31, 2008	$1,000	$10,513	$55,004	$ (551)	$ 162	$(7,337)	$58,791

See Notes to Consolidated Financial Statements.

NB&T Financial Group, Inc.

Consolidated Statements of Cash Flows
Years Ended December 31, 2008, 2007 and 2006
(Dollars in Thousands)

	2008	2007	2006
Operating Activities			
Net income	$ 3,831	$ 4,432	$ 1,856
Items not requiring (providing) cash:			
Depreciation and amortization	1,762	1,843	2,522
Provision for loan losses	400	135	1,330
Amortization (accretion) of premiums and discounts on securities	(291)	(7)	591
ESOP shares earned	198	203	207
Stock options expense	138	119	63
Deferred income taxes	190	345	(778)
Proceeds from sale of loans held for sale	5,093	12,568	3,009
Originations of loans held for sale	(3,617)	(13,676)	(3,094)
Gain from sale of loans	(142)	(251)	(59)
Gain on sale of fixed assets	(9)		
Net realized (gains) losses on available-for-sale securities	(15)	—	1,342
FHLB stock dividends	(339)	—	(465)
Changes in:			
Interest receivable	246	387	372
Other assets	(768)	784	(881)
Interest payable and other liabilities	(452)	(118)	(976)
Net cash provided by operating activities	6,225	6,764	5,039
Investing Activities			
Purchases of available-for-sale securities	(32,467)	(35,505)	(71,601)
Proceeds from maturities of available-for-sale securities	33,389	29,991	93,651
Proceeds from the sales of available-for-sale securities	—	—	66,258
Net change in loans	21,164	51,155	6,776
Purchases of premises and equipment	(2,536)	(3,398)	(1,683)
Proceeds on sales of premises and equipment	9	3	386
Net cash provided by investing activities	19,559	42,246	93,787
Financing Activities			
Net increase (decrease) in demand deposits, money market, now and savings accounts	$ (6,041)	$(11,309)	$ 4,764
Net increase (decrease) in certificates of deposit	6,515	(21,705)	878
Net increase (decrease) in short-term borrowings	971	(2,142)	(27,163)
Issuance of long-term debt	5,000	10,000	—
Repayment of long-term debt	—	(12,000)	(72,291)
Proceeds from stock options exercised	—	52	66
Purchase of treasury stock	(188)	(1,176)	(75)
Sales of treasury stock	80		
Dividends paid	(3,637)	(3,548)	(3,431)
Net cash provided (used) in financing activities	2,700	(41,828)	(97,252)
Increase in Cash and Cash Equivalents	28,484	7,182	1,574
Cash and Cash Equivalents, Beginning of Year	26,155	18,973	17,399
Cash and Cash Equivalents, End of Year	$ 54,639	$ 26,155	$ 18,973
Supplemental Cash Flows Information			
Interest paid	$ 10,525	$ 14,326	$ 15,921
Income taxes paid (net of refunds)	714	768	347

See Notes to Consolidated Financial Statements.

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

NB&T Financial Group, Inc. ("Company") is a financial holding company whose principal activity is the ownership and management of its wholly-owned subsidiaries, The National Bank and Trust Company (the "Bank") and NB&T Statutory Trust I ("Trust I") and NB&T Statutory Trust III ("Trust III"). In accordance with FIN 46R, Trust I and Trust III are not consolidated into these financial statements. The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in Brown, Clermont, Clinton, Highland, and Warren counties in Ohio. The Bank offers insurance products including property, casualty and life through its wholly-owned subsidiary, NB&T Insurance Agency, Inc. ("Agency"). The Bank is subject to competition from other financial institutions. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank and the Agency. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Securities

The Company classifies all securities as available-for-sale securities, which are carried at fair value. The Company has no immediate plan to sell but may sell securities in the future. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

The Company evaluates its securities portfolio for impairment throughout the year. An impairment is recorded against individual equity securities if their cost significantly exceeds their fair value for a substantial amount of time. An impairment is also recorded for investments in debt securities, unless the decrease in fair value is attributed to interest rates and management has the intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment measurements.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

Federal Reserve and Federal Home Loan Bank Stock

Federal Reserve and Federal Home Loan Bank stock are required investments for institutions that are members of the Federal Reserve and Federal Home Loan Bank systems. The required investment in the common stock is based on a predetermined formula.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Goodwill

Goodwill is annually tested for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Intangible Assets

Intangible assets are being amortized on an accelerated basis over periods ranging from seven to eleven years. Such assets are periodically evaluated as to the recoverability of their carrying value.

Treasury Stock

Treasury stock is stated at cost. Cost is determined based on the average cost of all shares.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiaries.

Earnings Per Share

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares have been excluded from the computation of average shares outstanding.

Reclassifications

Certain reclassifications have been made to the 2007 and 2006 financial statements to conform to the 2008 financial statement presentation. These reclassifications had no effect on net income.

Current Economic Conditions

The current economic environment presents financial institutions with unprecedented circumstances and challenges which in some cases have resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The financial statements have been prepared using values and information currently available to the Company.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses, and capital that could negatively impact the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity.

Note 2: Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2008 was $500,000.

Note 3: Securities

The amortized cost and approximate fair values of securities are as follows (thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Available-for-Sale Securities:				
December 31, 2008:				
U.S. government sponsored entities	$10,576	$ 137	$ —	$10,713
Mortgage-backed securities	52,930	717	(1,050)	52,597
State and political subdivisions	24,156	476	(34)	24,598
	$87,662	$1,330	$(1,084)	$87,908
December 31, 2007:				
U.S. government sponsored entities	$14,581	$ 36	$ (42)	$14,575
Mortgage-backed securities	40,970	401	(78)	41,293
State and political subdivisions	32,725	691	(9)	33,407
	$88,276	$1,128	$ (129)	$89,275

The amortized cost and fair value of securities available for sale at December 31, 2008, by contractual maturity, are shown below (thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Within one year	$10,576	$10,713
One to five years	3,632	3,787
Five to ten years	5,963	6,064
After ten years	14,561	14,747
	34,732	35,311
Mortgage-backed securities	52,930	52,597
Totals	$87,662	$87,908

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was $30,866,000 at December 31, 2008, and $29,264,000 at December 31, 2007.

Gross gains of $15,000 were realized on premium calls of approximately $1,600,000 in municipal bonds in 2008. There were no gains or losses from the sales of securities in 2007. In 2006, gross gains of $11,000 and gross losses of $1,353,000 were realized from the sales of available-for-sale securities. The tax expense for net gains on securities transactions for 2008 was $5,100. In 2006, the tax benefit for net losses on securities transactions for 2006 was $456,000.

The table below indicates the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2008 and 2007. (Thousands)

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2008						
U.S. Government sponsored entity notes	$ —	$ —	$ —	$ —	$ —	$ —
Mortgage-backed securities	13,746	(1,045)	1,685	(5)	15,431	(1,050)
Municipals	3,215	(34)	—	—	3,215	(34)
Other securities	—	—	—	—	—	—
Total Securities	$16,961	$(1,079)	$ 1,685	$ (5)	$18,646	$(1,084)
December 31, 2007						
U.S. Government sponsored entity notes	$ —	$ —	$ 5,960	$ (42)	$ 5,960	$ (42)
Mortgage-backed securities	3	—	12,616	(77)	12,619	(77)
Municipals	—	—	1,740	(9)	1,740	(9)
Other securities	1,936	(1)	0	0	1,936	(1)
Total Securities	$ 1,939	$ (1)	$20,316	$(128)	$22,255	$ (128)

Management evaluates securities for other-than-temporary impairment on a periodic basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost; (2) the financial condition of the issuer; and (3) the intent and ability of the company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. The $5,000 unrealized loss, which is greater than twelve months old at December 31, 2008, is related to a FHLMC mortgage-backed security, which is now fully guaranteed by the U.S. Government, therefore, no realizable loss is expected. The other unrealized losses of $1.1 million includes an unrealized loss of $503,000 on one private-label collateralized mortgage obligation, which was downgraded by two of the three major bond rating agencies in the fourth quarter of 2008. The security continues to pay as expected, and the unrealized loss is not deemed by management to be other-than-temporary.

Note 4: Loans and Allowance for Loan Losses

Categories of loans at December 31, include (thousands):

	2008	2007
Commercial and industrial	$ 52,490	$ 62,455
Agricultural	26,265	24,910
Real estate construction	6,064	9,203
Commercial real estate	96,755	95,801
Residential real estate	130,091	124,849
Consumer	24,440	40,552
Total loans	336,105	357,770
Less: Net deferred loan fees, premiums and discounts	(89)	(7)
Allowance for loan losses	(3,411)	(3,594)
Net loans	$332,605	$354,169

Activity in the allowance for loan losses was as follows (thousands):

	2008	2007	2006
Balance, beginning of year	$3,594	$ 4,762	$ 4,058
Provision charged to expense	400	135	1,330
Recoveries of previous charge-offs	295	461	591
Losses charged off	(878)	(1,764)	(1,217)
Balance, end of year	$3,411	$ 3,594	$ 4,762

Impaired loans totaled $2,190,000 and $2,046,000 at December 31, 2008 and 2007, respectively. An allowance for loan losses of $474,000 and $65,000 relates to impaired loans of $1,688,000 and $389,000, at December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, impaired loans of $502,000 and $1,657,000 had no related allowance for loan losses. Interest of $18,000 and $80,000 was earned on average impaired loans during 2008 and 2007, respectively. Interest of $135,000 and $382,000 was recognized, on a cash basis only, on average impaired loans of $2,177,000 and $4,198,000 for 2008 and 2007. At December 31, 2008 and 2007, respectively, there were $200,000 and $253,000 of accruing loans delinquent 90 days or more. Non-accruing loans at December 31, 2008 and 2007 were $2,982,000 and $1,729,000, respectively.

Note 5: Premises and Equipment

Major classifications of premises and equipment, stated at cost, were as follows (thousands):

	2008	2007
Land	$ 3,383	$ 3,383
Buildings and improvements	16,389	13,264
Leasehold improvements	420	420
Construction in progress	—	1,404
Equipment	14,122	13,326
	$ 34,314	$ 31,797
Less accumulated depreciation and amortization	(17,862)	(16,344)
Net premises and equipment	$ 16,452	$ 15,453

Note 6: Operating Leases

The Bank has entered into certain operating leases for some of its branch locations. Operating lease expense was $85,000, $85,000, and $79,000 for years 2008, 2007, and 2006, respectively. The minimum future lease payments for each of the next five years are as follows: (Thousands)

2009	$80
2010	78
2011	83
2012	82
2013	45

Note 7: Goodwill

All goodwill is allocated to the banking segment of the business and totaled $3,825,000 at December 31, 2008 and 2007.

Note 8: Other Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2008 and 2007, were (thousands):

	2008		2007	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core deposits	$2,992	$(2,886)	$2,992	$(2,809)
Other	2,061	(1,287)	2,061	(1,139)
	$5,053	$(4,173)	$5,053	$(3,948)

Certain organization costs related to the issuance of trust preferred debt were fully amortized in 2007.

Amortization expense for the years ended December 31, 2008 and 2007, was $225,000 and $474,000, respectively. Estimated amortization expense for each of the following five years is (thousands):

2009	$172
2010	127
2011	67
2012	9
2013	—

Note 9: Interest-Bearing Deposits

Interest-bearing deposits in denominations of $100,000 or more were $31,940,000 on December 31, 2008, and $30,191,000 on December 31, 2007. At December 31, 2008, the scheduled maturities of time deposits were as follows (thousands):

2009	$ 98,970
2010	31,211
2011	25,548
2012	10,535
2013	7,668
Thereafter	738
	$174,670

Note 10: Short-Term Borrowings

Short-term borrowings included the following (thousands):

	2008	2007
Securities sold under repurchase agreements	$ —	$—
U. S. Treasury demand notes	1,693	722
Total short-term borrowings	$1,693	$722

Securities sold under agreements to repurchase consist of obligations of the Company to other parties. The obligations are secured by U.S. agency notes, and such collateral is held by the Federal Reserve Bank. The maximum amount of outstanding agreements at any month end during 2008 and 2007 totaled $0 and $1,179,000 and the daily average of such agreements totaled $136,000 for 2007. The Company discontinued securities sold under repurchase agreements in 2007.

Note 11: Long-Term Debt

Long-term debt consisted of the following components (thousands):

	2008	2007
Federal Home Loan Bank Advances	$29,500	$24,500
Junior subordinated debentures	10,310	10,310
Total	$39,810	$34,810

The Federal Home Loan Bank advances are secured by mortgage loans totaling $98,321,000 at December 31, 2008. Advances totaling $24.5 million, at interest rates from 4.81 to 4.99 percent, are subject to restrictions or penalties in the event of prepayment. In addition, the Federal Home Loan Bank has at its option the ability to convert these advances to variable rate three-month Libor advances. If the Federal Home Loan Bank exercises this option, the Bank may repay the advance at interest rate reset dates with no penalty. These outstanding Federal Home Loan Bank advances mature in 2011. In addition, the Bank has a $5.0 million advance at a fixed rate of interest of 2.82%, which matures on January 14, 2015. Until maturity, the Federal Home Loan Bank has the option quarterly to terminate the advance and require full payment.

On June 26, 2002, NB&T Statutory Trust I ("Trust I"), a wholly owned subsidiary of the Corporation, closed a pooled private offering of 8,000 Capital Securities with a liquidation amount of $1,000 per security. The proceeds of the offering were loaned to the Corporation in exchange for junior subordinated debentures with terms similar to the Capital Securities. The sole assets of Trust I were the junior subordinated debentures of the Corporation and payments thereunder. The junior subordinated debentures and the back-up obligations, in the aggregate, constituted a full and unconditional guarantee by the Corporation of the obligations of Trust I under the Capital Securities. Distributions on the Capital Securities were payable quarterly at the annual rate of 3.45% over the 3 month LIBOR and are included in interest expense in the consolidated financial statements. These securities were considered Tier I capital (with certain limitations applicable) under current regulatory guidelines. The junior subordinated debentures were subject to mandatory redemption, in whole or in part, upon repayment of the Capital Securities at maturity or their earlier redemption at the liquidation amount. On June 26, 2007, the Capital Securities were redeemed at par.

On June 25, 2007, NB&T Statutory Trust III ("Trust III"), a wholly owned subsidiary of the Corporation, closed a pooled private offering of 10,000 Capital Securities with a liquidation amount of $1,000 per security. The proceeds of the offering were loaned to the Corporation in exchange for junior subordinated debentures with terms similar to the Capital Securities. The sole assets of Trust III are the junior subordinated debentures of the Corporation and payments thereunder. The junior subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Corporation of the obligations of Trust III under the Capital Securities. Distributions on the Capital Securities are payable quarterly at a fixed interest rate of 7.071% through September 6, 2012 and thereafter at the annual rate of 1.50% over the 3 month LIBOR. Distributions on the Capital Securities are included in interest expense in the consolidated financial statements. These securities are considered Tier I capital (with certain limitations applicable) under current regulatory guidelines.

The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the Capital Securities at maturity or their earlier redemption at the liquidation amount. Subject to the Corporation having received prior approval of the Federal Reserve, if then required, the Capital Securities are redeemable prior to the maturity date of September 6, 2037, at the option of the Corporation. On or after September 6, 2012, the Capital Securities are redeemable at par. Upon occurrence of specific events defined within the trust indenture, the Capital Securities may also be redeemed prior to September 6, 2012 at a premium. The Corporation has the option to defer distributions on the Capital Securities from time to time for a period not to exceed 20 consecutive semi-annual periods.

As of December 31, 2008 and December 31, 2007, the outstanding principal balance of the Capital Securities was $10,000,000. In accordance with the provisions in FIN 46, the Company accounts for its investment in the trust as assets, its subordinated debentures as debt, and the interest paid thereon as interest expense.

Note 12: Income Taxes

The provision for income taxes includes these components (thousands):

	2008	2007	2006
Taxes currently payable	$611	$ 683	$ 433
Deferred income taxes	190	345	(778)
Income tax (benefit) expense	$801	$1,028	$(345)

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below (thousands):

	2008	2007	2006
Computed at the statutory rate (34%)	$1,575	$1,857	$ 514
Increase (decrease) resulting from			
Tax exempt interest	(439)	(499)	(536)
ESOP dividend	(190)	(184)	(181)
Bank owned life insurance	(167)	(174)	(158)
Other	22	28	16
Actual tax (benefit) expense	$ 801	$1,028	$(345)

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were (thousands):

	2008	2007
Deferred tax assets		
Allowance for loan losses	1,050	1,098
Accruals not currently deductible	328	341
AMT credit carry forward	1,003	867
Nonaccrual loan interest collected	60	91
Stock options not currently deductible	53	30
Intangible asset amortization	—	7
Other	1	21
	$ 2,495	$ 2,455
Deferred tax liabilities		
Deferred loan costs	(107)	(85)
Depreciation	(303)	(301)
FHLB stock dividends	(1,423)	(1,308)
Prepaid assets currently deductible	(92)	(99)
Unrealized gains on available-for-sale securities	(83)	(339)
Intangible asset amortization	(98)	—
	(2,106)	(2,132)
Net deferred tax asset	$ 389	$ 323

Note 13: Accounting for Uncertainty in Income Taxes

The Company or one of its subsidiaries files income tax returns in the U.S. federal and Ohio jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2005.

The Company adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*, on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of FIN 48, the Company did not identify any uncertain tax positions that it believes should be recognized in the financial statements.

Note 14: Other Comprehensive Income (Loss)

Other comprehensive income (loss) components and related taxes were as follows (thousands):

	2008	2007	2006
Unrealized gains (losses) on securities available for sale	$(736)	$870	$ 228
Reclassification for realized amount included in income	15	—	(1,342)
Other comprehensive income (loss), before tax effect	(751)	870	1,570
Tax expense (benefit)	(255)	297	534
Other comprehensive income (loss)	$(496)	$573	$ 1,036

Note 15: Regulatory Matters

The Company and the subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the subsidiary bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the subsidiary bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2008, that the Company and the subsidiary bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2008, the Company met the capital requirements to be deemed well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain capital ratios as set forth in the table.

The Company and subsidiary bank's actual capital amounts and ratios are also presented in the following table (thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008						
Total Risk-Based Capital to Risk-Weighted Assets:						
Consolidated	$67,338	18.80%	$28,649	8.0%	N/A	N/A
Bank	59,489	16.66	28,568	8.0	$35,710	10.0%
Tier I Capital to Risk-Weighted Assets:						
Consolidated	63,927	17.85	14,324	4.0	N/A	N/A
Bank	56,078	15.70	14,284	4.0	21,426	6.0
Tier I Capital to Average Assets:						
Consolidated	63,927	12.21	20,935	4.0	N/A	N/A
Bank	56,078	10.72	20,931	4.0	26,164	5.0
As of December 31, 2007						
Total Risk-Based Capital to Risk-Weighted Assets:						
Consolidated	$66,230	17.69%	$29,953	8.0%	N/A	N/A
Bank	58,738	15.73	29,870	8.0	$37,337	10.0%
Tier I Capital to Risk-Weighted Assets:						
Consolidated	62,636	16.73	14,977	4.0	N/A	N/A
Bank	55,144	14.77	14,935	4.0	22,402	6.0
Tier I Capital to Average Assets:						
Consolidated	62,636	11.96	20,945	4.0	N/A	N/A
Bank	55,144	10.54	20,923	4.0	26,154	5.0

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2008, approximately $1.1 million in retained earnings were available for dividend declaration without prior regulatory approval.

Note 16: Related Party Transactions

The Bank had loans outstanding to executive officers, directors, significant shareholders and their affiliates (related parties). A summary of the related party loan activity follows (thousands):

	2008	2007
Balance, January 1	$ 4,601	$ 5,568
New loans	871	844
Payments	(2,787)	(1,811)
Balance, December 31	$ 2,685	$ 4,601

In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectability or present other unfavorable features.

Deposits from related parties held by the Bank at December 31, 2008 and 2007 totaled $695,000 and $719,000 respectively.

Note 17: Employee Benefits

The Company has a retirement savings 401(k) plan covering substantially all employees. Employees may contribute up to 50% of their compensation. The Bank will match up to 3% of an employee's compensation for the first 8% of their compensation contributed to the plan. Employer contributions charged to expense for 2008, 2007 and 2006 were $174,000, $192,000 and $211,000, respectively.

Also, the Bank has a deferred compensation agreement with one retired officer. The agreement provides level monthly or annual payments ranging for twenty years after retirement. The charge to expense for the agreement was $52,000, $53,000 and $6,000 for 2008, 2007 and 2006, respectively. Such charges reflect the straight-line accrual over the period until full eligibility of the present value of benefits due each participant on the full eligibility date, using a 6.5% discount factor.

The Company sponsors a leveraged employee stock ownership plan (ESOP) that covers substantially all employees who meet minimum age and length of service requirements. Shares of the Company's common stock held by the ESOP were purchased with the proceeds of borrowings from the Company. The Company makes annual contributions to the ESOP equal to the ESOP's debt service less dividends on unallocated shares received by the ESOP. All dividends on unallocated shares received by the ESOP are used to pay debt service. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to plan participants, based on the proportion of debt service paid in the year to total expected debt service. The Bank accounts for its ESOP in accordance with Statement of Position 93-6. As shares are released from collateral, the Company reports compensation expense equal to the current fair value of the shares. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest.

ESOP compensation expense was $180,000, $210,000 and $206,000 for years 2008, 2007 and 2006, respectively. The ESOP shares as of December 31 were as follows:

	2008	2007
	Total Shares	Total Shares
Allocated shares	482,880	489,981
Committed to be released	—	—
Unearned shares	28,717	38,636
Total ESOP shares	511,597	528,617
Fair value of unearned shares at December 31	$416,000	$769,000

Note 18: Stock Option Plan

The Company adopted a new Equity Plan in 2006, which is shareholder approved, and permits the Company to grant options, restricted stock or stock appreciation rights of up to 270,000 shares of common stock. The Company believes that such awards better align the interests of its directors and employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on three years of continuous service and have a ten-year contractual term. The previous plan, which was terminated in 2006, still has options to purchase 89,000 shares outstanding at December 31, 2008. These options vest over five years. Certain option and share awards provide for an exchange of unvested options for a cash payment or shares of stock if there is a change in control (as defined in the Plan). The compensation cost for the stock option expense recognized in 2008, 2007 and 2006 was calculated for all grants based on the grant date's fair value and totaled $138,000, $119,000 and $63,000, respectively. The related tax benefit for 2008, 2007 and 2006 was $47,000, $40,000 and $21,000.

The fair value of each option award is estimated on the date of grant using a binomial option valuation model that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company's stock and other factors. The Company uses historical data to estimate option exercise and participant termination within the valuation model; separate groups of participants that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2008	2007	2006
Expected volatility	27.7% – 27.8%	24.7% – 25.1%	26.2% – 26.8%
Weighted-average volatility	27.74%	24.94%	26.44%
Expected dividends	6.06% – 6.23%	5.21% – 5.46%	4.93% – 5.27%
Expected term (in years)	6.0	6.0	6.0
Risk-free Rate	3.13% – 3.30%	4.53% – 4.64%	4.72%
Weighted-average fair value of options granted during the year	$ 2.69	$ 3.43	$ 3.72

A summary of option activity under the Plan as of December 31, 2008, and changes during the year then ended, is presented below.

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, beginning of year	187,000	$22.56		
Granted	47,500	18.94		
Exercised	—	—		
Forfeited or expired	(10,000)	22.15		
Outstanding, end of year	224,500	$21.81	6.67	$—
Exercisable, end of year	130,800	$22.92	5.44	$—

There were no options exercised in 2008. The total intrinsic value of options exercised during the years ended December 31, 2007 and 2006 was $10,000 and $9,000, respectively.

As of December 31, 2008, there was $197,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.1 years.

Note 19: Earnings Per Share

Earnings per share (EPS) were computed as follows (thousands, except per share amounts):

	2008	2007	2006
Basic earnings per share:			
Net income	$ 3,831	$ 4,432	$ 1,856
Weighted average common shares outstanding	3,143,055	3,188,298	3,174,582
Basic earnings per share	$ 1.22	$ 1.39	$ .58
Diluted earnings per share:			
Net income	$ 3,831	$ 4,432	$ 1,856
Weighted average common shares outstanding	3,143,055	3,188,298	3,174,582
Effect of dilutive securities – stock options	310	1,364	1,177
Average shares and dilutive potential common shares	3,143,365	3,189,662	3,175,759
Diluted earnings per share	$ 1.22	$ 1.39	$ .58

As of December 31, 2008, 224,500 shares of common stock at $17.25 to $30.50 per share were outstanding, but not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common share.

Options to purchase 181,000 shares of common stock at $20.50 to $30.50 per share were outstanding at December 31, 2007, but not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares.

Options to purchase 187,000 shares of common stock at $20.50 to $30.50 per share were outstanding at December 31, 2006, but not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares.

Note 20: Disclosures about Fair Value of Financial Instruments

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate (thousands):

	December 31, 2008		December 31, 2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 54,639	$ 54,639	$ 26,155	$ 26,155
Available-for-sale securities	87,908	87,908	89,275	89,275
Loans including loans held for sale, net	332,774	339,502	355,672	358,291
Stock in FRB and FHLB	9,362	9,362	9,023	9,023
Interest receivable	3,042	3,042	3,288	3,288
Financial liabilities				
Deposits	420,728	423,452	420,254	420,395
Short-term borrowings	1,693	1,693	722	722
Long-term debt	39,810	41,381	34,810	35,492
Interest payable	469	469	641	641

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of December 31, 2008 and 2007. The estimated fair value for cash and cash equivalents, interest-bearing deposits, FRB and FHLB stock, accrued interest receivable, demand deposits, savings accounts, NOW accounts, certain money market deposits, short-term borrowings, and interest payable is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans receivable, including loans held for sale, net, is based on estimates of the rate the Bank would charge for similar loans at December 31, 2008 and 2007 applied for the time period until the loans are assumed to reprice or be paid. The estimated fair value for fixed-maturity time deposits as well as borrowings is based on estimates of the rate the Bank would pay on such liabilities at December 31, 2008 and 2007, applied for the time period until maturity. The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit and lines of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date.

Note 21: Commitments and Credit Risk

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

At December 31, 2008 and 2007, the Bank had outstanding commitments to originate business loans aggregating approximately $500,000 and $3,736,000, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $0 and $151,000 at December 31, 2008 and 2007 respectively, with the remainder at floating market rates.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The Bank had total outstanding letters of credit amounting to $4,075,000 and $2,758,000, at December 31, 2008 and 2007, respectively, with terms ranging from 30 days to 3 years.

Mortgage loans in the process of origination represent amounts that the Bank plans to fund within a normal period of 60 to 90 days, some of which are intended for sale to investors in the secondary market. Forward commitments to sell mortgage loans are obligations to deliver loans at a specified price on or before a specified future date. The Bank acquires such commitments to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale.

Total mortgage loans in the process of origination amounted to $488,000 and $349,000 with commitments to originate loans at fixed rates of interest or $488,000 and $349,000 at December 31, 2008 and 2007. There were $169,000 and $1,503,000 mortgage loans held for sale at December 31, 2008 and 2007.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At December 31, 2008, the Bank had granted unused lines of credit to borrowers aggregating approximately $24,456,000 and $21,310,000 for commercial lines and open-end consumer lines, respectively. At December 31, 2007, the Bank had granted unused lines of credit to borrowers aggregating approximately $17,755,000 and $21,412,000 for commercial lines and open-end consumers lines, respectively.

The Bank had $541,000 in Federal Funds sold invested at US Bank. From time to time, certain due from bank accounts may exceed federally insured deposit limits.

Note 22: Change in Accounting Principle

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157). FAS 157 define fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 has been applied prospectively as of the beginning of the period.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Available-for-Sale Securities

The fair value of available-for-sale securities are determined by various valuation methodologies. Level 2 securities include U.S. government agencies, mortgage-backed securities, and obligations of political and state subdivisions. Level 2 inputs do not include quoted prices for individual securities in active markets; however, they do include inputs that are either directly or indirectly observable for the individual security being valued. Such observable inputs include interest rates and yield curves at commonly quoted intervals, volatilities, prepayment speeds, credit risks and default rates. Also included are inputs derived principally from or corroborated by observable market data by correlation or other means.

The following table presents the fair value measurements of assets and liabilities measured at fair value on a recurring basis and the level within the FAS 157 fair value hierarchy in which the fair value measurements fall at December 31, 2008:

		Fair Value Measurements at Reporting Date Using		
Description	**Fair Value**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Available-for-sale securities	$87,908	$—	$87,908	$—

The following table presents the fair value measurements of assets and liabilities measured at fair value on a nonrecurring basis and the level within the FAS 157 fair value hierarchy in which the fair value measurements fall at December 31, 2008:

		Fair Value Measurements at Reporting Date Using		
Description	**Fair Value**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Impaired loans	$1,214	$—	$—	$1,214

Note 23: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company (thousands):

Condensed Balance Sheets

	2008	2007
Assets		
Cash and due from banks	$ 7,285	$ 6,385
Investment in common stock of banking subsidiary	60,365	60,734
Investment in nonbanking subsidiary	407	385
Due from bank subsidiary	—	885
Other assets	2,015	1,745
Total assets	$70,072	$70,134
Liabilities		
Long-term debt	$10,310	$10,310
Other liabilities	971	941
Total liabilities	11,281	11,251
Stockholders' Equity	58,791	58,883
Total liabilities and stockholders' equity	$70,072	$70,134

Condensed Statements of Income

	2008	2007	2006
Income			
Dividends from banking subsidiary	$4,200	$3,300	$3,000
Total income	4,200	3,300	3,000
Expenses			
Interest expense	729	744	713
Directors fees	62	62	63
Amortization of loan costs	—	115	119
Other expenses	54	51	43
Total expenses	845	972	938
Income Before Income Tax and Equity in Undistributed Income of Banking Subsidiary	3,355	2,328	2,062
Income Tax Benefit	(463)	(509)	(495)
Income Before Equity in Undistributed Income of Banking Subsidiary	3,818	2,837	2,557
Equity in Undistributed Income of Banking Subsidiary	(9)	1,574	(722)
Equity in Undistributed Income of Nonbanking Subsidiary	22	21	21
Net Income	$3,831	$4,432	$1,856

Condensed Statements of Cash Flows

	2008	2007	2006
Operating Activities			
Net income	$ 3,831	$ 4,432	$ 1,856
Items not requiring (providing) cash	814	(1,782)	525
Net cash provided by operating activities	4,645	2,650	2,381
Financing Activities			
Cash dividends paid	(3,637)	(3,548)	(3,431)
Proceeds from stock options exercised	—	52	66
Purchase of treasury stock	(188)	(1,176)	(75)
Sale of treasury stock	80	—	—
Issuance of long-term debt	—	10,000	—
Repayment of long-term debt	—	(8,000)	—
Net cash used in financing activities	(3,745)	(2,672)	(3,440)
Net Change in Cash and Cash Equivalents	900	(22)	(1,059)
Cash and Cash Equivalents at Beginning of Year	6,385	6,407	7,466
Cash and Cash Equivalents at End of Year	$ 7,285	$ 6,385	$ 6,407

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A(T). Controls and Procedures

The Company's principal executive officer and principal financial officer have concluded, based upon their evaluation of the Company's disclosure controls and procedures as of December 31, 2008, that the Company's disclosure controls and procedures were effective. During the quarter ended December 31, 2008, no changes have occurred in the Company's internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

NB&T Financial Group, Inc.
Management's Report on Internal Control Over Financial Reporting

Management of NB&T Financial Group, Inc. and subsidiaries (the "Company") is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management of the Company has concluded the Company maintained effective internal control over financial reporting, as such term is defined in Securities Exchange Act of 1934 Rules 13a-15(f), as of December 31, 2008.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting can also be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. These inherent limitations, however, are known features of the financial reporting process. It is possible, therefore, to design into the process safeguards to reduce, though not eliminate, this risk.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

/s/ John J. Limbert	/s/ Craig F. Fortin
President & Chief Executive Officer	Chief Financial Officer
March 17, 2009	March 17, 2009

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information contained in the Proxy Statement under the captions "ELECTION OF DIRECTORS," "EXECUTIVE OFFICERS" and "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" is incorporated herein by reference.

The Board of Directors has determined that Audit Committee Member, Charles L. Dehner, is an "audit committee financial expert," as defined in 17 C.F.R. Section 229.407(d)(5), and that he is "independent" under the applicable rules of The NASDAQ Stock Market LLC.

The NB&T Financial Group, Inc. Code of Ethics is posted on the registrant's web site at www.nbtdirect.com. Amendments to the Code of Ethics and waivers of the provisions of the Code of Ethics will also be posted on the registrant's web site.

Item 11. Executive Compensation

The information contained in the Proxy Statement under the caption "COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS" is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters

The information contained in the Proxy Statement under the caption "VOTING SECURITIES AND OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference. The information in Item 5 of this Form 10-K regarding shares to be issued upon the exercise of options and restricted stock awards is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information contained in the Proxy Statement under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" is incorporated herein by reference. The Board of Directors of NBTF has determined that all of the directors except Messrs. Limbert and Smith are "independent" under the listing standards of The NASDAQ Stock Market, LLC ("Nasdaq"). In determining independence, the Board of Directors considered loan and deposit relationships with each director. The rules of Nasdaq do not deem such relationships to disqualify a director from being deemed independent. In addition, all loans and other extensions of credit were made and deposits accepted in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, the loans did not involve more than normal risk of collectibility or present other unfavorable features. The Board of Directors does not believe such relationships interfere with the directors' exercise of independent judgment in carrying out their responsibilities as directors.

Item 14. Principal Accountant Fees and Services

The information contained in the Proxy Statement under the caption "AUDITORS" is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)

(1) Financial Statements—See Index to Consolidated Financial Statements in Item 8 of this Form 10-K.

(2) Financial Statement Schedules—None

(b) Exhibits

EXHIBIT NUMBER	DESCRIPTION
3.1	Third Amended and Restated Articles of Incorporation of NB&T Financial Group, Inc.
3.2	Amended and Restated Code of Regulations of NB&T Financial Group, Inc.
4.0	Agreement to furnish instruments and agreements defining rights of holders of long-term debt
10.1*	InterCounty Bancshares, Inc. Non-qualified Stock Option Plan
10.2*	NB&T Financial Group, Inc. Supplemental Executive Retirement Plan
10.3*	NB&T Financial Group, Inc. Supplemental Executive Retirement Plan Participation Agreement—Timothy L. Smith
10.4*	National Bank & Trust Incentive Plan
10.5*	Stock Option Award Agreement for John J. Limbert
10.6*	Severance Agreement for Craig F. Fortin
10.7*	Severance Agreement for Stephen G. Klumb
10.8*	Employment Agreement with John J. Limbert
10.9*	NB&T Financial Group, Inc. Amended and Restated 2006 Equity Plan
10.10*	First Amendment to Stock Option Award Agreement for John J. Limbert
10.11*	First Amendment to Employment Agreement with John J. Limbert
10.12*	First Amendment to the Severance Agreement with Craig F. Fortin and Stephen G. Klumb
10.13*	Form of Amended and Restated 2006 Equity Plan Award Agreement (Employee Award)
10.14*	Form of Amended and Restated 2006 Equity Plan Award Agreement (Directors' Nonqualified Stock Option)
21	Subsidiaries of NB&T Financial Group, Inc.
23	Consent of Independent Accountants—BKD, LLP
31.1	Rule 13a-14(a)/Section 302 Certification of Chief Executive Officer
31.2	Rule 13a-14(b)/Section 302 Certification of Chief Financial Officer
32.1	Rule 13a-14(b)/Section 906 Certification of Chief Executive Officer
32.2	Rule 13a-14(b)/Section 906 Certification of Chief Financial Officer
99.2	Proxy Statement for 2009 annual meeting of shareholders

* Indicates a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NB&T Financial Group, Inc.

By /s/ JOHN J. LIMBERT

John J. Limbert
President and Chief Executive Officer
(Principal Executive Officer)

March 17, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By /s/ CRAIG F. FORTIN
Craig F. Fortin
Senior Vice President and
Chief Financial Officer
(Principal Accounting Officer)
Date: March 17, 2009

By /s/ JOHN J. LIMBERT
John J. Limbert
President, Chief Executive Officer and a Director
Date: March 17, 2009

By /s/ TIMOTHY L. SMITH
Timothy L. Smith
Director
Date: March 17, 2009

By /s/ G. DAVID HAWLEY
G. David Hawley
Director
Date: March 17, 2009

By /s/ S. CRAIG BEAM
S. Craig Beam
Director
Date: March 17, 2009

By /s/ BROOKE WILLIAMS JAMES
Brooke Williams James
Director
Date: March 17, 2009

By /s/ ROBERT A. RAIZK
Robert A. Raizk
Director
Date: March 17, 2009

By /s/ CHARLES L. DEHNER
Charles L. Dehner
Director
Date: March 17, 2009

By /s/ DANIEL A. DIBIASIO
Daniel A. DiBiasio
Director
Date: March 17, 2009

By /s/ D. JEFFERY LYKINS
D. Jeffery Lykins
Director
Date: March 17, 2009

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION	PAGE REFERENCE
3.1	Third Amended and Restated Articles of Incorporation of NB&T Financial Group, Inc.	Incorporated by reference to registrant's Definitive Proxy Statement filed on March 31, 2003, Exhibit A (File No. 000-23134)
3.2	Amended and Restated Code of Regulations of NB&T Financial Group, Inc.	Incorporated by reference to registrant's Definitive Proxy Statement filed on March 31, 2003 (File No. 000-23134)
4.0	Agreement to furnish instruments and agreements defining rights of holders of long-term debt	Included herewith
10.1*	InterCounty Bancshares, Inc. Non-qualified Stock Option Plan	Incorporated by reference to the Registration Statement on Form S-1 filed by registrant on July 2, 1993 (Registration No. 33-65608), Exhibit 10.1
10.2*	NB&T Financial Group, Inc. Supplemental Executive Retirement Plan	Incorporated by reference to registrant's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2002, Exhibit 10.1 (File No. 000-23134)
10.3*	NB&T Financial Group, Inc. Supplemental Executive Retirement Plan Participation Agreement—Timothy L. Smith	Incorporated by reference to registrant's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2002, Exhibit 10.2 (File No. 000-23134)
10.4*	National Bank & Trust Incentive Plan	Incorporated by reference to registrant's Current Report on Form 8-K filed on February 27, 2006, Exhibit 99.1 (File No. 000-23134)
10.5*	Stock Option Award Agreement for John J. Limbert	Incorporated by reference to registrant's Form 10-Q filed on May 11, 2006, Exhibit 10.4 (File No. 000-23134)
10.6*	Severance Agreement for Craig F. Fortin	Incorporated by reference to registrant's Form 10-Q filed on November 9, 2007, Exhibit 10.2 (File No. 000-23134)
10.7*	Severance Agreement for Stephen G. Klumb	Incorporated by reference to registrant's Form 10-Q filed on November 9, 2007, Exhibit 10.3 (File No. 000-23134)
10.8*	Employment Agreement with John J. Limbert	Incorporated by reference to registrant's Form 8-K filed on November 23, 2007, Exhibit 1 (File No. 000-23134)
10.9*	NB&T Financial Group, Inc. Amended and Restated 2006 Equity Plan	Included herewith
10.10*	First Amendment to Stock Option Award Agreement for John J. Limbert	Included herewith
10.11*	First Amendment to Employment Agreement with John J. Limbert	Included herewith
10.12*	First Amendment to the Severance Agreement with Craig F. Fortin and Stephen G. Klumb	Included herewith

EXHIBIT NUMBER	DESCRIPTION	PAGE REFERENCE
10.13*	Form of Amended and Restated 2006 Equity Plan Award Agreement (Employee Award)	Included herewith
10.14*	Form of Amended and Restated 2006 Equity Plan Award Agreement (Directors' Nonqualified Stock Option)	Included herewith
21	Subsidiaries of NB&T Financial Group, Inc.	Included herewith
23	Consent of Independent Accountants—BKD, LLP	Included herewith
31.1	Rule 13a-14(a)/Section 302 Certification of Chief Executive Officer	Included herewith
31.2	Rule 13a-14(b)/Section 302 Certification of Chief Financial Officer	Included herewith
32.1	Rule 13a-14(b)/Section 906 Certification of Chief Executive Officer	Included herewith
32.2	Rule 13a-14(b)/Section 906 Certification of Chief Financial Officer	Included herewith
99.2	Proxy Statement for 2009 annual meeting of shareholders	Incorporated by reference to the registrant's definitive proxy statement to be filed on or before March 30, 2009.

* Indicates a management contract or compensatory plan or arrangement.

EXHIBIT 4.0

NB&T FINANCIAL GROUP, INC.
48 N. South Street
Wilmington, OH 45177

March 17, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: NB&T Financial Group, Inc. – Form 10-K for the fiscal year ended December 31, 2008

Ladies and Gentlemen:

NB&T Financial Group, Inc., an Ohio corporation ("NBTF"), is today filing an Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the "Form 10-K"), as executed on March 17, 2009.

Pursuant to the instructions relating to the Exhibits in Item 601(b)(4)(iii) of Regulation S-K, NBTF hereby agrees to furnish the Commission, upon request, copies of instruments and agreements defining the rights of holders of its long-term debt and of the long-term debt of its consolidated subsidiaries, which are not being filed as exhibits to the Form 10-K. Such long-term debt does not exceed 10% of the total assets of NBTF and its subsidiaries on a consolidated basis.

Very truly yours,

/s/ John J. Limbert

John J. Limbert
President and CEO

EXHIBIT 10.9

NB&T FINANCIAL GROUP, INC.
AMENDED AND RESTATED 2006 EQUITY PLAN

1.00 PURPOSE AND EFFECTIVE DATE

1.01 Purpose. This Plan is intended to foster and promote the long-term financial success of the Company and Related Entities and to increase shareholder value by [1] providing Employees and Directors an opportunity to acquire an ownership interest in the Company and [2] enabling the Company and Related Entities to attract and retain the services of outstanding Employees and Directors upon whose judgment, interest and special efforts the successful conduct of the Group's business is largely dependent.

1.02 Effective Date. The Plan was adopted by the Board on March 21, 2006 and became effective on April 25, 2006 upon its approval by the shareholders of the Company. The Plan is hereby amended and restated effective December 16, 2008. Subject to Sections 10.00 and 11.00, the Plan will continue until March 21, 2016.

2.00 DEFINITIONS

When used in this Plan, the following words, terms and phrases have the meanings given to them in this section unless another meaning is expressly provided elsewhere in this document or clearly required by the context. When applying these definitions and any other word, term or phrase used in this Plan, the form of any word, term or phrase will include any and all of its other forms.

Act. The Securities Exchange Act of 1934, as amended, or any successor statute of similar effect, even if the Company is not subject to the Act.

Annual Meeting. The annual meeting of the Company's shareholders.

Award. Any Incentive Stock Option, Nonqualified Stock Option, Restricted Stock or Stock Appreciation Right granted under the Plan.

Award Agreement. The written or electronic agreement between the Company and each Participant that describes the terms and conditions of each Award and the manner in which it will or may be exercised or settled if earned. If there is a conflict between the terms of this Plan and the terms of the Award Agreement, the terms of this Plan will govern.

Beneficiary. The person a Participant designates to receive (or to exercise) any Plan benefit (or right) that is unpaid (or unexercised) when the Participant dies. A Beneficiary may be designated only by following the procedures described in Section 12.02; neither the Company nor the Committee is required to infer a Beneficiary from any other source.

Board. The Company's board of directors.

Cause. As defined in any written agreement between the Employee and the Company or any Related Entity or, if there is no written agreement, one or more of the following acts of the Employee: personal dishonesty; incompetence; willful misconduct; breach of fiduciary duty involving personal profit; intentional failure or refusal to perform assigned duties and responsibilities consistent with the Employee's position; willful violation of any law, rule, regulation (other than traffic violations or similar offenses) or final cease-and-desist order; conviction of a felony or for fraud or embezzlement; or material breach of any written agreement between the Employee and the Company or any Related Entity. However, Cause will not arise solely because the Employee is absent from active employment during periods of vacation or other approved leaves of absence, consistent with the employer's applicable vacation and approved leave of absence policy, sickness or illness or while suffering from an incapacity due to physical or mental illness, including a condition that does or may result in a Disability or other period of absence initiated by the Employee and approved by the employer.

Confidential Information. Any and all information (other than information in the public domain) related to the Company's or any Related Entity's business, including all processes, inventions, trade secrets, computer programs, technical data, drawings or designs, information concerning pricing and pricing policies, marketing techniques, plans and forecasts, new product information, information concerning methods and manner of operations and information relating to the identity and location of all past, present and prospective customers and suppliers.

Change in Control. As defined in any written agreement between the Employee and the Company or any Related Entity or, if there is no written agreement, the occurrence of the earliest to occur of any one of the following events on or after the Effective Date:

[1] any one person, or more than one person acting as a group, acquired ownership of stock of the Company that, together with stock held by such person or group, possesses more than 50% of the total Fair Market Value or total voting power of the stock of the Company. However, if any one person or more than one person acting as a group is considered to own more than 50% of the total market value or total voting power of the stock of the Company, the acquisition of additional stock by the same person or persons is not considered to cause a Change in Control. Any increase in the percentage of stock owned by any one person, or persons acting as a group, as a result of the transaction in which the Company acquires its stock in exchange for property will be treated as an acquisition of stock for purposes of this section; or

[2] any one person, or more than one person acting as a group, acquires (or has acquired during the 12 month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total market value equal to or more than one third of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions.

Notwithstanding any other provision of this Agreement, the Employee will not be entitled to any amount under this Agreement if he or she acted in concert with any person or group (as defined above) to effect a Change in Control, other than at the specific direction of the Board and in his/her capacity as an employee of the Company or any Subsidiary.

Change in Control Price. The price (or other property) per share of Stock paid in conjunction with any transaction resulting in a Change in Control or, in the case of a Change in Control occurring solely by reason of events not related to a transfer of the Stock, the Fair Market Value of one share of Stock on the date of the Change in Control or, if higher, the Fair Market Value of a share of Stock on the last trading day before the Change in Control occurs.

Code. The Internal Revenue Code of 1986, as amended or superseded after the Effective Date and any applicable rulings or regulations issued under the Code.

Committee. The Board's Compensation Committee, which also constitutes a "compensation committee" within the meaning of Treas. Reg. §1.162-27(c)(4). The Committee will be comprised of at least three persons [1] each of whom is [a] an outside director, as defined in Treas. Reg. §1.162-27(e)(3)(i) and [b] a "non-employee" director within the meaning of Rule 16b-3 under the Act and [2] none of whom may receive remuneration from the Company or any Related Entity in any capacity other than as a director, except as permitted under Treas. Reg. §1.162-27(e)(3)(ii).

Company. NB&T Financial Group, Inc., an Ohio corporation, and any and all successors to it.

Covered Officer. Those Employees whose compensation is (or likely will be) subject to limited deductibility under Code §162(m) as of the last day of any calendar year.

Director. A person who, on an applicable Grant Date [1] is an elected member of the Board or of a Related Board (or has been appointed to the Board or to a Related Board to fill an unexpired term and will continue to serve at the expiration of that term only if elected by shareholders) and [2] is not an Employee. For purposes of applying this definition, a Director's status will be determined as of the Grant Date applicable to each affected Award.

Director Options. Nonqualified Options issued to Directors under Section 6.00.

Disability. Unless the Committee specifies otherwise in the Award Agreement:

[1] With respect to an Incentive Stock Option, as defined in Code §22(e)(3);

[2] With respect to any Award subject to Code §409A, as defined under Code §409A; and

[3] With respect to any Award not described in subpart [1] or [2] of this definition, as defined in any disability insurance policy provided by the Company or a Related Entity and in which the Employee is eligible to participate at the Grant Date. If a Participant is ineligible to participate in all disability insurance policies or plans maintained by the Company and its Related Entities or no such policy or plan is maintained, then disability shall be determined by the Committee with respect to Employees and by the Board with respect to Directors based upon all the medical evidence available.

Employee. Any person who, on any applicable date, is a common law employee of the Company or any Related Entity. A worker who is classified as other than a common law employee but who is subsequently reclassified as a common law employee of the Company for any reason and on any basis will be treated as a common law employee only from the date that reclassification occurs and will not retroactively be reclassified as an Employee for any purpose of this Plan.

Exercise Price. The amount, if any, a Participant must pay to exercise an Award.

Fair Market Value. The value of one share of Stock on any relevant date, determined under the following rules: [1] if the Stock is traded on an exchange, the reported "closing price" on the relevant date, if it is a trading day, otherwise on the next trading day; [2] if the Stock is not traded on an exchange but is traded over-the-counter on a quotation system, the reported "closing price," if reported, or if there is no reported "closing price," the arithmetic mean between the highest bid and the lowest asked prices on that quotation system on the relevant date if it is a trading day, otherwise on the next trading day; or [3] if neither subparts [1] or [2] of this definition apply: [a] with respect to Incentive Stock Options or Restricted Stock, the fair market value as determined by the Committee in good faith and consistent with rules prescribed under Code §422; and [b] with respect to any other Award, as determined by the Committee through the reasonable application of a reasonable valuation method, taking into account all information material to the value of the Company, that satisfies the requirements of Treasury Regulation §1.409A-1(b)(5).

Full-Value Award. Restricted Stock Awards that, by the terms of the Award Agreement through which they are issued, are to be settled in shares of Stock.

Grant Date. The date an Award is granted.

Group. The Company and all Related Entities. The composition of the Group will be determined as of any relevant date.

Incentive Stock Option. Any Option that, on the Grant Date, meets the conditions imposed under Code §422 and is not subsequently modified in a manner inconsistent with Code §422.

Nonqualified Stock Option. Any Option that is not an Incentive Stock Option.

Option. The right granted under Section 6.00 to a Participant to purchase a share of Stock at an Exercise Price for a specified period of time. An Option may be either [1] an Incentive Stock Option or [2] a Nonqualified Stock Option.

Participant. Any Employee or Director to whom an Award has been granted and which is still outstanding.

Plan. The NB&T Financial Group, Inc. Amended and Restated 2006 Equity Plan.

Plan Year. The Company's fiscal year.

Related Board. The board of directors of any incorporated Related Entity or the governing body of any unincorporated Related Entity.

Related Entity. Any corporation, partnership or other form of unincorporated entity of which the Company owns, directly or indirectly, 50 percent or more of the total combined voting power of all classes of stock, if the entity is a corporation, or of the capital or profits interest, if the entity is a partnership or another form of unincorporated entity and that, along with the Company, would be considered a single employer under Code §§414(b) and 414(c), but modified as permitted by Treasury Regulation § 1.409A-1(b)(5)(iii)(E)(1).

Restricted Stock. A share of Stock issued to a Participant contingent upon satisfaction of conditions described in Section 7.00.

Restriction Period. The period over which the Committee will determine if a Participant has met conditions placed on Restricted Stock.

Retirement. Unless the Committee specifies otherwise in the Award Agreement, the date an Employee Terminates on or after reaching age 55 and qualifies to receive benefits under any tax-qualified deferred compensation plan then maintained by his or her employer.

Stock. The common shares, without par value, issued by the Company.

Stock Appreciation Right (or "SAR"). An Award granted under Section 8.00 and consisting of the potential appreciation of the shares of Stock underlying the Award.

Terminate. A "separation from service" by the Participant from the Company and all Related Entities within the meaning of Code §409A and Treasury Regulation §1.409A-1(h).

3.00 PARTICIPATION

3.01 Awards to Employees.

[1] Consistent with the terms of the Plan and subject to Section 3.03, the Board, upon recommendation of the Committee, will [a] decide which Employees will be granted Awards; and [b] specify the type of Award to be granted to Employees and the terms upon which those Awards will be granted and may be earned.

[2] The Board, upon the Committee's recommendation, may establish different terms and conditions [a] for each type of Award granted to an Employee, [b] for each Employee receiving the same type of Award; and [c] for the same Employee for each Award the Employee receives, whether or not those Awards are granted at different times.

3.02 Awards to Directors. Consistent with the terms of the Plan and subject to Section 3.03, the Board will grant to Directors the Awards described in Section 6.01[2].

3.03 Conditions of Participation. By accepting an Award, each Employee and Director agrees:

[1] To be bound by the terms of the Award Agreement and the Plan and to comply with other conditions imposed by the Board; and

[2] That the Committee (or the Board, as appropriate) may amend the Plan and the Award Agreements without any additional consideration to the extent necessary to avoid penalties arising under Code §409A, even if those amendments reduce, restrict or eliminate rights that were granted under the Plan or Award Agreement (or both) before those amendments.

4.00 ADMINISTRATION

4.01 Duties. The Committee is responsible for administering the Plan and has all powers appropriate and necessary to that purpose, although the Board has final authority to grant Awards as described in Section 3.00. Consistent with the Plan's objectives, the Board and the Committee may adopt, amend and rescind rules and regulations relating to the Plan, to the extent appropriate to protect the Company's and the Group's interests, and has complete discretion to make all other decisions necessary or advisable for the administration and interpretation of the Plan. Any action by the Board and the Committee will be final, binding and conclusive for all purposes and upon all persons.

4.02 Delegation of Duties. In its sole discretion, the Committee may delegate any ministerial duties associated with the Plan to any person (including Employees) that it deems appropriate. However, the Committee may not delegate any duties it is required to discharge to comply with Code §162(m).

4.03 Award Agreement. As soon as administratively feasible after the Grant Date, the Committee will prepare and deliver an Award Agreement to each affected Participant. The Award Agreement:

[1] Will describe [a] the type of Award and when and how it may be exercised or earned, [b] any Exercise Price associated with that Award and [c] how the Award will or may be settled.

[2] To the extent different from the terms of the Plan, will describe [a] any conditions that must be met before the Award may be exercised or earned, [b] any objective restrictions placed on Awards and any performance-related conditions and Performance Criteria that must be met before those restrictions will be released and [c] any other applicable terms and conditions affecting the Award.

4.04 Restriction on Repricing. Regardless of any other provision of this Plan, neither the Company nor the Committee may "reprice" (as defined under rules issued by the exchange on which the Stock is then traded) any Award without the prior approval of the shareholders.

5.00 LIMITS ON STOCK SUBJECT TO AWARDS

5.01 Number of Authorized Shares of Stock. Subject to Section 5.03, the number of shares of Stock issued under the Plan may not be larger than 270,000 shares, all of which may be issued through Incentive Stock Options. The full number of shares underlying an SAR shall be deemed "issued" for purposes of counting the number of shares authorized for issuance pursuant to the Plan. Subject to the aggregate limitation set for in this Section 5.01 and with the exception of equity awards to Directors as determined in Section 6.01, the Board, in its discretion, may determine the number of Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, and Restricted Stock to be granted at Grant Date to employees.

The shares of Stock to be delivered under the Plan may consist, in whole or in part, of treasury Stock or authorized but unissued Stock not reserved for any other purpose.

5.02 Share Accounting. The limits imposed under Section 5.01:

[1] Will be conditionally reduced by the number of shares of Stock subject to any outstanding Award, including the full number of shares underlying SARs; and

[2] Will be absolutely reduced by [a] the number of shares of Stock issued pursuant to the exercise of an Option, [b] the number of shares of Stock issued because the terms of a Full-Value Award Agreement have been met and [c] by the full number of shares of Stock underlying an SAR that has been earned and exercised; but

[3] Will be increased by the number of shares of Stock subject to any Award that, for any reason, is forfeited, cancelled, terminated, relinquished, exchanged or otherwise settled without the issuance of Stock or without payment of cash equal to the difference between the Award's Fair Market Value and its Exercise Price (if any).

In addition, the number of authorized shares of Stock specified in Section 5.01 will be reduced by the number of shares of Stock surrendered by a Participant or withheld by the Company to pay the Exercise Price of an Option or the taxes associated with an Award.

Any decision by the Committee under this section will be final and binding on all Participants.

5.03 Adjustment in Capitalization. If, after the Effective Date, there is a Stock dividend or Stock split, recapitalization (including payment of an extraordinary dividend), merger, consolidation, combination, spin-off, distribution of assets to shareholders, exchange of shares, or other similar corporate change affecting Stock, the Committee will appropriately adjust [1] the number of Awards that may or will be granted to Participants during a Plan Year, [2] the aggregate number of shares of Stock available for Awards under Sections 5.01 or subject to outstanding Awards (as well as any share-based limits imposed under this Plan), [3] the respective Exercise Price, number of shares and other limitations applicable to outstanding or subsequently granted Awards and [4] any other factors, limits or terms affecting any outstanding or subsequently granted Awards. Any adjustment made pursuant to this Section 5.03 shall be made in accordance with the requirements of Code §409A, to the extent applicable.

5.04 Limits on Awards to Covered Officers. During any Plan Year, no Covered Officer may receive [1] Options and SARs covering more than 12,000 shares in the aggregate [adjusted as provided in Section 5.03), including Awards that are cancelled [or deemed to have been cancelled under Treas. Reg. §1.162-27(e)(2)(vi)(B)) during each Plan Year granted or [2] Restricted Stock Awards covering more than 2,000 shares in the aggregate (adjusted as provided in Section 5.03), including Awards that are cancelled [or deemed to have been cancelled under Treas. Reg. §1.162-27(e)(2)(vi)(B)] during each Plan Year granted.

6.00 OPTIONS

6.01 Grant of Options. Subject to Section 10.00 and the terms of the Plan and the associated Award Agreement:

[1] At any time during the term of this Plan, the Board may grant Incentive Stock Options and Nonqualified Stock Options to Employees.

[2] The Board will grant, subject to adjustment as provided in Section 5.03, [a] 1,000 Director Options to each Director on the date immediately after the Director first becomes a Director, and [b] 1,000 shares of Director Options on the date following each subsequent Annual Meeting during which the Director serves as a Director.

6.02 Exercise Price. Except as required to implement Section 6.06, each Option will bear an Exercise Price at least equal to Fair Market Value on the Grant Date. However, the Exercise Price associated with an Incentive

Stock Option will be at least 110 percent of the Fair Market Value of a share of Stock on the Grant Date with respect to any Incentive Stock Options issued to an Employee who, on the Grant Date, owns [as defined in Code §424(d)] Stock possessing more than 10 percent of the total combined voting power of all classes of Stock [or the combined voting power of any parent or subsidiary corporation, determined under rules issued under Code §422](a "Ten-Percent Shareholder").

6.03 Exercise of Options. Subject to Section 9.00 and any terms, restrictions and conditions specified in the Plan:

[1] Employee Options will be exercisable according to a vesting schedule determined by the Board at the Grant Date; provided, however, that no Employee Option will become exercisable at a rate of less than one third each year beginning on and after the Grant Date.

[2] Director options will be exercisable according to the following schedule:

Number of full years Beginning after grant date	Cumulative Percentage Vested
Less than 1	0 percent
1 but fewer than 2	33 ⅓ percent
2 but fewer than 3	66⅔ percent
3 or more	100 percent

[3] However:

[a] Any Option to purchase a fraction of a share of Stock will automatically be converted to an Option to purchase a whole share.

[b] No Incentive Stock Option may be exercised more than ten years after it is granted (five years in the case of an Incentive Stock Option granted to a Ten-Percent Shareholder).

[c] No Director Option will be exercisable more than ten years after it is granted.

[d] Nonqualified Stock Options (other than Director Options) will be exercisable for the period specified in the Award Agreement.

6.04 Incentive Stock Options. Notwithstanding anything in the Plan to the contrary:

[1] No provision of this Plan relating to Incentive Stock Options will be interpreted, amended or altered, nor will any discretion or authority granted under the Plan be exercised, in a manner that is inconsistent with Code §422 or, without the consent of any affected Participant, to cause any Incentive Stock Option to fail to qualify for the federal income tax treatment afforded under Code §421.

[2] The aggregate Fair Market Value of the Stock (determined as of the Grant Date) with respect to which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all option plans of the Company and of any parent or subsidiary corporation of the Company, as defined in Code §424) will not exceed $100,000 [or other amount specified in Code §422(d)], determined under rules issued under Code §422.

[3] No Incentive Stock Option will be granted to any person who is not an Employee of the Company or a parent or a subsidiary corporation of the Company, as defined in Code §424 on the Grant Date.

6.05 Exercise Procedures and Payment for Options. Unless the Committee specifies otherwise in the Award Agreement, the Exercise Price associated with each Option must be paid under procedures described in the Award Agreement. These procedures may include payment in cash, a cashless exercise and allowing a Participant to tender Stock he or she already has owned for at least six months before the exercise date, either by actual delivery of the previously owned Stock or by attestation, valued at its Fair Market Value on the exercise date, as partial or full payment of the Exercise Price or any combination of those procedures. A Participant may exercise an Option only by sending to the Committee a completed exercise notice (in the form prescribed by the Committee) along with payment (or designation of an approved payment procedure) of the Exercise Price. As soon as administratively feasible after those steps are taken, the Committee will issue to the Participant the appropriate share certificates.

6.06 Substitution of Options. In the Committee's discretion, persons who become Employees as a result of a transaction described in Code §424(a) may receive Options in exchange for options granted by their former employer or the former Related Entity subject to the rules and procedures prescribed under Code §§424 and 409A.

6.07 Rights Associated With Options.

[1] A Participant to whom an unexercised Option has been granted will have no voting or dividend rights with respect to the shares underlying that unexercised Option and the Option will be transferable only to the extent provided in Section 12.01.

[2] Unless the Committee specifies otherwise in the Award Agreement or as otherwise specifically provided in the Plan, Stock acquired through an Option [a] will bear all dividend and voting rights associated with Stock and [b] will be transferable, subject to applicable federal securities laws, the requirements of any national securities exchange or system on which shares of Stock are then listed or traded or any blue sky or state securities laws.

7.00 RESTRICTED STOCK

7.01 Grant of Restricted Stock. The restrictions contained in the Restricted Stock awards shall be based on the passage of time. Subject to Section 9.00 and the terms of the Plan and the associated Award Agreement at any time during the term of this Plan, the Board may grant shares of Restricted Stock to Employees

7.02 Earning Restricted Stock. Subject to Section 9.00, any terms, restrictions and conditions specified in the Plan or the associated Award Agreement, and unless specified otherwise in the Award Agreement:

[1] Restrictions imposed on Restricted Stock granted to Employees will lapse no later than 3 years after the Grant Date.

[2] During the Restriction Period, Restricted Stock will be held by the Company as escrow agent. After the end of the Restriction Period, the Restricted Stock will be:

[a] Forfeited, if all restrictions described in the Award Agreement have not been met; or

[b] Released from escrow and distributed to the Participant as soon as practicable, but in no event more than 60 days after the last day of the Restriction Period, if all restrictions specified in the Award Agreement have been met.

[3] Any Restricted Stock Award relating to a fractional share of Stock will be rounded to the next whole share when settled.

7.03 Rights Associated With Restricted Stock. During the Restriction Period and unless the associated Award Agreement specifies otherwise:

[1] Restricted Stock may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated; but

[2] Each Participant to whom Restricted Stock has been issued:

[a] May exercise full voting rights associated with that Restricted Stock; and

[b] Will be entitled to receive all dividends and other distributions paid with respect to that Restricted Stock at the same time as paid to shareholders; provided, however, that if any dividends or other distributions are paid in shares of Stock, those shares will be subject to the same restrictions on transferability and forfeitability as the shares of Restricted Stock with respect to which they were issued.

8.00 STOCK APPRECIATION RIGHTS

8.01 SAR Grants. Subject to the terms of the Plan, the Committee may grant SARs to Employees at any time during the term of this Plan.

8.02 Exercise Price. The Exercise Price specified in the Award Agreement will not be less than 100 percent of the Fair Market Value of a share of Stock on the Grant Date.

8.03 Exercise and Settling of SARs.

[1] SARs will be exercisable subject to the terms specified in the Award Agreement.

[2] A Participant exercising a SAR will receive, as set forth in the Award Agreement, cash or a number of whole shares of Stock equal to:

[a] The difference between the Fair Market Value of a share of Stock on the exercise date and the Exercise Price multiplied by

[b] The number of shares of Stock with respect to which the SAR is being exercised.

The value of any fractional share of Stock produced under this formula will be settled in cash.

9.00 TERMINATION/BUY-OUT

9.01 Retirement. Unless otherwise specified in the Award Agreement or this Plan:

[1] All Nonqualified Stock Options and SARs then held by a Retiring Employee that are not exercisable when the Employee Retires will become fully exercisable upon Retirement, and all of the Employee's Options and SARs may be exercised at any time before the earlier of [a] the expiration date specified in the Award Agreement or [b] one year after the Retirement date (or any shorter period specified in the Award Agreement).

[2] All Incentive Stock Options then held by a Retiring Employee that are not exercisable when the Employee Retires will become fully exercisable upon Retirement, and all of the Employee's Incentive Stock Options may be exercised at any time before the earlier of [a] the expiration date specified in the Award Agreement or [b] three months after the Retirement date (or any shorter period specified in the Award Agreement). However, an Incentive Stock Option that is not exercised within three months after the Retirement date will be treated as a Nonqualified Stock Option and may be exercised within the period described in Section 9.01[1].

[3] All Restricted Stock granted to a Retiring Participant that is unvested when the Participant Retires will be fully vested upon the Participant's Retirement and shall be settled within 60 days.

9.02 Death or Disability. Unless otherwise specified in the Award Agreement or this Plan:

[1] All Nonqualified Stock Options and SARs then held by a Participant who dies or becomes Disabled (whether or not then exercisable) will be fully exercisable when the Participant dies or becomes Disabled and may be exercised at any time before the earlier of [a] the expiration date specified in the Award Agreement or [b] one year after the date of death or Disability (or any shorter period specified in the Award Agreement).

[2] All Incentive Stock Options then held by a Disabled or dead Participant will be fully exercisable when the Participant dies or becomes Disabled and may be exercised at any time before the earlier of [a] the expiration date specified in the Award Agreement or [b] one year after the Participant's Disability or death (or any shorter period specified in the Award Agreement). However, an Incentive Stock Option that is not exercised within one year after the Participant's Disability or death date will be treated as a Nonqualified Stock Option and may be exercised within the period described in Section 9.02[1].

[3] All Restricted Stock granted to a Participant who dies or becomes Disabled that is unvested when the Participant dies or becomes Disabled will be fully vested when the Participant dies or becomes Disabled.

9.03 Termination for Cause. Unless otherwise specified in the Award Agreement or this Plan, all Awards that are outstanding (whether or not then earned or exercisable) will be forfeited when and if a Participant Terminates (or is deemed to have been Terminated) for Cause.

9.04 Termination for any Other Reason. Unless otherwise specified in the Award Agreement or this Plan or subsequently, any Awards that are outstanding when a Participant Terminates for any reason not described in Sections 9.01 through 9.03 and which are then exercisable may be exercised at any time before the earlier of [1] the expiration date specified in the Award Agreement or [2] three months after the Termination date (or any shorter period specified in the Award Agreement), and all Awards that are not then exercisable and all unvested restricted stock will terminate on the Termination date.

9.05 Buy-out of Awards. At any time before a Change in Control or the commencement of activity that may reasonably be expected to result in a Change in Control, the Committee, in its sole discretion, may offer to buy for cash or by substitution of another Award (but only to the extent that offer and the terms of the offer do not and, on their face are not likely to, generate penalties under Code §409A) any or all outstanding Awards held by any Participant, whether or not exercisable, by providing to that Participant written notice ("Buy-out Offer") of its intention to exercise the rights reserved in this section and other information, if any, required to be included under applicable security laws. If a Buy-out Offer is given, the Company also will transfer to each Participant accepting the offer the value (equal to the difference between the aggregate Fair Market Value of the Award on the date of the Buy-out Offer over the aggregate Exercise Price, if any) of the Award to be purchased or a substitute Award whose value is equal to the difference between the aggregate Fair Market Value on the date of the Buy-out Offer over the aggregate Exercise Price, if any of the Award is to be exchanged. The Company will complete any buy-out made under this section as soon as administratively possible after the date of the Buy-out Offer.

10.00 CHANGE IN CONTROL

10.01 Accelerated Vesting and Settlement. Upon a Change in Control, all of a Participant's Awards will be treated as provided in a separate written change in control or similar agreement between the Participant and the Company or any Related Entity or, if there is no such agreement between a Participant and the Company or any Related Entity, subject to Section 10.02, on the date of any Change in Control the Participant and the Company agree that:

[1] Each Option and SAR outstanding on the date of a Change in Control (whether or not exercisable) will be cancelled in exchange [a] for cash equal to the excess of the Change in Control Price over the Exercise Price associated with the cancelled Option or SAR or, [b] at the Committee's discretion, for whole shares of Stock with a Fair Market Value equal to the excess of the Change in Control Price over the Exercise Price associated with the cancelled Option and SAR and the Fair Market Value of any fractional share of Stock will be distributed in cash; and

[2] All restrictions then imposed on Restricted Stock will lapse and all outstanding Restricted Stock (including those subject to the acceleration described in this subpart) will be distributed in a single lump sum cash payment or, at the Committee's discretion, in whole shares of Stock and all dividends then held in escrow will be distributed in cash within 30 days following the Change in Control. The distribution or payment made pursuant to this section shall be based on the Change in Control Price.

As a condition of receiving an Award, each Participant agrees to the terms described in this section and to cooperate fully in the application and completion of the procedures described in this section.

10.02 Effect of Code §280G. Unless otherwise specified in the Award Agreement or in another written agreement between the Participant and the Company or a Related Entity executed simultaneously with or before any Change in Control, if the sum (or value) of the payments described in Section 10.01 constitute an "excess parachute payment" as defined in Code §280G(b)(1) when combined with all other parachute payments attributable to the same Change in Control, the Company or other entity making the payment ("Payor") will reduce the Participant's benefits under this Plan so that the Participant's total "parachute payment" as defined in Code §280G(b)(2)(A) under this Plan, an Award Agreement and all other agreements will be $1.00 less than the amount that otherwise would generate an excise tax under Code §4999. Any reduction pursuant to this Section 10.02 shall be made consistent with the requirements of Code §409A.

11.00 AMENDMENT, MODIFICATION AND TERMINATION OF PLAN

The Board or the Committee may terminate, suspend or amend the Plan at any time without shareholder approval except to the extent that shareholder approval is required to satisfy applicable requirements imposed by [1] Rule 16b-3 under the Act, or any successor rule or regulation, [2] applicable requirements of the Code or [3] any securities exchange, market or other quotation system on or through which the Company's securities are listed or traded. Also, no Plan amendment may [4] result in the loss of a Committee member's status as a "non-employee director" as defined in Rule 16b-3 under the Act, or any successor rule or regulation, with respect to any employee benefit plan of the Company, [5] cause the Plan to fail to meet requirements imposed by Rule 16b-3 or [6] without the consent of the affected Participant (and except as specifically provided otherwise in this Plan or the Award Agreement), adversely affect any Award granted before the amendment, modification or termination. However, nothing in this section will restrict the Committee's right to amend the Plan and any Award Agreements without any additional consideration to affected Participants to the extent necessary to avoid penalties arising under Code §409A, even if those amendments reduce, restrict or eliminate rights granted under the Plan or Award Agreement (or both) before those amendments.

12.00 MISCELLANEOUS

12.01 Assignability. Except as described in this section or as provided in Section 12.02, an Award may not be transferred except by will or the laws of descent and distribution and, during the Participant's lifetime, may be exercised only by the Participant or the Participant's guardian or legal representative.

12.02 Beneficiary Designation. Each Participant may name a Beneficiary or Beneficiaries (who may be named contingently or successively) to receive or to exercise any vested Award that is unpaid or unexercised at the Participant's death. Unless otherwise provided in the Beneficiary designation, each designation made will revoke all prior designations made by the same Participant, must be made on a form prescribed by the Committee and will be effective only when filed in writing with the Committee. If a Participant has not made an effective Beneficiary designation, the deceased Participant's Beneficiary will be his or her surviving spouse or, if none, the deceased Participant's estate. The identity of a Participant's designated Beneficiary will be based only on the information included in the latest beneficiary designation form completed by the Participant and will not be inferred from any other evidence.

12.03 No Guarantee of Continuing Services. Except as specifically provided elsewhere in the Plan, nothing in the Plan may be construed as:

[1] Interfering with or limiting the right of the Company or any Related Entity to Terminate any Employee's employment at any time;

[2] Conferring on any Participant any right to continue as an Employee or director of the Company or any Related Entity;

[3] Guaranteeing that any Employee will be selected to be a Participant; or

[4] Guaranteeing that any Participant will receive any future Awards.

12.04 Tax Withholding. To the extent applicable, the Company will withhold from other amounts owed to the Participant, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state and local withholding tax requirements on any Award, exercise or cancellation of an Award or purchase of Stock.

In its sole discretion, which may be withheld for any reason or for no reason, the Committee may permit a Participant to elect, subject to conditions the Committee establishes, to reimburse the Company for this tax withholding obligation through one or more of the following methods:

[1] By having shares of Stock otherwise issuable under the Plan withheld by the Company (but only to the extent of the minimum amount that must be withheld to comply with applicable state, federal and local income, employment and wage tax laws);

[2] By delivering to the Company previously acquired shares of Stock that the Participant has owned for at least six months;

[3] By remitting cash to the Company; or

[4] By remitting a personal check immediately payable to the Company.

12.05 Indemnification. Each individual who is or was a member of the Committee or of the Board will be indemnified and held harmless by the Company against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be made a party or in which he or she may be involved by reason of any action taken or not taken under the Plan as a Committee or Board member and against and from any and all amounts paid, with the Company's approval, by him or her in settlement of any matter related to or arising from the Plan as a Committee or Board member or paid by him or her in satisfaction of any judgment in any action, suit or proceeding relating to or arising from the Plan against him or her as a Committee or Board member, but only if he or she gives the Company an opportunity, at its own expense, to handle and defend the matter before he or she undertakes to handle and defend it in his or her own behalf. The right of indemnification described in this section is not exclusive and is independent of any other rights of indemnification to which the individual may be entitled under the Company's organizational documents, by contract, as a matter of law or otherwise.

12.06 No Limitation on Compensation. Nothing in the Plan is to be construed to limit the right of the Company to establish other plans or to pay compensation to its employees or directors, in cash or property, in a manner not expressly authorized under the Plan.

12.07 Requirements of Law. The grant of Awards and the issuance of shares of Stock will be subject to all applicable laws, rules and regulations and to all required approvals of any governmental agencies or national securities exchange, market or other quotation system. Also, no shares of Stock will be issued under the Plan unless the Company is satisfied that the issuance of those shares of Stock will comply with applicable federal and state securities laws; however, the Company shall issues shares of Stock as soon as it reasonably believes that such issuance shall be in accordance with any applicable federal and state securities laws. Certificates for shares of Stock delivered under the Plan may be subject to any stock transfer orders and other restrictions that the Committee believes to be advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange or other recognized market or quotation system upon which the Stock is then listed or traded, or any other applicable federal or state securities law. The Committee may cause a legend or legends to be placed on any certificates issued under the Plan to make appropriate reference to restrictions within the scope of this section.

12.08 Governing Law. The Plan, and all agreements hereunder, will be construed in accordance with and governed by the laws (other than laws governing conflicts of laws) of the State of Ohio.

12.09 No Impact on Benefits. Plan Awards are not compensation for purposes of calculating a Participant's rights under any employee benefit plan that does not specifically require the inclusion of Awards in calculating benefits.

12.10 Code §409A. It is intended that the Plan comply with the requirements of Code §409A and the Treasury Regulations promulgated thereunder (and any subsequent notices or guidance issued by the Internal Revenue Service), and the Plan will be interpreted, administered and operated accordingly. Nothing herein shall be construed as an entitlement to or guarantee of any particular tax treatment to a Participant.

EXHIBIT 10.10

FIRST AMENDMENT TO
STOCK OPTION AWARD AGREEMENT
BETWEEN JOHN J. LIMBERT
AND
NB&T FINANCIAL GROUP, INC.

WHEREAS, John J. Limbert ("Optionee") and NB&T Financial Group, Inc. ("Company") entered into a Stock Option Award Agreement (Non-Qualified Stock Option) effective March 20, 2006 (the "Agreement"), pursuant to which Company granted Optionee an option to purchase common shares of Company; and

WHEREAS, Section 409A was added to the Internal Revenue Code ("Section 409A") effective January 1, 2005, and final regulations were issued under Section 409A effective January 1, 2009; and

WHEREAS, Section 409A may apply to the option granted under the Agreement; and

WHEREAS, pursuant to Section 11 of the Agreement, Company may amend the Agreement for the purposes of avoiding penalties under Section 409A; and

WHEREAS, Company desires to amend the Agreement for the purpose of avoiding penalties under Section 409A.

NOW THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Company agrees as follows:

1. Section 4(b) of the Agreement is hereby amended by adding the following sentence to the end: "Notwithstanding the foregoing, any adjustment made pursuant to this Section 4(b) shall be made in accordance with the requirements of Section 409A of the Code, to the extent applicable."

2. Section 5 of the Agreement is hereby amended by adding the following sentence to the end:

> "In the event of any delay in the issuance of COMMON SHARES pursuant to this Section 5, the COMPANY shall issue such COMMON SHARES on the first day that it reasonably anticipates that such issuance will not violate such applicable federal and state securities laws."

IN WITNESS WHEREOF, the Company hereby adopts this First Amendment effective as of the date set forth above.

COMPANY

By: ______________________________

Its: ______________________________

ACKNOWLEDGED AND AGREED:

____
John J. Limbert

EXHIBIT 10.11

FIRST AMENDMENT TO THE EMPLOYMENT AGREEMENT

This First Amendment to the Employment Agreement by and among NB&T Financial Group, Inc., a bank holding company incorporated under the laws of the State of Ohio ("HOLDING COMPANY"), The National Bank and Trust Company, a national banking association and a wholly-owned subsidiary of HOLDING COMPANY ("BANK"), and John J. Limbert, an individual ("EMPLOYEE"), is effective December 16, 2008.

WITNESSETH:

WHEREAS, the parties entered into an Employment Agreement as of November 20, 2007; and

WHEREAS, pursuant to Section 13 of the Employment Agreement, the parties desire to amend the Employment Agreement to make certain changes necessary under Section 409A of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder.

NOW, THEREFORE, the parties hereby amend the Employment Agreement effective as of the date first written above as follows:

1. The following subsection (f) is hereby added to the end of Section 4(a)(B)(1) of the Employment Agreement:

> (f) Notwithstanding the foregoing, no amounts will be distributed pursuant to this Section 4(a)(B)(1) with respect to the termination of employment of the EMPLOYEE without JUST CAUSE by the EMPLOYERS within six months prior to the occurrence of a CHANGE OF CONTROL unless the events or actions giving rise to the CHANGE OF CONTROL also constitute a "change of control event" under Section 409A of the CODE and Treasury Regulation §1.409A3(i)(5).

2. The last sentence of Section 4(d)(ii) of the Employment Agreement is hereby deleted in its entirety and the following is substituted therefor:

> Any reduction pursuant to this Section 4(d)(ii) shall be first applied against amounts that are not subject to Section 409A of the CODE and, thereafter, shall be applied against all remaining amounts subject to Section 409A of the CODE on a pro rata basis.

IN WITNESS WHEREOF, the HOLDING COMPANY and the BANK have caused this First Amendment to be executed by their duly authorized officers and the EMPLOYEE has signed this First Amendment, each as of the day and year first above written.

NB&T FINANCIAL GROUP, INC.

By ______________________________

Its ______________________________

THE NATIONAL BANK AND TRUST COMPANY

By ______________________________

Its ______________________________

____

John J. Limbert

EXHIBIT 10.12

FIRST AMENDMENT TO THE SEVERANCE AGREEMENT

This First Amendment to the Severance Agreement by and between The National Bank and Trust Company, a national banking association (hereinafter referred to as "NB&T"), and , an individual (hereinafter referred to as "Employee"), is effective December 16, 2008.

WITNESSETH:

WHEREAS, the parties entered into a Severance Agreement as of November 8, 2007; and

WHEREAS, pursuant to Section 8 of the Employment Agreement, the parties desire to amend the Employment Agreement to make certain changes necessary under Section 409A of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder.

NOW, THEREFORE, the parties hereby amend the Employment Agreement effective as of the date first written above as follows:

1. The following subsection (E) is hereby added to the end of Section 2(c)(i) of the Severance Agreement:

> (E) Notwithstanding the foregoing, no amounts will be distributed pursuant to this Section 4(c)(i) unless the events or actions giving rise to the Change of Control also constitute a "change of control event" under Section 409A of the Code and Treasury Regulation §1.409A-3(i)(5).

2. The last sentence of Section 2(e)(ii) of the Severance Agreement is hereby deleted in its entirety and the following is substituted therefor:

> Any reduction pursuant to this Section 2(e)(ii) shall be first applied against amounts that are not subject to Section 409A of the Code and, thereafter, shall be applied against all remaining amounts subject to Section 409A of the Code on a pro rata basis.

IN WITNESS WHEREOF, the HOLDING COMPANY and the BANK have caused this First Amendment to be executed by their duly authorized officers and the EMPLOYEE has signed this First Amendment, each as of the day and year first above written.

NB&T FINANCIAL GROUP, INC.

By ______________________________

Its ______________________________

THE NATIONAL BANK AND TRUST COMPANY

By ______________________________

Its ______________________________

EXHIBIT 10.13

NB&T FINANCIAL GROUP, INC.
AMENDED AND RESTATED
2006 EQUITY PLAN
AWARD AGREEMENT
(Employee Award)

NB&T Financial Group, Inc., an Ohio corporation (the "Company"), hereby grants the following award (this "Award") with respect to common shares, without par value, of the Company (the "Shares"), to the Employee named below. The terms and conditions of this Award are set forth in this Agreement (which includes this cover sheet), in the NB&T Financial Group, Inc. Amended and Restated 2006 Equity Plan (the "Plan") and in the Plan prospectus. Copies of the Plan and the Plan prospectus are attached. A copy of this Award Agreement must be signed and returned to the President or the Chief Financial Officer of the Company at its executive offices within 60 days of the Award Grant Date or the Award will be deemed forfeited.

Award Grant Date: ________________

Type of Award: Nonqualified Stock Option ________ Incentive Stock Option ____________

Restricted Stock ________ Stock Appreciation Right ____________

Name of Employee: ________________

Number of Shares Covered by Award: __________

If Option or Stock Appreciation Right, Exercise Price per Share: $, which is intended to be not less than 100% of the Fair Market Value of the Shares on the Option Grant Date.

If Stock Appreciation Right: Cash settlement only __________ Share settlement only __________

Vesting Schedule: Subject to all of the terms and conditions set forth in this Agreement and the Plan, your right to acquire Shares under this Award shall vest as follows:

Number of Full Years Beginning After Grant Date	Cumulative Percentage Vested
Less than	percent
but fewer than	percent
but fewer than	percent
or more	100 percent

Award Term: years

By signing the cover sheet of this Agreement, the undersigned agree to all of the terms and conditions described in this Agreement and in the Plan.

Employee: ______________________________
Signature

____
Typed or printed name

Company: ______________________________
Signature

____
Typed or printed name

Its: ______________________________

The Plan and Other Agreements

The text of the Plan, as it may be amended from time to time, is incorporated in this Agreement by reference. This Agreement (which includes the cover sheet) and the Plan constitute the entire understanding between you and the Company regarding this Award. Any prior agreements, commitments or negotiations concerning this Award are superseded. In the event that any provision in this Agreement conflicts with any term in the Plan, the term in the Plan shall be deemed controlling. Certain capitalized terms used in this Agreement are defined in the Plan. You are strongly urged to read the Plan and the Plan prospectus in their entirety.

Vesting

This Award may be exercised or will vest according to the schedule set forth on the cover sheet.

Term

This Award shall expire in any event at the close of business at the Company's executive offices on the day before the -year anniversary of the Award Grant Date, as shown on the cover sheet. This Award will expire earlier if your employment by the Company or any Related Entity ("Employment") Terminates, as described below.

Termination due to Retirement

Upon Retirement:

1. If this Award is a Nonqualified Stock Option or a Stock Appreciation Right, to the extent this Award is not exercisable, this Award will become fully exercisable and may be exercised at any time before the earlier of (a) the expiration date specified in this Agreement or (b) one year after the Retirement date;

2. If this Award is an Incentive Stock Option, to the extent this Award is not exercisable, this Award will become fully exercisable and may be exercised at any time before the earlier of (a) the expiration date specified in this Agreement or (b) three months after the Retirement date; provided, however, that to the extent that this Award is not exercised within three months after the Retirement date, this Award will be treated as a Nonqualified Stock Option and may be exercised by the earlier of (a) the expiration date specified in this Agreement or (b) one year after the Retirement date; and

3. If this Award is Restricted Stock, any portion of the Restricted Stock that is unvested when the Employee Retires will be fully vested upon the Employee's Retirement.

Termination due to Death or Disability

If your Employment Terminates because of your death or Disability and this Award is an Option or Stock Appreciation Right, this Award will expire at the close of business at the Company's executive offices on the earlier of the expiration date specified in this Award Agreement or one year after the date of death or Disability. If the Award is Restricted Stock, all unvested Shares will become fully vested when you die or become Disabled.

Termination for Cause

If your Employment is Terminated, or is deemed to have been Terminated, for Cause, this Award will immediately expire. If this Award is an Option or a Stock Appreciation Right, all unexercised portions of the Option or Stock Appreciation Right under this Agreement, whether or not then exercisable or vested, will be forfeited. If the Award is Restricted Stock, all unvested Shares will be forfeited.

Termination for Any Other Reason

If your Employment Terminates for any reason other than because of your Retirement, your death or Disability or because you were Terminated for Cause, and if this Award is an Option or a Stock Appreciation Right, then this Award may be exercised to the extent it is exercisable at the date of Termination at any time before the earlier of (1) the expiration date specified in this Agreement or (2) 90 days after the Termination date. If this Award is an Option or Stock Appreciation Right, to the extent this Award is not exercisable as of the date of Termination, this Award shall be forfeited. If this Award is Restricted Stock, to the extent this Award has not vested, this Award shall be forfeited.

Beneficiary Designation

You may name a Beneficiary or Beneficiaries to receive or to exercise this Award at your death, to the extent this Award is vested or exercisable as set forth elsewhere in this Agreement and the Plan. Such a designation may be done only on the attached Beneficiary Designation Form and by following the rules in that Form. The Beneficiary Designation Form need not be completed now and is not required as a condition of receiving your Award. If you die without completing a Beneficiary Designation Form or if you do not complete that Form correctly, your Beneficiary will be your surviving spouse or, if you do not have a surviving spouse, your estate.

No Rights to Continue as Employee

Neither this Award nor this Agreement gives you the right to continued Employment by the Company or any Related Entity.

Adjustments

The Committee may adjust the number of Shares covered by this Award and the Exercise Price per Share, if any, under certain circumstances as provided in the Plan. Notwithstanding anything to the contrary contained in this Agreement, upon a Change in Control, this Award (and the vesting thereof) shall be subject to the provisions of Article 10.00 of the Plan. The Committee also retains the right to amend the Plan and this Agreement without any additional consideration to you to the extent necessary to avoid penalties arising under Code Section 409A, even if those amendments reduce, restrict or eliminate rights granted under the Plan or this Agreement (or both) before those amendments.

Transfer of Award

Except as provided in the Beneficiary Designation section above, this Award may not be transferred except by will or the laws of descent and distribution and, during your lifetime, may be exercised only by you or your guardian or legal representative.

Withholding Taxes

You will not be allowed to exercise this Award, if it is an Option or a Stock Appreciation Right, and you will not receive vested unrestricted Shares if this Award is Restricted Stock, unless you make arrangements acceptable to the Committee to pay any withholding or other taxes that may be due as a result of the exercise or vesting of this Award or the sale of Shares acquired under this Award.

Certain Provisions if this Award is an Option

Notice of Exercise. When you wish to exercise this Award, you must notify the Company by delivering an appropriate "Notice of Exercise" to the Committee, in care of either the President or the Chief Financial Officer of the Company at the Company's executive offices. A copy of such Notice of Exercise is attached to this Agreement. Your notice must specify how many Shares you wish to purchase (which must be a whole number of Shares) and how your Shares should be registered (in our name only, or in your and your spouse's names as joint tenants or as joint tenants with right of survivorship). Your notice will be effective when it is received by the Company at the Company's executive offices. If someone else wants to exercise this Award after your death, that person must prove to the Company's satisfaction that he or she is entitled to do so.

Form of Payment. When you submit your notice of exercise, you must include payment of the Exercise Price per Share for the Shares you are purchasing. Payment may be made in cash, a cashier's check or a money order, or you may exercise this Option by tendering Shares you already have owned for at least six months and that have a Fair Market Value on the exercise date equal to the Exercise Price per Share for the Shares you are purchasing. You are urged to read carefully the taxation discussion in the Plan prospectus before exercising your Option.

Restrictions on Exercise and Resale. By signing this Agreement, you agree not to exercise this Award or sell any Shares acquired under this Award at a time when applicable laws, regulations or Company or underwriter trading policies prohibit exercise, sale or issuance of Shares. The Company will not permit you to exercise this Award if the issuance of shares at that time would violate any law or regulation. The Company shall have the right to designate one or more periods of time, each of which shall not exceed 180 days in length, during which this Award shall not be exercisable if the Committee determines, in its sole discretion, that such limitation on exercise could in any way facilitate a lessening of any restriction on transfer pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws with respect to any issuance of securities by the Company, facilitate the registration or qualification of any issuance of securities by the Company under the Securities Act or any state securities laws, or facilitate the perfection of any exemption from the registration or qualification requirements of the Securities Act or any state securities laws for the issuance or transfer of any securities. Such limitation on exercise shall not alter the Vesting Schedule set forth on the cover page other than to limit the periods during which this Award shall be exercisable.

No Shareholder Rights. Neither you, nor your estate or heirs, shall have any rights as a shareholder of the Company with respect to the Shares underlying this Award until this Award has been exercised and a certificate for the Shares being acquired has been issued. No adjustments will be made for dividends or other rights if the applicable record date occurs before the certificate for the Shares is issued, except as described in the Plan.

Certain Provisions if this Award is a Stock Appreciation Right

Notice of Exercise. When you wish to exercise this Award, you must notify the Company by delivering an appropriate "Notice of Exercise" to the Committee, in care of either the President or the Chief Financial Officer of the Company at the Company's executive offices. A copy of such Notice of Exercise is attached to this Agreement. Your notice must specify the number of Shares (which must be a whole number of Shares) with respect to which you wish to exercise this Award. If the cover sheet of this Agreement provides that the Stock Appreciation Right is to be settled in Shares, you must also specify how your Shares should be registered (in our name only, or in your and your spouse's names as joint tenants or as joint tenants with right of survivorship). Your notice will be effective when it is received by the Company at the Company's executive offices. If someone else wants to exercise this Award after your death, that person must prove to the Company's satisfaction that he or she is entitled to do so.

Restrictions on Exercise and Resale. By signing this Agreement, you agree not to exercise this Award or sell any Shares acquired under this Award at a time when applicable laws, regulations or Company or underwriter trading policies prohibit exercise, sale or issuance of Shares. The Company will not permit you to exercise this Award if the issuance of shares at that time would violate any law or regulation. The Company shall have the right to designate one or more periods of time, each of which shall not exceed 180 days in length, during which this Award shall not be exercisable if the Committee determines, in its sole discretion, that such limitation on exercise could in any way facilitate a lessening of any restriction on transfer pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws with respect to any issuance of securities by the Company, facilitate the registration or qualification of any issuance of securities by the Company under the Securities Act or any state securities laws, or facilitate the perfection of any exemption from the registration or qualification requirements of the Securities Act or any state securities laws for the issuance or transfer of any securities. Such limitation on exercise shall not alter the Vesting Schedule set forth on the cover page other than to limit the periods during which this Award shall be exercisable.

No Shareholder Rights. Neither you, nor your estate or heirs, shall have any rights as a shareholder of the Company with respect to the Shares underlying this Award unless and until this Award has been exercised and a certificate for the Shares being acquired has been issued, if this Award may be settled in Shares. No adjustments will be made for dividends or other rights if the applicable record date occurs before the certificate for the Shares is issued, except as described in the Plan.

Certain Provisions if this Award is Restricted Stock

Shareholder Rights. You may exercise full voting rights associated with the Restricted Stock and will be entitled to receive all dividends and other distributions paid with respect to the Restricted Stock; provided, however, that if any dividends or other distributions are paid in Shares, those Shares will be subject to the same restrictions on transferability and forfeitability as the Shares with respect to which they were issued.

EXHIBIT 10.14

NB&T FINANCIAL GROUP, INC.
AMENDED AND RESTATED
2006 EQUITY PLAN
AWARD AGREEMENT
(Directors' Nonqualified Stock Option)

NB&T Financial Group, Inc., an Ohio corporation (the "Company"), hereby grants an option (this "Option") to purchase its common shares, without par value (the "Shares"), to the Optionee named below. The terms and conditions of this Option are set forth in this Agreement (which includes this cover sheet), in the NB&T Financial Group, Inc. Amended and Restated 2006 Equity Plan (the "Plan") and in the Plan prospectus. Copies of the Plan and the Plan prospectus are attached. A copy of this Award Agreement must be signed and returned to the President or the Chief Financial Officer of the Company at its executive offices within 60 days of the Option Grant Date or the Option will be deemed forfeited.

Option Grant Date: ___________

Name of Optionee: ___________

Number of Shares Covered by Option: ___________

Exercise Price per Share: $, which is intended to be not less than 100% of the Fair Market Value of the Shares on the Option Grant Date.

Vesting Schedule: Subject to all of the terms and conditions set forth in this Agreement and the Plan, your right to purchase Shares under this Option shall vest as follows:

Number of Full Years Beginning After Grant Date	Cumulative Percentage Vested
Less than 1	0 percent
1 but fewer than 2	33 1/3 percent
2 but fewer than 3	66 2/3 percent
3 or more	100 percent

Option Term: Ten years

By signing the cover sheet of this Agreement, the undersigned agree to all of the terms and conditions described in this Agreement and in the Plan.

Optionee: ______________________________
Signature

____
Typed or printed name

Company: By ______________________________
Signature

____
Typed or printed name

Its ______________________________

The Plan and Other Agreements

The text of the Plan, as it may be amended from time to time, is incorporated in this Agreement by reference. This Agreement (which includes the cover sheet) and the Plan constitute the entire understanding between you and the Company regarding this Option. Any prior agreements, commitments or negotiations concerning this Option are superseded. In the event that any provision in this Agreement conflicts with any term in the Plan, the term in the Plan shall be deemed controlling. Certain capitalized terms used in this Agreement are defined in the Plan. You are strongly urged to read the Plan and the Plan prospectus in their entirety.

Nonqualified Stock Option

This Option is not intended to qualify as an Incentive Stock Option under section 422 of the Code and shall be interpreted accordingly.

Vesting

This Option may be exercised according to the schedule set forth on the cover sheet.

Term

This Option shall expire in any event at the close of business at the Company's executive offices on the day before the ten-year anniversary of the Option Grant Date, as shown on the cover sheet. This Option will expire earlier if your service as a Director ("Service") Terminates, as described below.

Termination due to Death or Disability

If your Service Terminates because of your death or Disability, this Option will expire at the close of business at the Company's executive offices on the earlier of the expiration date specified in this Award Agreement or one year after the date of death or Disability.

Termination for Cause

If your Service is Terminated, or is deemed to have been Terminated, for Cause, this Option will immediately expire, and all unexercised rights to purchase Shares under this Agreement, whether or not then exercisable, will be forfeited.

Termination for Any Other Reason

If your Service Terminates for any reason other than because of your death of Disability or because you were Terminated for Cause, this Option may be exercised to the extent it is exercisable at the date of Termination at any time before the earlier of (1) the expiration date specified in this Agreement or (2) 90 days after the Termination date. To the extent this Option is not exercisable as of the date of Termination, the right to purchase Shares under this Option shall be forfeited.

Notice of Exercise

When you wish to exercise this Option, you must notify the Company by delivering an appropriate "Notice of Exercise" to the Committee, in care of either the President or the Chief Financial Officer of the Company at the Company's executive offices. A copy of such Notice of Exercise is attached to this Agreement. Your notice must specify how many Shares you wish to purchase (which must be a whole number of Shares) and how your Shares should be registered (in our name only, or in your and your spouse's names as joint tenants or as joint tenants with right of survivorship). Your notice will be effective when it is received by the Company at the Company's executive offices. If someone else wants to exercise this Option after your death, that person must prove to the Company's satisfaction that he or she is entitled to do so.

Form of Payment

When you submit your notice of exercise, you must include payment of the Exercise Price per Share for the Shares you are purchasing. Payment may be made in cash, a cashier's check or a money order, or you may exercise this Option by tendering Shares you already have owned for at least six months and that have a Fair Market Value on the exercise date equal to the Exercise Price per Share for the Shares you are purchasing. You are urged to read carefully the taxation discussion in the Plan prospectus before exercising your Option.

Withholding Taxes

You will not be allowed to exercise this Option unless you make arrangements acceptable to the Committee to pay any withholding or other taxes that may be due as a result of the exercise of this Option or the sale of Shares acquired under this Option.

Restrictions on Exercise and Resale

By signing this Agreement, you agree not to exercise this Option or sell any Shares acquired under this Option at a time when applicable laws, regulations or Company or underwriter trading policies prohibit exercise, sale or issuance of Shares. The Company will not permit you to exercise this Option if the issuance of shares at that time would violate any law or regulation. The Company shall have the right to designate one or more periods of time, each of which shall not exceed 180 days in length, during which this Option shall not be exercisable if the Committee determines, in its sole discretion, that such limitation on exercise could in any way facilitate a lessening of any restriction on transfer pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws with respect to any issuance of securities by the Company, facilitate the registration or qualification of any issuance of securities by the Company under the Securities Act or any state securities laws, or facilitate the perfection of any exemption from the registration or qualification requirements of the Securities Act or any state securities laws for the issuance or transfer of any securities. Such limitation on exercise shall not alter the Vesting Schedule set forth on the cover page other than to limit the periods during which this Option shall be exercisable.

Transfer of Option

Except as provided in the Beneficiary Designation section above, this Option may not be transferred except by will or the laws of descent and distribution and, during your lifetime, may be exercised only by you or your guardian or legal representative.

Beneficiary Designation

You may name a Beneficiary or Beneficiaries to receive or to exercise this Option at your death, to the extent this Option is so exercisable as set forth elsewhere in this Agreement and the Plan. Such a designation may be done only on the attached Beneficiary Designation Form and by following the rules in that Form. The Beneficiary Designation Form need not be completed now and is not required as a condition of receiving your Option. If you die without completing a Beneficiary Designation Form or if you do not complete that Form correctly, your Beneficiary will be your surviving spouse or, if you do not have a surviving spouse, your estate.

No Rights to Continue as Director

Neither this Option nor this Agreement gives you the right to continue as a Company Director or to be nominated by the Board of Directors of the Company to continue as a Company Director.

No Shareholder Rights

Neither you, nor your estate or heirs, shall have any rights as a shareholder of the Company with respect to the Shares underlying this Option until this Option has been exercised and a certificate for the Shares being acquired has been issued. No adjustments will be made for dividends or other rights if the applicable record date occurs before the certificate for the Shares is issued, except as described in the Plan.

Adjustments

The Committee may adjust the number of Shares covered by this Option and the Exercise Price per Share under certain circumstances as provided in the Plan. Notwithstanding anything to the contrary contained in this Agreement, upon a Change in Control, this Option (and the vesting thereof) shall be subject to the provisions of Article 10.00 of the Plan. The Committee also retains the right to amend the Plan and this Agreement without any additional consideration to you to the extent necessary to avoid penalties arising under Code Section 409A, even if those amendments reduce, restrict or eliminate rights granted under the Plan or this Agreement (or both) before those amendments.

NB&T FINANCIAL GROUP, INC.
AMENDED AND RESTATED
2006 EQUITY PLAN
NONQUALIFIED STOCK OPTION NOTICE OF EXERCISE

____
OPTIONEE

By completing this Notice of Exercise and returning it to the Company at the address given below, I elect to exercise the Nonqualified Stock Option described below:

Affected Nonqualified Stock Option: This Notice of Exercise relates to the following Nonqualified Stock Option ("NSO") (*fill in the blanks*):

Grant Date: ____________

Number of Shares Being Purchased: ____________

Exercise Price: The Exercise Price due is $____________
Note: This amount must be the product of the Exercise Price per Share for the NSO being exercised multiplied by the number of Shares with respect to which you are exercising the NSO.

Payment of Exercise Price: I have decided to pay the Exercise Price and any related taxes by (*check one*):
Note: These methods are described in the Award Agreement.

____ Cash, cashier's check or money order

____ Surrender of Shares owned by me for at least six months

____ Combination of cash and surrender of Shares

Note: If you elect to pay the Exercise Price and any related taxes through surrendered Shares or a combination of cash and surrendered Shares, you should contact the President or the Chief Financial Officer at the address given below to be sure you understand how to surrender your Shares and the number of Shares that must be surrendered.

For additional copies of this Notice of Exercise or for additional information, contact the President or the Chief Financial Officer of the Company at the address set forth below or call either of such officers at 937-382-1441.

You must complete a separate Notice of Exercise for each exercise of an NSO granted under each Award Agreement. For example, if you are purchasing Shares under an NSO awarded on April 26, 2006, and you are purchasing Shares under an NSO awarded on April 27, 2007, you must complete and submit two separate Notices of Exercise, one for each NSO being exercised.

ACKNOWLEDGMENT OF EFFECT OF EXERCISE

By signing below, I acknowledge and agree that:

- I fully understand the effect (including the investment effect) of exercising my NSO and buying common shares of the Company and understand that there is no guarantee that the value of these Shares will appreciate or will not depreciate;
- This Notice of Exercise will have no effect if it is not returned to the Company at the address given below before the Expiration Date specified in the Award Agreement under which this NSO was granted; and
- The Shares I am buying by completing and returning this Notice of Exercise will be issued to me as soon as administratively practicable.

OPTIONEE:

________________________________ Date signed:________________________________

(Signature)

____

(Typed or printed name)

A signed copy of this Nonqualified Stock Option Notice of Exercise must be received at the following address no later than the Expiration Date:

President or Chief Financial Officer
NB&T Financial Group, Inc.
48 N. South Street
Wilmington, OH 45177

ACKNOWLEDGMENT OF RECEIPT

A signed copy of this Nonqualified Stock Option Notice of Exercise was received on: ____________

Optionee:

____ Has effectively exercised the NSO described in this Notice of Exercise; or

____ Has not effectively exercised the NSO described in this Notice of Exercise because:

____

describe the deficiency

NB&T Financial Group, Inc.

By:________________________________ Date:________________________________

(Signature)

____

(Typed or printed name)

Note: Keep a copy of this Notice of Exercise as part of the Plan's permanent records.

NB&T FINANCIAL GROUP, INC.
AMENDED AND RESTATED
2006 EQUITY PLAN

BENEFICIARY DESIGNATION FORM
RELATING TO NONQUALIFIED STOCK OPTION GRANTED TO

____
Name of Optionee

____
Date of Award

Instructions for Completing This Beneficiary Designation Form

You may use this Beneficiary Designation Form to (1) name the person you want to receive any amount due under the NB&T Financial Group, Inc. 2006 Equity Plan after your death or (2) change the person who will receive these benefits.

There are several things you should know before you complete this Beneficiary Designation Form:

First, if you do not elect another beneficiary, any amount due to you under the Plan when you die will be paid to your surviving spouse or, if you have no surviving spouse, to your estate.

Second, your election will not be effective (and will not be implemented) unless you complete all applicable portions of this Beneficiary Designation Form and return it to the Vice President of Human Resources of The National Bank and Trust Company at the address given below.

Third, all elections will remain in effect until they are changed (or until all death benefits are paid).

Fourth, if you designate your spouse as your beneficiary but are subsequently divorced from that person (or your marriage is annulled), your beneficiary designation will be revoked automatically.

Fifth, if you have any questions about this Beneficiary Designation Form or if you need additional copies of this form, please contact the Vice President of Human Resources of The National Bank and Trust Company at the address given below.

Designation of Beneficiary

Primary Beneficiary

I designate the following person(s) as my Primary Beneficiary or Beneficiaries to receive any amount due after my death under the terms of the Award Agreement described at the top of this Beneficiary Designation Form. This benefit will be paid, in the proportion specified, to:

_____% to____
(Name) (Relationship)

Address: ____

_____% to____
(Name) (Relationship)

Address: ____

______% to____

(Name) (Relationship)

Address: ____

______% to____

(Name) (Relationship)

Address: ____

Contingent Beneficiary

If any one or more of my Primary Beneficiaries dies before I die, I direct that any amount due after my death under the terms of the Award described at the top of this Beneficiary Designation Form:

__________ Be paid to my other named Primary Beneficiaries in proportion to the allocation given above (ignoring the interest allocated to the deceased Primary Beneficiary); or

__________ Be distributed among the following Contingent Beneficiaries:

______% to____

(Name) (Relationship)

Address: ____

______% to____

(Name) (Relationship)

Address: ____

______% to____

(Name) (Relationship)

Address: ____

______% to____

(Name) (Relationship)

Address: ____

Elections made on this Beneficiary Designation Form will be effective only after this Form is received by the Vice President of Human Resources of The National Bank and Trust Company and only if it is fully and properly completed and signed.

____

(Name of Optionee)

Date of Birth: ____________________

Address: ____

____

______________________________ ______________________________

Date Signature

Return this signed Beneficiary Designation Form to the Vice President of Human Resources at the following address:

Vice President of Human Resources
The National Bank and Trust Company
48 N. South Street
Wilmington, Ohio 45177

Received on: ____________________

By: ______________________________

EXHIBIT 21

NB&T FINANCIAL GROUP, INC.

SUBSIDIARIES OF THE REGISTRANT

At December 31, 2008

NAME OF CORPORATION	STATE OF INCORPORATION	PERCENTAGE OF OWNERSHIP
The National Bank and Trust Company	Ohio	100%
NB&T Insurance Agency Group, Inc.	Ohio	100%
NB&T Insurance Agency, Inc.	Ohio	100%
NB&T Statutory Trust III	Delaware	100%

EXHIBIT 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statements on Form S-8, previously filed by NB&T Financial Group, Inc. on March 23, 1995 and April 19, 2006, of our report dated February 23, 2009 on our audit of the consolidated financial statements of NB&T Financial Group, Inc., as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 which report and financial statements are contained in the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and 2007.

/s/ BKD, LLP

BKD, LLP

Cincinnati, Ohio
March 16, 2009

EXHIBIT 31.1

CERTIFICATION

I, John J. Limbert, the President and Chief Executive Officer of NB&T Financial Group, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of NB&T Financial Group, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2009

/S/ JOHN J. LIMBERT

John J. Limbert
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Craig F. Fortin, the Senior Vice President and Chief Financial Officer of NB&T Financial Group, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of NB&T Financial Group, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2009

/s/ CRAIG F. FORTIN

Craig F. Fortin
Senior Vice President and Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of NB&T Financial Group, Inc. (the "Company"), on Form 10-K for the period ended December 31, 2008, dated the date of this Certification (the "Report"), I, John J. Limbert, the President and the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 17, 2009

/s/ JOHN J. LIMBERT

John J. Limbert
President and Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of NB&T Financial Group, Inc. (the "Company"), on Form 10-K for the period ended December 31, 2008, dated the date of this Certification (the "Report"), I, Craig F. Fortin, the Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 17, 2009

/s/ CRAIG F. FORTIN

Craig F. Fortin
Senior Vice President and Chief Financial Officer

NB&T Financial Group, Inc.

2009 Board of Directors

Timothy L. Smith
Chairman
NB&T Financial Group, Inc.,
The National Bank and Trust Company

John J. Limbert
President and CEO
NB&T Financial Group, Inc.,
The National Bank and Trust Company

Charles L. Dehner
Retired Executive Vice President and CFO
NB&T Financial Group, Inc.,
The National Bank and Trust Company

S. Craig Beam
Member, Thorobeam Farm, LLC,
A Thoroughbred Horse Breeding Operation

Dr. Daniel A. DiBiasio
President, Wilmington College

Dr. G. David Hawley
Minister, Indian Hill Episcopal-Presbyterian
Church of Cincinnati

Brooke Williams James
Business Administrator
WMSALL Farms

D. Jeffery Lykins
President, Lykins Companies,
A Petroleum Marketing Company

Robert A. Raizk
President, Wilmington Iron & Metal, Inc.

Executive Officers

John J. Limbert
President and CEO

Craig F. Fortin
Senior Vice President and CFO

Board of Directors



Left to right, standing: Dr. G. David Hawley, Robert Raizk, S. Craig Beam, Brooke Williams James, John J. Limbert. **Left to right, seated:** Charles L. Dehner, Dr. Daniel A. DiBiasio, Timothy L. Smith, Chairman, D. Jeffery Lykins.

Executive Committee
of The National Bank and Trust Company



Left to right, back row: Howard T. Witherby III, W. Keith Argabright, John J. Limbert, Michael D. Phillips. **Left to right, middle row:** Walter H. Rowsey, Thomas J. MacDonald, Stephen L. Klumb, Craig F. Fortin. **Left to right, front row:** Tricia H. Lynn, Sandra F. Waits.

Officers of

The National Bank and Trust Company

John J. Limbert
President and CEO

Sandra F. Waits
VP, Human Resources

Tricia H. Lynn
VP, Compliance/Audit

Retail Banking

W. Keith Argabright, Senior Vice President
C. Denise Fauber, VP, Regional Manager
Peter B. Joines, VP, Regional Manager
Mary Jane West, VP, Business Development
Todd A. Lane, VP, Electronic Banking
Michael C. Giannotta, AVP, Consumer Loans
Eric L. Noble, AVP, Small Business Banking
Marjorie R. Signer, AVP, Marketing
Jesse W. Back, AVP, Mason Courseview
Darrell L. Baumann, VP, Milford
Kelly L. Cornette, AVP, Mt. Orab
Kelli L. Crutcher, AVP, Batavia
Nicole D. Custis, AVP, Plaza
Daria K. Foebar, AVP, Sardinia
Qiana C. Hyre, AVP, Mason-Snider
Krista N. Jennett, AVP, Blanchester
Raydina L. Lillich, AVP, Georgetown
Sarah O. Pennington, AVP, Lebanon
Regina M. Ray, AVP, Hamilton Township
Margaret J. Scott, AVP, Main Office
Laura J. Shaw, AVP, Waynesville
Laura R. Strawser, AVP, Sabina
Dawn M. Voss, AVP, Owensville
Kelly A. Ward, AVP, Hillsboro
Sandra J. Wesley, AVP, Williamsburg

Financial Services Division

Craig F. Fortin, Senior Vice President and CFO
Jill M. Ulrich, VP, Controller

Loan Division

Stephen G. Klumb, Senior Vice President
Chad M. Beam, VP, Business Loans
Rhonda R. Beam-Adams, VP, Business Loans
Michael R. Dalton, VP, Business Loans
Richard A. Jones, VP, Business Development
C. Scott Losekamp, VP, Business Loans
Edward L. Wood, VP, Business Loans
Robert K. Schaad, VP, Real Estate Loans
James C. Wolary, AVP, Real Estate Loans

Credit Administration Division

Walter H. Rowsey, Senior Vice President
Matthew D. Downs, AVP, Collections
Desiree L. Garrison, AVP, Business Loan Operations
Shaun S. Goodbar, AVP, Credit Department
Barbara A. Prickett, AVP, Consumer Loan Operations

Operations Division

Howard T. Witherby, Senior Vice President
Kenneth R. Blendea, AVP, Security
Lisa A. Douglas, AVP, Information Systems

NB&T Advisory Group

Thomas J. MacDonald, Senior Vice President
Kenneth S. Donaldson, VP, Investment and Financial Planning Manager
Jason A. Phipps, VP, Producing Sales Manager
Jill R. Green, AVP, Trust Operations
Janet Dixon, AVP, Trust Officer
Dawn M. Greene, AVP, Trust Officer
Jill K. Klontz, AVP, Financial Consultant

NB&T Insurance Agency, Inc.

Michael D. Phillips, President
George R. Phillips IV, Senior Vice President
Richard L. Wertz, Assistant Vice President

Branches of

The National Bank and Trust Company

- Clinton County: Main Branch
- Clinton County: Wilmington West
- Clinton County: Plaza Office
- Clinton County: Sabina
- Clinton County: New Vienna
- Clinton County: Blanchester
- Highland County: Hillsboro
- Brown County: Sardinia
- Brown County: Mt. Orab
- Brown County: Georgetown
- Clermont County: Williamsburg
- Clermont County: Owensville
- Clermont County: Batavia
- Clermont County: Milford
- Warren County: Hamilton Township
- Warren County: Mason, Courseview Rd.
- Warren County: Mason, Snider Rd.
- Warren County: Waynesville
- Warren County: Lebanon



Interesting Facts

- 3 new offices opened in 2008
- 37,000 surcharge free ATMs available worldwide
- Mobile Banking offers account access anytime from any Internet capable cell phone

Taking good care of our customers ultimately means we're able to take good care of our stockholders. Our recent opening of three new branches in Warren County, bringing our total branch footprint in the area to five, has positioned us well to serve the community and we have been rewarded by the level of growth we've experienced in the county.

The partnership National Bank and Trust finalized with the Allpoint Network in 2008, giving our customers access to more than 37,000 surcharge free ATMs, and the launch of Mobile Banking in March of 2009, continue to make us a leader in convenience among Ohio's community banks. National Bank and Trust truly has big bank ability and small bank agility and our customers like it.

In the spirit of our pledge to be Focused on You, in 2009 we are continuing to seek innovative ways to make banking more accessible and convenient for our customers, grow their trust in us and increase our Bank's total market share while remaining personally involved in the development and strengthening of each of our communities.

2008
marked the
136th year of success
for The National Bank and Trust
Company. Our dedication to fiscally
conservative values, and commitment to the trust
our customers have placed in us, continue to be our guide.
We are proud of the strength and stability of our institution, and we are confident that the expertise, value, and convenience we bring to our customers will serve us well into the future.


connection


convenience

NB&T
FINANCIAL GROUP, INC

48 North South Street › Wilmington, Ohio 45177 › 937.382.1441 › nbtdirect.com